UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Performance Review

Balance Sheet

Statement of Income

Statement of Comprehensive Income

Statements of Changes in Stockholders' Equity – Bank

Statements of Changes in Stockholders' Equity – Consolidated

Statement of Cash Flows

Statement of Value Added

1. General Information

2. Presentation of Financial Statements

3. Significant Accounting Policies

4. Cash and Cash Equivalents

5. Interbank Investments

6. Securities and Derivatives Financial Instruments

7. Interbank Accounts

8. Credit Portfolio and Allowance for Expected Losses Associated with Credit Risk

9. Other Financial Assets

10. Tax Assets and Liabilities

11. Other Assets

12. Dependences Information and Foreign Subsidiary

13. Investments in Affiliates and Subsidiaries Subsidiary

14. Fixed Assets

15. Intangibles

16. Funding

17. Other Financial Liabilities

18. Other Payables – Other

19. Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

20. Stockholders’ Equity

21. Related Parties

22. Income from Services Rendered and Banking Fees

23. Personnel Expenses

24. Other Administrative Expenses

25. Other Operating Income

26. Other Operating Expenses

27. Non-Operating Income

28. Employee Benefit Plans - Post-Employment Benefits

29. Risk Management, Capital and Sensitivity Analysis

30. Other information

31. Subsequent Events

Performance Review

Dear Stockholders:

We present the Performance Commentary to the Condensed Individual and Consolidated Interim Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Banco) for the period ended September 30, 2021, prepared in accordance with accounting practices adopted in Brazil, established by Corporation Law, together with the rules of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and the model of the document provided for in the Accounting Plan of Institutions of the National Financial System (Cosif) and the Securities Commission (CVM), which do not conflict with the rules issued by Bacen.

The Condensed Consolidated Interim Financial Statements prepared based on the international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended September 30, 2021 were simultaneously disclosed on the website www.santander.com.br/ri.

1. Macroeconomic Environment

At the end of the third quarter of 2021, Banco Santander observed the median of projections regarding the performance of the Brazilian economy indicating a growth of the Brazilian GDP of 5.0% in 2021, compared to a contraction of 4.06% in the previous year. The projection for 2021 is lower than that observed at the end of the second quarter and, in the Bank's assessment, was influenced by the recent publication that the actual result observed in that period was below the market consensus - the median of the estimates indicated seasonally adjusted quarterly expansion of 0 .2% for the second quarter of 2021. The economic activity data released came in line with our GDP growth estimate in the previous quarter (we also estimated a 0.2% increase) and we reinforce our expectation that the Brazilian economy will grow 5 .1% in 2021.

Also, in this quarter, the Bank witnessed the interannual variation of the IPCA reaching 9.68%, a level well above the target set for 2021 (3.75%) and also above the 8.5% projected by Santander for the same year. The Bank understands that this inflationary environment and its balance of risks were the motivators for the Central Bank of Brazil to raise the basic interest rate of 4.25% p.a. to 6.25% p.a. between the previous quarter and the last Copom meeting. Santander believes that this approach to the Selic rate increases the chance that inflation will converge to the established targets within the relevant time horizon for monetary policy. In this sense, the Bank projects that the Selic rate will reach 8.25 % p.a. at the end of 2021 and 8.5% p.a. at the end of 2022.

Regarding the behavior of the exchange rate, Banco Santander saw the quotation of the Brazilian currency against the US dollar end the second quarter of 2021 quoted at R$5.00/US$. That is, below the rate of R$5.80/US$ seen at the end of the previous quarter. This trajectory of devaluation of the real is in line with our forecast that the exchange rate will end the year 2021 quoted at R$5.25/US$.

The performances mentioned above took place in the midst of an international environment that the Bank considered favorable and which highlighted the following theme: the process of reopening and the resumption of economic activity. Regarding the Coronavirus Pandemic, the concern with the Delta variant is less (at the margin), as the situation is apparently under control (from the point of view of hospitalization and deaths). In China, concern about the economic slowdown at the beginning of the second half of the year has already provoked a reaction from the Chinese government, which has returned to adding stimulus to the economy (mainly through the credit channel). It is noteworthy that this stimulus will be smaller than that of 2020, but should reduce the risks of a pronounced slowdown ahead. On the inflation side, the scenario has evolved with the cooling of inflation in the latest readings. With commodity prices losing pace recently, the base effect dissipating and the bottlenecks caused by the reopening of economies being resolved, the latest data already show inflation starting to decline, although it still continues to show numbers considerably above the target. Therefore, although the IPCA variation should end above the inflation target in 2021 and 2022, we continue to assess that there will be a trajectory of convergence towards lower levels, with the achievement of the target in 2023 being a feasible scenario.

2. Performance

2.1) Corporate Income

Consolidated Income Statements (R$ Millions)	9M21	9M20	annual changes %	3Q21	2Q21	quarter changes %
Financial Income	69,809.1	101,346.7	(31.1)	39,555.9	(7,503.8)	(1,030.3)
Financial Expenses	(40,047.7)	(94,402.8)	(57.6)	(31,149.0)	20,918.0	(291.5)
Gross Profit from Financial Operations (a)	29,761.3	6,943.9	328.6	8,406.9	13,414.2	121.9
Other Operating (Expenses) Income (a)	(11,540,6)	(8,716.6)	32.4	(4,012.4)	(3,492.5)	230.4
Operating Income	18,220.8	(1,772.6)	(1,127.9)	4,394.5	9,921.7	83.6
Non-Operating Income	51,3	252.5	(79.7)	23.2	(1.1)	(4,759.9)
Income Before Taxes on Income and Profit Sharing	18,272.0	(1,520.2)	(1,302.0)	4,417.7	9,920.6	84.2
Income Tax and Social Contribution (a)	(5,552.0)	12,653.3	(143.9)	374.9	(5,306.5)	4.6
Profit Sharing	(1,441.6)	(1,421.2)	1.4	(501.2)	(468.6)	207.6
Non-Controlling Interest	(87.1)	(101.1)	13.9	(19.1)	(42.6)	104.4
Consolidated Net Income	11,191.3	9,610.6	16.4	4,272.2	4,102.9	172.8

OPERATING RESULT BEFORE ADJUSTED TAXATION	9M21	9M20	annual changes %	3Q21	2Q21	quarterly changes %
(R$ Million)
Result before Taxation on Profit and Participation	18,272.0	(1,520.0)	(1,302.1)	4,417.7	9,920.5	(55.5)
Foreign Exchange Hedge	1,454.7	17,519.2	(91.7)	2,247.1	(2,841.9)	(179.1)
Operating Income Before Adjusted Taxation	19,726.7	15,999.2	23.3	6,664.8	7,078.6	(5.8)

INCOME TAX	9M21	9M20	annual changes %	3Q21	2Q21	quarterly changes %
(R$ Million)
Income Tax and Social Contribution	(5,552.0)	12,653.0	(143.9)	374.9	(5,306.5)	(107.1)
Foreign Exchange Hedge	(1,454.7)	(17,519.2)	(91.7)	(2,247.1)	2,841.9	(179.1)
Adjusted Income Tax and Social Contribution	(7,006.7)	(4,866.2)	44.0	(1,872.2)	(2,464.6)	(24.0)

The annualized return for the period, based on the accounting result on average equity, reached 28.9%, an increase of 3.2 p.p. compared to the same period in 2020.

a) Foreign Exchange Hedge of Grand Cayman and Luxembourg Branches

Banco Santander operates branches in the Cayman Islands and Luxembourg, which are used mainly to raise funds in the international capital and financial markets, to provide the Bank with lines of credit that are extended to its customers for trade financing abroad and working capital. To cover exposure to exchange variations, the Bank uses external funding and derivative instruments. In accordance with Brazilian tax rules, as of January 2021, 50% of the gains or losses arising from the impact of the appreciation or devaluation of the Real on foreign investments started to be computed in the determination of taxable income and in the calculation basis of the Contribution Social on Net Income (CSLL) of the investing legal entity domiciled in the country, while the gains or losses on obligations and derivative instruments used as coverage are 100% taxable or deductible. The purpose of these derivative instruments is to protect net income after taxes. As of 2022, all exchange variation will be computed in the IRPJ and CSLL tax base.

The different tax treatment of such exchange differences results in volatility in the operating result and in the tax expense accounts (PIS/COFINS) and income taxes (IR/CSLL), as shown below:

Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branches (R$ Million)	9M21	9M20	annual changes %	3T21	2T21	quarterly changes %
Exchange Variation - Profit from Financial Operations	2,436.1	21,807.3	(88.8)	4,380.5	(6,959.5)	(162.9)
Derivative Financial Instruments - Profit from Financial Operations	(4,058.3)	(40,098.7)	(89.9)	(6,927.6)	10,278.7	(167.4)
Income Tax and Social Contribution	1,454.7	17,519.2	(91.7)	2,247.1	(2,841.9)	(179.1)
PIS/Cofins - Tax Expenses	167.4	772.2	(78.3)	300.8	(477.9)	(162.9)

2.2) Assets and Liabilities

Consolidated Balance Sheets (R$ Millions)	Sep/21	Dec/20	annual changes %
Current Assets	532,419,5	603,330.9	(11.8)
Long-Term Assets	437,621,9	399,058.1	9.7
Total Assets	970,041,4	1,002,389.0	(3.2)
Current and Long-Term Liabilities	889,443,7	921,914.6	(3.5)
Deferred Income	423,7	355.5	19.2
Non-Controlling Interest	1,344,5	1,150.7	16.8
Stockholders' Equity	78,829,6	78,968.2	(0.2)
Total Liabilities and Stockholders' Equity	970,041,4	1,002,389.0	(3.2)

2.3) Stockholders’ Equity

On September 30, 2021, Banco Santander's consolidated stockholders' equity decreased by 0.2% compared to December 31, 2020.

The variation in Stockholders' Equity between September 30, 2021 and December 31, 2020 was mainly due to the net income for the period in the amount of R$11,191 million, the negative equity valuation adjustment (bonds and securities and financial instruments derivatives) in the amount of R$2,686 million and the capital reduction in the amount of R$2,000 million, the payment of dividends in the amount of R$3,000 million and interest on equity in the amount of R$3,400 million.

For additional information, see note 20.

2.4) Basel Index

Bacen determines that financial institutions maintain a Reference Equity (PR), PR Level I and Principal Capital compatible with the risks of their activities, higher than the minimum requirement of the Required Reference Equity, represented by the sum of the credit risk and risk portions market and operational risk.

As established in CMN Resolutions No. 4,193/2013 and No. 4,783/2020, until March 2021 the PR requirement was at 10.25%, including 8.00% Minimum Reference Equity plus 1.25% Additional Conservation of Capital and 1.00% of Systemic Additional. PR Level I was 8.25% and Minimum Core Capital 6.75%.

Throughout 2021, the Capital Conservation Supplement goes through two increases, reaching 1.625% in April and 2.00% in October. Thus, in September the PR requirement is 10.625%, and at the end of 2021 it will be 11.00%. For September, 8.00% of the Minimum Reference Equity plus 1.625% of Additional Capital Conservation and 1.00% of Systemic Additional is considered, with the requirement of PR Level I of 8.625% and Minimum Principal Capital of 7.125%. By the end of 2021, the PR requirement reaches 11.0%, considering an 8.00% Minimum Reference Equity plus 2.00% Capital Conservation Additional and 1.00% Systemic Additional, with a requirement of PR Tier I and Minimum Principal Capital at the end of 2021 of 9.00% and 7.50%, respectively.

Continuing with the adoption of the rules established by CMN Resolution No. 4,192/2013, as of January 2015, the Prudential Consolidated, defined by CMN Resolution No. 4,280/2013, came into effect.

The index is calculated on a consolidated basis based on information from the Prudential Consolidated, as shown below:

Basel Index %	Sep/21	Dec/20
Basel I Ratio	13.14	14.06
Basel Principal Capital	11.97	12.87
Basel Regulatory Capital	14.30	15.25

2.5) Main Subsidiaries

The table below shows the balances of total assets, stockholders' equity, net income and loan operations portfolio for the period ended September 30, 2021, of Banco Santander's main subsidiaries:

Subsidiaries (R$ Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio	Ownership/ Interest (%)
Aymoré Crédito, Financiamento e Investimento S.A.	58,109.6	2,412.0	869.8	52,898.8	100.0%
Santander Leasing S.A. Arrendamento Mercantil	14,230.5	11,138.9	195.8	2,362.8	100.0%
Santander Corretora de Seguros, Investimento e Serviços S.A.	11,603.4	4,363.2	767.8	-	100.0%
Banco RCI Brasil S.A.	11,125.3	1,668.2	120.8	8,665.2	39.9%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	2,657.7	2,637.6	44.0	-	100.0%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,320.6	799.2	68.8	-	100.0%

The financial statements of the above Subsidiaries were prepared in accordance with the accounting practices adopted in Brazil, established by the Corporation Law, together with the rules of the CMN, Bacen and the document model provided for in the Accounting Plan of Cosif Institutions, of CVM, which do not conflict with the rules issued by Bacen, without the elimination of operations with affiliates.

3. Corporate Restructuring

During the period ended September 30, 2021 and the year ended December 31, 2020, several corporate movements were implemented with the aim of reorganizing the operations and activities of the entities in accordance with Banco Santander's business plan.

For additional information, see the explanatory note to the financial statements No. 13.

4. Strategy and Rating Agencies

For information regarding the Bank's strategy and rating at rating agencies, see the Results Report available at www.santander.com.br/ri.

5. Corporate Governance

The Board of Directors of Banco Santander met and resolved:

On September 16, 2021, it approved the re-election of Ms. Monique Silvano Arantes Bernardes as Ombudsman of the Company for a new term of 1 (one) year.

On July 27, 2021, it approved the Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Interim Consolidated Financial Statements of Banco Santander prepared in accordance with the Standards Financial Reporting Internationals (IFRS), both for the semester ended June 30, 2021.

On July 27, 2021, it approved the proposal for declaration and payment of interest on equity, in the amount of R$ 3,4 billion, paid on September 3, 2021, without any remuneration by way of monetary restatement.

On July 1, 2021, it approved the election of Mr. Rogério Magno Panca and Sandro Mazerino Sobral as Officers without a specific designation of the Company.

On June 1, 2021, it approved the election of Ms. Vania Maria da Costa Borgerth as a member of the Company's Audit Committee.

On May 3, 2021, it approved the election of the members of the Company's Executive Board for a new term.

On May 3, 2021, it approved the election of the members of the Advisory Committees to the Company's Board of Directors for a new term.

On April 27, 2021, it approved the proposal for the declaration and payment of interim and interim dividends totaling R$ 3 billion, paid on June 2, 2021 without any remuneration as monetary restatement.

On April 27, 2021, it approved the Management Report and the Company's Financial Statements in BRGAAP and IFRS for the first quarter of 2021.

On March 31, 2021, it approved the partial spin-off of the Company, which resulted in the segregation of its shares issued by Getnet, with version 2 of the split portion to Getnet, pursuant to the Protocol and Justification of the Partial Spin-off of Santander (" Partial Spin-off”).

On March 1, 2021, it became aware of the resignation request presented by Tarcila Reis Corrêa Ursini as a member of the Company's Sustainability Committee.

On February 25, 2021, it approved the proposed spin-off of the payment methods operation, carried out by the subsidiary, Getnet Acquiring and Services for Means of Payment SA (“Getnet”), in order to concentrate the Group's technology and payments business Santander within PagoNxt, a new technology-focused global payments platform.

On February 2, 2021, it approved the Individual and Individual and Consolidated Condensed Interim Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen for the year ended December 31, 2020.

On February 2, 2021, it approved, continuing the buyback program that expired on November 4, 2020, a new buyback program for Units and ADRs issued by Banco Santander, directly or through its Cayman branch, to be maintained in treasury or subsequent sale.

On February 2, 2021, it approved the proposal for declaration and payment of dividends, in the amount of R$ 512 million, paid on March 3, 2021, without any remuneration as monetary restatement.

The resolutions of the Board of Directors for the year 2020 are described in the Management Report of the Individual and Individual and Consolidated Condensed Interim Financial Statements of December 31, 2020.

6. Risk Management

Bacen published on February 23, 2017, CMN Resolution No. 4,557, which provides for the risk and capital management structure (GIRC) which came into effect from the same year. The resolution highlights the need to implement an integrated risk and capital management structure, definition of an integrated stress test program and Risk Appetite Statement (RAS - Risk Appetite Statement), constitution of a Risk Committee, definition of a disclosure policy of published information, appointment of director for risk management, director of capital and director responsible for the information disclosure policy. Banco Santander develops the necessary actions on a continuous and progressive basis, aiming at adherence to the resolution. No relevant impacts arising from this standard were identified.

For more information, see note 29 to this publication.

Capital Management Structure

Banco Santander's capital management structure has robust governance, which supports the processes related to this issue and establishes the attributions of each of the teams involved. In addition, there is a clear definition of the guidelines that must be adopted for the effective management of capital. Further details can be found in the Risk and Capital Management Framework, available on the Investor Relations website.

Internal Audit

The Internal Audit reports directly to the Board of Directors, and the Audit Committee is responsible for its supervision.

The Internal Audit is a permanent function, independent from any other function or unit, whose mission is to provide the Board of Directors and senior management with independent assurance on the quality and effectiveness of internal control and risk management processes and systems (current or emerging) and government, thus contributing to the protection of the organization's value, solvency and reputation. Internal Audit has a quality certificate issued by the Institute of Internal Auditors (IIA).

In order to fulfill its functions and coverage risks inherent to Banco Santander's activity, the Internal Audit has a set of internally developed tools that are updated when necessary. Among them, the risk matrix stands out, used as a planning tool, prioritizing the risk level of the auditable universe considering, among others, its inherent risks, the last audit rating, the degree of compliance with the recommendations and its dimension. The work programs, which describe the audit tests to be performed, are periodically reviewed.

The Audit Committee and the Board of Directors favorably analyzed and approved the Internal Audit work plan for the year 2021.

7. People

With the public health crisis unleashed in early 2020, care has never been so much talked about. Take care of yourself and the other. And at Banco Santander, we continue to take care of our people, an essential element in the Company. After all, they are the ones who think, design, develop, interact and build what Banco Santander wants to be. This is why the Bank invests in each of the 49,286 employees here in Brazil.

On the subject of Health, we designed our internal protocol of action in the containment of COVID-19, guided by Organs sanitary and health agencies. We have the Telemedicine service in partnership with Hospital Albert Einstein, guaranteeing high standard medical care to 100% of employees and their dependents, in addition to investing in the Emotional Health Program that has supported our people in adapting to and coping with social distancing.

For the development of our people, the Corporate University – Academia Santander works towards a strong, transversal culture, enabling everyone, online and in person, to improve what they already know and explore new possibilities. From mandatory certifications for certain functions to Digital Leadership courses, the most important thing is to get out of your comfort zone and invest in yourself by expanding your knowledge and repertoire.

Banco Santander supports leaders and managers so that they are close and available. This performance is based on three pillars: Feedback, Open Chat and Personalized Recognition, ensuring that everyone is aligned through recurrent and frank conversations, career guidance and special moments to reward the teams' growth.

Banco Santander values a diverse environment, where every skill and every difference is valued. An example is the Affinity Group, created to promote diversity and inclusion based on the 5 pillars: Female Leadership; Racial Equity; Disabled people; Diversity of Trainings, Experiences and Generations and the LGBT+ pillar. Another good example is the Talent Show. In it, Banco Santander opens space to learn about the most different performances and explore the universe of skills that exist at the Bank, allowing interaction and fraternization among colleagues.

In the Customer sphere, we remain focused on offering the best products and services in a Simple, Personal and Fair manner. To this end, the process of updating our teams is essential and, therefore, in August 2021, the traditional café with our CEO, Sergio Rial, presented a debate with other Bank executives, talking about innovation and the importance of technological forces that will change our world. For this meeting, we had more than 32 thousand connections.

In August 2021, we also had the Blood Donation Campaign, where we had excellent participation, having saved more than 7,000 lives.

In September 2021, we had the Santander Week, in all Santander units around the world. This year, our main focus is on the “Joy of Serving” our customers, employees and society. Within the week, in addition to actions, our challenge was to make the greatest “Amigo de Valor” of all time. Amigo de Valor supports public policies aimed at guaranteeing the rights of children and adolescents and allows the allocation of part of the income tax due directly to the Child and Adolescent Law Funds.

8. Sustainable Development

Banco Santander Brasil's Sustainability strategy is based on three pillars: (i) Strategic and efficient use of Environmental Resources, (ii) Development of Potentials and (iii) Resilient and Inclusive Economy. The Bank's vision, through these pillars, is to contribute to a better, more prosperous and fair society, maintaining excellence and responsibility in internal management, based on ethical values and technology at the service of people and businesses.

We recognize our role as a financial institution in fostering sustainable business, helping society to prosper. We highlight some initiatives in 3Q21:

•         We made R$42.8 billion feasible in sustainable businesses, of which 61% via bonds.

•         We made available more than R$270 MM in credit lines directed to cooperatives and agribusinesses in the Amazon region.

•         We held the “Bioeconomia em Foco” Conference. The initiative is part of the Amazônia Plan, a commitment launched in July 2020 between Bradesco, Itaú and Santander with measures to enhance and scale up solutions that promote sustainable development in the region.

We maintained our actions in support of society and continued with our private social investment strategy with our programs to support children, adolescents, the elderly and entrepreneurs.

In September, we launched the 19th edition of Amigo de Valor, which has already mobilized R$ 160 MM to support 600 initiatives across the country, benefiting more than 54 thousand people in 18 years. The campaign is open to employees and customers and ends in November 2021. To join, access the website https://www.santander.com.br/sustentabilidade/sociedade/amigo-de-valor.

We highlight two recognitions in the period:

•         Fortune - Change the World 2021

•         Most Sustainable Company of Época Negócios 360°

9. Effects of the Pandemic - COVID-19

The Bank monitors the effects of this pandemic that affect its operations and that may adversely affect its results. Since the beginning of the pandemic in Brazil, Committees have been set up to monitor the effects of the spread and its impacts, in addition to government actions to mitigate the effects of COVID-19.

The Bank maintains its operational activities, observing the protocols of the Ministry of Health and other Authorities. Among the actions taken, we highlight (a) the dismissal of employees from the risk group and intensification of home office work, (b) the definition of a monitoring protocol, with health professionals, for employees and family members who have the symptoms of COVID-19 and (c) increased communication about prevention measures and remote means of care.

Future impacts related to the pandemic, which have a certain degree of uncertainty as to their duration and severity and which, therefore, cannot be accurately measured at this time, will continue to be monitored by Management.

10. SX & Open Finance

Our performance, which is based on proximity to the customer and on offering products and services tailored to the needs of each profile, differentiates us in the face of the current transformation of the financial sector. Therefore, we are expanding SX, Santander's special PIX, which totaled R$225 billion in PIX sent this quarter, representing a market share of 16% in the same period.

11. Independent Audit

Banco Santander's policy, including its subsidiaries, in contracting services unrelated to the audit of Financial Statements by its independent auditors is based on Brazilian and international auditing standards, which preserve the auditor's independence. This rationale provides for the following: (i) the auditor must not audit its own work, (ii) the auditor must not exercise managerial functions for its client, (iii) the auditor must not promote the interests of its client, and (iv) need for approval of any services by the Bank's Audit Committee.

Pursuant to CVM Instruction 381/2003, Banco Santander informs that in the period ended September 30, 2021, PricewaterhouseCoopers did not provide services unrelated to the independent audit of the Financial Statements of Banco Santander and its subsidiaries superior to 5% of total fees related to independent audit services.

Furthermore, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls in place to ensure its independence, which include an assessment of the work performed, including any service other than an independent audit of the Financial Statements of Banco Santander and its subsidiaries. This assessment is based on applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and provision of professional services unrelated to the audit of the Financial Statements by its independent auditors during the period ended September 30, 2021, did not affect the independence and objectivity in conducting the external audit work carried out at Banco Santander and other entities of the Group, since the above principles have been observed.

The Board of Directors

The Executive Board

(Authorized at the Board of Directors' Meeting of 10/26/2021)

Balance Sheet

			Bank		Consolidated
	Notes	9/30/2021	12/31/2020	9/30/2021	12/31/2020
Current Assets		532,960,798	586,324,279	532,419,508	603,330,917
Cash	4	15,262,858	19,522,250	15,276,568	19,512,315
Financial Instruments		457,335,913	511,695,788	452,372,110	523,139,590
Interbank Investments	5	100,682,208	112,963,929	47,090,422	68,116,477
Securities and Derivative Financial Instruments	6	76,274,178	96,534,510	89,245,063	107,235,066
Derivative Financial Instruments	6	15,819,533	17,886,650	13,754,806	18,446,009
Lending Operations	8	124,092,741	114,776,536	153,242,775	141,271,392
Others Assets Instruments	9	140,467,253	169,534,163	149,039,044	188,070,646
Leasing Operations		-	-	1,085,291	905,502
Provisions for Expected Losses Associated with Credit Risk	8.e	(6,664,352)	(7,078,539)	(8,291,520)	(8,563,593)
Other Assets	11	65,390,016	61,096,086	70,107,070	67,180,324
Current Tax Assets		1,636,363	1,088,694	1,869,989	1,156,779

Long-Term Assets		444,135,220	403,900,472	437,621,918	399,058,061
Financial Instruments		377,355,738	331,190,945	387,810,354	340,476,305
Interbank Investments	5	32,661,170	30,940,159	2,209,252	1,581,776
Securities and Derivative Financial Instruments	6	138,857,148	119,283,560	144,600,288	126,013,272
Derivative Financial Instruments	6	14,323,857	14,394,066	14,431,509	14,394,066
Lending Operations	8	187,669,626	164,803,732	222,725,368	196,839,325
Others Assets Instruments	9	3,843,937	1,769,428	3,843,937	1,647,866
Leasing Operations		-	-	1,481,954	1,565,882
Provisions for Expected Losses Associated with Credit Risk	8.e	(16,726,600)	(14,756,906)	(18,721,961)	(16,503,895)
Other Assets	11	11,305,187	15,179,345	13,916,935	17,774,260
Tax Assets		35,958,701	36,879,209	41,120,860	41,894,356
Current		2,066,681	1,130,228	2,696,317	1,973,522
Deferred	10	33,892,020	35,748,981	38,424,543	39,920,834
Investments		25,519,737	23,208,562	422,521	332,851
Investments in Associates and Subsidiaries	13	25,495,322	23,187,617	398,052	311,852
Other Investments		24,415	20,945	24,469	20,999
Fixed Assets	14	5,858,603	6,102,538	6,175,802	7,046,685
Real Estate for Use		2,465,280	2,443,916	2,755,003	2,744,391
Other Fixed Assets in Use		12,882,929	12,405,737	13,105,172	14,220,916
(Accumulated Depreciation)		(9,489,606)	(8,747,115)	(9,684,373)	(9,918,622)
Intangible	15	4,863,854	6,096,779	5,415,453	6,471,617
Goodwill on Acquisition of Subsidiaries		27,220,515	27,220,515	28,523,504	27,886,642
Other Intangible Assets		10,155,162	9,510,686	10,455,976	10,208,203
(Accumulated Amortizations)		(32,511,823)	(31,937,411)	(32,927,165)	(33,416,826)
Total Assets		977,096,018	990,224,751	970,041,426	1,002,388,978

The accompanying notes from Management are an integral part of these financial statements.

			Bank		Consolidated
	Notes	9/30/2021	12/31/2020	9/30/2021	12/31/2020
Current Liabilities		602,906,474	639,939,624	602,423,116	655,520,344
Deposits and Other Financial Instruments		588,625,269	612,837,974	582,526,889	604,543,402
Deposits	16	295,691,515	292,520,822	293,281,433	290,741,035
Money Market Funding	16	113,911,303	119,188,451	109,576,954	114,214,008
Local Borrowings	16	70,525,470	53,750,603	70,527,325	53,790,402
Domestic Onlendings - Official Institutions	16	4,281,074	4,920,596	4,281,074	4,920,596
Funds from Acceptance and Issuance of Securities	16	28,993,971	36,043,882	23,079,044	30,549,046
Derivative Financial Instruments	6	16,367,160	17,389,567	14,575,721	18,372,819
Other Financial Liabilities	17.a	58,854,776	89,024,053	67,205,338	91,955,496
Other Liabilities		13,669,520	26,145,866	17,758,135	48,710,732
Provision for Tax Risks and Legal Obligations	19.b	33,837	33,573	117,456	115,852
Provision for Judicial and Administrative Proceedings - Labor and Civil Lawsuits	19.b	2,145,947	2,343,001	2,242,055	2,457,423
Other Provisions	18	1,910,732	1,348,726	5,996,788	5,365,387
Others	18	9,579,004	22,420,566	9,401,836	40,772,070
Current Tax Liabilities	10	611,685	955,784	2,138,092	2,266,210

Long-Term Liabilities		294,734,807	270,788,267	287,020,596	266,394,217
Deposits and Other Financial Instruments		245,446,328	232,775,324	227,634,613	222,518,755
Deposits	16	103,912,119	99,950,659	104,545,367	99,310,763
Money Market Funding	16	19,406,768	40,783,009	19,406,768	40,783,009
Local Borrowings	16	4,456,593	1,221,159	4,456,593	1,221,159
Domestic Onlendings - Official Institutions	16	7,357,454	7,827,793	7,357,454	7,827,793
Funds from Acceptance and Issuance of Securities	16	77,277,737	51,015,924	58,811,919	40,078,721
Derivative Financial Instruments	6	16,701,515	17,737,559	16,722,370	17,896,646
Other Financial Liabilities	17.a	16,334,142	14,239,221	16,334,142	15,400,664
Other Liabilities		46,636,295	33,579,893	56,070,817	38,833,292
Provision for Tax Risks and Legal Obligations	19.b	4,247,766	4,216,171	6,577,340	6,591,441
Provision for Judicial and Administrative Proceedings - Labor and Civil Lawsuits	19.b	3,118,098	3,578,881	3,336,597	3,884,857
Other Provisions	18	742,544	811,461	835,854	896,819
Others	18	38,527,887	24,973,380	45,321,026	27,460,175
Tax Liabilities		2,652,184	4,433,050	3,315,166	5,042,170
Current	10.b	92,510	-	108,058	-
Deferred		2,559,674	4,433,050	3,207,108	5,042,170

Deferred Income		393,189	313,983	423,664	355,526

Stockholders' Equity	20	79,061,548	79,182,877	78,829,560	78,968,183
Capital	20.a	55,000,000	57,000,000	55,000,000	57,000,000
Capital Reserves	20.c	281,203	302,665	290,131	298,313
Profit Reserves	20.c	26,696,430	23,128,797	26,696,430	22,511,135
Adjustment to Fair Value		(3,025,860)	(457,227)	(2,631,056)	(49,907)
Acumulated Profits		824,614	-	188,894	-
(-) Treasury Shares	20.d	(714,839)	(791,358)	(714,839)	(791,358)

Non Controlling Interest	20.e	-	-	1,344,490	1,150,708

Total Stockholders' Equity		79,061,548	79,182,877	80,174,050	80,118,891

Total Liabilities		977,096,018	990,224,751	970,041,426	1,002,388,978

The accompanying notes from Management are an integral part of these financial statements.

Statement of Income

					Bank				Consolidated
	Notes	07/01 to 9/30/2020	01/01 to 9/30/2021	07/01 to 9/30/2019	01/01 to 9/30/2020	07/01 to 9/30/2020	01/01 to 9/30/2021	07/01 to 9/30/2019	01/01 to 9/30/2020
Income Related to Financial Operations		37,259,013	62,351,792	19,386,106	93,353,547	39,555,929	69,809,071	21,783,259	101,346,732
Loan Operations		15,016,875	35,074,053	10,526,199	38,535,232	17,990,569	43,407,641	12,980,453	47,472,382
Leasing Operations		-	-	-	-	63,113	177,347	72,546	228,806
Securities Transactions	6.a.V	14,879,283	17,894,191	8,513,306	59,087,304	14,558,192	16,338,589	8,105,609	57,308,001
Derivatives Transactions		4,717,484	7,010,329	(385,544)	132,585	4,295,232	7,506,176	(116,702)	594,967
Foreign Exchange Operations		1,979,290	1,014,662	456,715	(5,688,877)	1,979,843	1,015,215	464,997	(5,552,342)
Compulsory Deposits		666,081	1,358,557	275,430	1,287,303	668,980	1,364,103	276,356	1,294,918
Expenses on Financial Operations		(30,928,958)	(37,801,703)	(13,122,853)	(90,733,774)	(31,149,000)	(40,047,749)	(14,493,701)	(94,402,806)
Funding Operations Market	16.b	(17,354,832)	(21,563,650)	(6,575,702)	(47,194,837)	(16,855,753)	(21,963,916)	(6,863,436)	(48,057,294)
Borrowings and Onlendings Operations		(9,572,416)	(6,403,363)	(4,357,124)	(31,685,845)	(9,573,337)	(6,403,507)	(4,364,171)	(31,711,186)
Operations of Sale or Transfer of Financial Assets		(348,965)	(245,211)	(127,500)	(1,133,182)	(347,425)	(243,664)	(127,419)	(1,133,050)
Allowance for Loan Losses	8.e	(3,652,745)	(9,589,479)	(2,062,527)	(10,719,910)	(4,372,485)	(11,436,662)	(3,138,675)	(13,501,276)
Gross Income Related to Financial Operations		6,330,055	24,550,089	6,263,253	2,619,773	8,406,929	29,761,322	7,289,558	6,943,926

Other Operating Revenues (Expenses)		(2,734,089)	(8,315,634)	(2,094,609)	(5,877,046)	(4,012,442)	(11,540,568)	(2,595,842)	(8,716,555)
Banking Service Fees	22	2,771,299	7,909,951	2,436,799	6,931,602	3,473,975	10,334,232	3,378,682	9,505,816
Income Related to Bank Charges	22	1,180,639	3,523,078	1,179,680	3,342,170	1,357,160	4,048,627	1,367,662	3,824,873
Personnel Expenses	23	(1,540,254)	(4,513,812)	(1,574,942)	(4,717,291)	(1,821,009)	(5,306,784)	(1,798,394)	(5,420,020)
Other Administrative Expenses	24	(3,152,185)	(9,867,560)	(2,872,688)	(8,152,541)	(3,226,086)	(10,271,163)	(3,210,003)	(9,343,485)
Tax Expenses		(630,871)	(2,522,586)	(727,066)	(1,446,072)	(924,191)	(3,360,818)	(995,847)	(2,290,771)
Investments in Affiliates and Subsidiaries	13.b	835,459	2,794,792	415,040	2,237,263	20,739	49,305	15,393	24,941
Other Operating Revenues	25	786,927	2,290,772	1,134,249	3,467,480	975,230	3,633,032	1,515,853	4,694,826
Other Operating Expenses	26	(2,985,103)	(7,930,269)	(2,085,681)	(7,539,657)	(3,868,260)	(10,666,999)	(2,869,188)	(9,712,735)
Operating Income		3,595,966	16,234,455	4,168,644	(3,257,273)	4,394,487	18,220,754	4,693,716	(1,772,629)

Non-Operating Income	27	25,469	78,053	22,098	252,928	23,182	51,259	15,872	252,455

Income Before Taxes on Income and Profit Sharing		3,621,435	16,312,508	4,190,742	(3,004,345)	4,417,669	18,272,013	4,709,588	(1,520,174)
Income Tax and Social Contribution	10.c	1,063,637	(3,674,226)	(35,484)	13,982,731	374,855	(5,552,024)	(412,625)	12,653,247
Provision for Income Tax		1,680,888	(954,002)	398,487	24,643	1,219,830	(2,279,795)	(16,567)	(1,143,051)
Provision for Social Contribution Tax		1,347,133	(833,873)	300,355	(26,685)	1,052,764	(1,573,441)	81,910	(662,310)
Deferred Tax Assets		(1,964,384)	(1,886,351)	(734,326)	13,984,773	(1,897,739)	(1,698,788)	(477,968)	14,458,608
Profit Sharing		(460,459)	(1,318,592)	(411,331)	(1,291,581)	(501,171)	(1,441,638)	(457,730)	(1,421,238)
Non Controlling Interest	20.e	-	-	-	-	(19,147)	(87,065)	(28,084)	(101,124)
Net Income		4,224,613	11,319,690	3,743,927	9,686,805	4,272,206	11,191,286	3,811,149	9,610,711

Number of Shares (Thousands)	20.a	7,498,531	7,498,531	7,498,531	7,498,531
$)		563.39	1,509.59	499.29	1,291.83

The accompanying notes from Management are an integral part of these financial statements.

Statement of Comprehensive Income

		Bank		Consolidated
	01/01 to 9/30/2021	01/01 to 9/30/2020	01/01 to 9/30/2021	01/01 to 9/30/2020
Profit for the Period	11,319,690	9,686,805	11,191,286	9,610,711
Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	(2,673,346)	(1,395,856)	(2,685,862)	(1,408,052)
Available-for-sale financial assets	(2,771,716)	(1,205,187)	(2,784,232)	(1,217,383)
Available-for-sale financial assets	(4,389,074)	(2,485,316)	(4,409,662)	(2,497,827)
Income taxes	1,617,358	1,280,129	1,625,430	1,280,444

Cash flow hedges	98,370	(190,669)	98,370	(190,669)
Cash flow hedges	(705,014)	(106,742)	(705,014)	(106,742)
Income taxes	803,384	(83,927)	803,384	(83,927)

Other Comprehensive Income that won't be reclassified for Net income:	104,713	666,091	104,713	666,091
Defined Benefits plan	104,713	666,091	104,713	666,091
Defined Benefits plan	264,297	1,278,431	264,297	1,278,431
Income taxes	(159,584)	(612,340)	(159,584)	(612,340)

Comprehensive Income for the Period	8,751,057	8,957,040	8,610,137	8,868,750
Attributable to parent company			8,523,072	8,969,874
Attributable to non-controlling interests			87,065	(101,124)
Total			8,610,137	8,868,750

The accompanying notes from Management are an integral part of these financial statements.

Statements of Changes in Stockholders' Equity – Bank

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings	(-) Treasury Shares	Total

Balances as of December 31, 2019		57,000,000	197,369	3,818,064	9,091,672	3,920,714	91,380	(3,750,341)	-	(681,135)	69,687,723
Employee Benefit Plans		-	-	-	-	-	-	666,090	-	-	666,090
Treasury Shares		-	(15,476)	-	-	-	-	-	-	(110,469)	(125,945)
Reservations for Share - Based Payment		-	19,465	-	-	-	-	-	-	-	19,465
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(1,387,736)	(8,172)	-	-	-	(1,395,908)
Net Income		-	-	-	-	-	-	-	9,686,805	-	9,686,805
Allocations:
Legal Reserve	20.c	-	-	297,144	-	-	-	-	(297,144)	-	-
Dividends	20.b	-	-	-	-	-	-	-	(1,660,000)	-	(1,660,000)
Reserve for Dividend Equalization	20.c	-	-	-	4,755,734	-	-	-	(4,755,734)	-	-
Balances as of September 30, 2020		57,000,000	201,358	4,115,208	13,847,406	2,532,978	83,208	(3,084,251)	2,973,927	(791,604)	76,878,230
Changes in the Period		-	3,989	297,144	4,755,734	(1,387,736)	(8,172)	666,090	2,973,927	(110,469)	7,190,507

Balances as of December 31, 2020		57,000,000	302,665	4,520,871	18,607,926	2,596,867	124,185	(3,178,279)	-	(791,358)	79,182,877
Employee Benefit Plans		-	-	-	-	-	-	104,713	-	-	104,713
Treasury Shares		-	-	-	-	-	-	-	-	76,520	76,519
Result of Treasury Shares	20.d	-	41,677	-	-	-	-	-	-	-	41,677
Reservations for Share - Based Payment		-	(63,139)	-	-	-	-	-	-	-	(63,139)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(2,134,549)	(538,797)	-	-	-	(2,673,346)
Spin-off	20.a	(2,000,000)	-	-	(527,444)	-	-	-	-	-	(2,527,444)
Net Income		-	-	-	-	-	-	-	11,319,690	-	11,319,690
Allocations:
Legal Reserve	20.c	-	-	565,985	-	-	-	-	(565,985)	-	-
Dividends	20.b	-	-	-	(2,800,000)	-	-	-	(200,000)	-	(3,000,000)
Interest on Capital		-	-	-	-	-	-	-	(3,400,000)	-	(3,400,000)
Reserve for Dividend Equalization	20.c	-	-	-	6,329,092	-	-	-	(6,329,092)	-	-
Balances as of September 30, 2021		55,000,000	281,203	5,086,856	21,609,574	462,318	(414,612)	(3,073,566)	824,613	(714,838)	79,061,548
Changes in the Period		(2,000,000)	(21,462)	565,985	3,001,648	(2,134,549)	(538,797)	104,713	824,613	76,520	(121,329)

The accompanying notes from Management are an integral part of these financial statements.

Statements of Changes in Stockholders' Equity – Consolidated

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings	(-) Treasury Shares	Stockholders' Equity	Minority Interest	Total Stockholders' Equity
Balances as of December 31, 2019		57,000,000	194,115	3,818,065	9,168,713	3,932,436	91,380	(3,750,342)	-	(681,135)	69,773,232	1,695,361	71,468,593
Employee Benefit Plans		-	-	-	-	-	-	666,090	-	-	666,090	-	666,090
Treasury Shares		-	(15,476)	-	-	-	-	-	-	(110,469)	(125,945)	-	(125,945)
Reservations for Share - Based Payment		-	20,009	-	-	-	-	-	-	-	20,009	-	20,009
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(1,399,879)	(8,173)	-	-	-	(1,408,052)	-	(1,408,052)
Net Income		-	-	-	-	-	-	-	9,610,711	-	9,610,711	-	9,610,711
Allocations:
Legal Reserve	20.c	-	-	297,144	-	-	-	-	(297,144)	-	-	-	-
Provision of Interest on Capital	20.b	-	-	-	-	-	-	-	(1,660,000)	-	(1,660,000)	-	(1,660,000)
Reserve for Dividend Equalization	20.c	-	-	-	4,755,734	-	-	-	(4,755,734)	-	-	-	-
Unrealized Profit		-	-	-	33,101	-	-	-	(33,101)	-	-	-	-
Non Controlling Interest Results	20.e	-	-	-	-	-	-	-	-	-	-	(101,124)	(101,124)
Others		-	-	-	(110,148)	-	-	-	-	-	(110,148)	(439,760)	(549,908)
Balances as of September 30, 2020		57,000,000	198,648	4,115,209	13,847,400	2,532,557	83,207	(3,084,252)	2,864,732	(791,604)	76,765,897	1,154,477	77,920,374
Changes in the Period		-	4,533	297,144	4,678,687	(1,399,879)	(8,173)	666,090	2,864,732	(110,469)	6,992,665	(540,884)	6,451,781

The accompanying notes from Management are an integral part of these financial statements.

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings	(-) Treasury Shares	Stockholders' Equity	Minority Interest	Total Stockholders' Equity
Balances as of December 31, 2020		57,000,000	298,313	4,520,872	17,990,263	3,004,187	124,186	(3,178,280)	-	(791,358)	78,968,183	1,150,708	80,118,891
Employee Benefit Plans		-	-	-	-	-	-	104,713	-	-	104,713	-	104,713
Treasury Shares		-	41,677	-	-	-	-	-	-	76,519	118,196	-	118,196
Reservations for Share - Based Payment		-	(49,859)	-	-	-	-	-	-	-	(49,859)	-	(49,859)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(2,147,065)	(538,797)	-	-	-	(2,685,862)	-	(2,685,862)
Spin-off	20.a	(2,000,000)	-	-	(527,444)	-	-	-	-	-	(2,527,444)	-	(2,527,444)
Net Income		-	-	-	-	-	-	-	11,191,286	-	11,191,286	-	11,191,286
Allocations:
Legal Reserve	20.c	-	-	559,564	-	-	-	-	(559,564)	-	-	-	-
Dividends	20.b	-	-	-	(2,800,000)	-	-	-	(200,000)	-	(3,000,000)	-	(3,000,000)
Interest on Capital		-	-	-	-	-	-	-	(3,400,000)	-	(3,400,000)	-	(3,400,000)
Reserve for Dividend Equalization	20.c	-	-	-	6,335,584	-	-	-	(6,335,584)	-	-	-	-
Unrealized Profit		-	-	-	507,244	-	-	-	(507,244)	-	-	-	-
Non Controlling Interest Results	20.e	-	-	-	-	-	-	-	-	-	-	87,065	87,065
Others		-	-	-	110,347	-	-	-	-	-	110,347	106,717	217,064
Balances as of September 30, 2021		55,000,000	290,131	5,080,437	21,615,994	857,122	(414,611)	(3,073,567)	188,894	(714,839)	78,829,561	1,344,490	80,174,050
Changes in the Period		(2,000,000)	(8,182)	559,564	3,625,731	(2,147,065)	(538,797)	104,713	188,894	76,519	(138,622)	193,782	55,159

The accompanying notes from Management are an integral part of these financial statements.

Statement of Cash Flows

		Bank		Consolidated
		01/01 to 9/30/2021	01/01 to 9/30/2020	01/01 to 9/30/2021	01/01 to 9/30/2020
	Notes
Operational Activities
Net Income		11,319,690	9,686,805	11,191,286	9,610,711
Adjustment to Net Income		75,544,160	(37,970,632)	80,400,676	(30,501,454)
Allowance for Loan Losses	8.e	9,589,479	10,719,910	11,436,662	13,501,276
Provision for Legal Proceedings and Administrative and Legal Obligations	19.c	1,032,524	983,547	1,197,934	1,123,110
Monetary Adjustment of Provision for Legal Proceedings and Administrative and Legal Obligations	19.c	389,806	248,060	433,254	286,499
Deferred Tax Credits and Liabilities	10	2,393,157	(14,127,896)	2,279,643	(13,498,736)
Equity in Affiliates and Subsidiaries	13	(2,794,792)	(2,237,263)	(49,305)	(24,941)
Depreciation and Amortization	24	2,956,878	1,937,155	3,112,500	2,285,648
Recognition (Reversal) Allowance for Other Assets Losses	27	24,496	(13,027)	22,161	(23,742)
Gain (Loss) on Sale of Other Assets	27	(61,930)	(45,880)	(57,391)	(35,406)
Gain (Loss) on Sale of Investments	27	-	(168,588)	59	(168,588)
Provision for Financial Guarantees	26	83,238	(7,327)	83,238	(7,327)
Monetary Adjustment of Escrow Deposits	25	(244,390)	(203,662)	(333,061)	(203,662)
Recoverable Taxes	25	(155,565)	(112,621)	(169,741)	(133,143)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		(4,912)	2,295	(4,912)	2,295
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		62,320,994	(33,634,412)	62,320,994	(33,634,412)
Others		15,177	(1,310,923)	128,641	61,045
Changes on Assets and Liabilities		(81,602,823)	57,257,695	(82,596,306)	63,710,308
Decrease (Increase) in Interbank Investments		16,765,613	(15,004,827)	27,040,213	(12,664,808)
Decrease (Increase) in Securities and Derivative Financial Instruments		(3,509,452)	(35,460,745)	(5,861,896)	(38,646,586)
Decrease (Increase) in Lending and Leasing Operations		(38,882,669)	(72,538,909)	(46,130,677)	(60,986,124)
Decrease (Increase) in Others - Provisions for Expected Losses Associated with Credit Risk		(50,829)	467,597	(38,323)	714,933
Decrease (Increase) in Deposits on Central Bank of Brazil		(1,057,460)	12,961,778	(1,113,443)	13,283,959
Decrease (Increase) in Other Financial Assets		31,914,816	(31,730,069)	26,494,330	(32,377,734)
Decrease (Increase) in Prepaid Expenses		(48,868)	(288,866)	54,425	(94,379)
Decrease (Increase) in Other Assets		(568,804)	5,442,550	10,647,302	30,511,237
Decrease (Increase) in Current Tax Assets		(1,328,566)	178,204	(1,262,228)	293,945
Net Change on Other Interbank and Interbranch Accounts		(3,950,546)	(5,275,360)	10,956,336	(6,882,789)
Increase (Decrease) in Deposits		7,132,153	112,996,858	7,775,002	111,289,926
Increase (Decrease) in Money Market Funding		(26,653,389)	(3,664,730)	(26,013,295)	(4,777,859)
Increase (Decrease) in Borrowings		15,173,418	11,421,142	15,135,473	9,236,909
Increase (Decrease) in Other Financial Liabilities		(84,400,352)	45,007,782	(79,729,959)	45,935,521
Increase (Decrease) in Other Liabilities		8,034,494	33,203,401	(20,597,644)	9,005,683
Increase (Decrease) in Current Tax Liabilities		2,317,732	(543,750)	4,366,895	(33,612)
Increase (Decrease) in Change in Deferred Income		79,206	85,639	68,138	292,069
Income Tax Recovered/(Paid)		(2,569,320)	-	(4,386,955)	(389,983)
Net Cash Provided by (Used in) Operational Activities		5,261,027	28,973,868	8,995,656	42,819,565
Investing Activities
Increase in Equity at Affiliates and Subsidiaries	13	(845,100)	(499,000)	-	-
Purchase Acquisition		-	(1,601,100)	(18,664)	(1,606,000)
Purchase of Other Investments		(3,487)	(147)	(3,487)	(130)
Purchase of Fixed Assets		(653,809)	(867,288)	(705,507)	(986,175)
Purchase and Disposal of Intangible Assets		643,631	(2,984,433)	461,188	(1,547,010)
Net Cash Received on Sale/Reduction of Investments		-	-	-	4
Disposal of Interests in Affiliates and Subsidiaries		876,165	3,066,644	-	171,213
Dividends and Interest on Capital Received		259,413	1,293,445	53,503	(5,165)
Disposal of Non-Financial Assets Held for Sale		457,795	445,709	463,070	461,053
Disposal of Fixed Assets		24,813	84,269	583,432	49,059
Net Cash Provided by (Used in) Investing Activities		759,421	(1,061,901)	833,535	(3,463,151)
Financing Activities
Purchase of Own Share	18.d	76,519	(110,469)	76,519	(110,469)
Issuance of Long - Term Emissions		63,467,511	57,025,095	61,450,820	46,517,680
Long - Term Payments		(60,689,297)	(67,167,344)	(61,973,657)	(68,707,700)
Dividends and Interest on Capital Paid		(6,934,582)	(8,415,750)	(7,011,292)	(8,283,747)
Increase (decrease) in Minority Interest	12	-	-	29,394	-
Net Cash Provided by (Used in) Financing Activities		(4,079,849)	(18,668,468)	(7,428,216)	(30,584,236)
Exchange Variation on Cash and Cash Equivalents		4,912	(2,295)	4,912	(2,295)
Increase (Decrease) in Cash and Cash Equivalents		1,945,511	9,241,204	2,405,887	8,769,883
Cash and Cash Equivalents at the Beginning of period	4	29,191,171	21,421,432	28,999,315	21,443,663
Cash and Cash Equivalents at the End of period	4	31,136,682	30,662,636	31,405,202	30,213,546

The accompanying notes from Management are an integral part of these financial statements.

Statement of Value Added

					Bank				Consolidated
		01/01 to 9/30/2021		01/01 to 9/30/2020		01/01 to 9/30/2021		01/01 to 9/30/2020
	Notes
Income Related to Financial Operations		62,351,792		93,353,547		69,809,071		101,346,732
Income Related to Bank Charges and Banking Service Fees	22	11,433,029		10,273,772		14,382,859		13,330,689
Allowance for Loans Losses	8.e	(9,589,479)		(10,719,910)		(11,436,662)		(13,501,276)
Other Revenues and Expenses		(5,561,444)		(3,819,249)		(6,982,708)		(4,765,454)
Financial Expenses		(30,046,616)		(80,013,864)		(30,355,848)		(80,901,530)
Third-party Input		(6,303,706)		(5,622,615)		(6,546,636)		(6,453,764)
Materials, Energy and Others		(197,770)		(183,726)		(211,763)		(195,952)
Third-Party Services	24	(1,648,184)		(1,367,295)		(1,894,888)		(1,785,083)
Others		(4,457,752)		(4,071,594)		(4,439,985)		(4,472,729)
Gross Added Value		22,283,576		3,451,681		28,870,076		9,055,397
Retentions
Depreciation and Amortization	24	(2,956,878)		(1,937,155)		(3,112,500)		(2,285,648)
Added Value Produced Net		19,326,698		1,514,526		25,757,576		6,769,749
Added Value Received from Transfer Investments in Affiliates and Subsidiaries	13	2,794,792		2,237,263		49,305		24,941
Added Value to Distribute		22,121,490		3,751,789		25,806,881		6,794,690
Added Value Distribution
Employee		5,229,739	23.6%	6,008,872	160.2%	6,030,614		6,841,258	100.7%
Compensation	21	2,576,783		2,758,105		2,962,816		3,112,134
Benefits	21	888,194		932,903		1,073,310		1,069,051
Government Severance Indemnity Funds for Employees – FGTS		259,106		229,493		313,709		278,880
Others		1,505,656		2,088,371		1,680,779		2,381,193
Taxes and Contributions		4,965,085	22.4%	2,359,638	62.9%	7,885,889		4,760,485	70.1%
Federal		4,404,881		1,853,588		7,185,090		4,125,806
State		493		244		749		358
Municipal		559,711		505,806		700,050		634,321
Compensation of Third-Party Capital - Rental	24	606,976	2.7%	592,771	15.8%	612,027		604,073	8.9%
Remuneration of Interest on Capital		11,319,690	51.2%	(5,209,492)	(138.9%)	11,278,351		(5,411,126)	(79.6%)
Dividends	23.b	3,000,000		-		3,000,000		-
Interest on Equity	18.b	3,400,000		1,659,975		3,400,000		-
Profit Reinvestment		4,919,690		(6,869,467)		4,965,416		(5,310,002)
Participation Results of Non-Controlling Stockholders	19.e	-		-		(87,065)		(101,124)
Total		22,121,490	100.0%	3,751,789	100.0%	25,806,881	0.0%	6,794,690	100.0%

The accompanying notes from Management are an integral part of these financial statements.

1.     General Information

Banco Santander (Brasil) SA (Banco Santander or Banco), directly and indirectly controlled by Banco Santander, SA, headquartered in Spain (Banco Santander Spain), is the leading institution of the Financial and Prudential Conglomerates (Santander Conglomerate) before the Bank Central do Brasil (Bacen), incorporated as a joint stock company, headquartered at Avenida Presidente Juscelino Kubitschek, 2041, Cj. 281, Block A, Cond. Wtorre JK - Vila Nova Conceição - São Paulo - SP. Banco Santander operates as a multiple bank and develops its operations through its commercial, investment, credit, financing and investment, real estate credit, leasing and foreign exchange portfolios. Through its subsidiaries, it also operates in the payment institution, consortium administration, securities brokerage, insurance brokerage, consumer finance, digital platforms, benefits management, management and recovery of non-performing loans, capitalization and private pension markets and provision and administration of food, meal and other vouchers. Operations are carried out in the context of a group of institutions that operate in an integrated manner in the financial market. The benefits and costs corresponding to the services provided are absorbed between them and are carried out in the normal course of business and under commutative conditions.

2.     Presentation of Financial Statements

The condensed individual and consolidated interim financial statements of Banco Santander, which include its branches abroad (Bank) and the consolidated statements (Consolidated), were prepared in accordance with accounting practices adopted in Brazil, established by the Brazilian Corporate Law, in together with the rules of the National Monetary Council (CMN), of Bacen and the model of the document provided for in the Accounting Plan of Institutions of the National Financial System (COSIF), of the Brazilian Securities Commission (CVM), in which they do not conflict with the rules issued by Bacen and show all relevant information specific to the financial statements, which are consistent with those used by Management in its management.

CMN Resolution No. 4,818/2020 and BCB Resolution No. 2/2020 establish the general criteria and procedures for preparing and disclosing the Financial Statements. BCB Resolution No. 2/2020, revoked Bacen Circular No. 3959/2019, and entered into force as of January 1, 2021, being applicable in the preparation, disclosure and remittance of Financial Statements. Said standard, among other requirements, determined the separate disclosure in an explanatory note of recurring and non-recurring results.

On May 27, 2021, CMN Resolution No. 4,911 was published, which will become effective on January 1, 2022 and propose changes to the documents and disclosures to be made. The Bank is in the process of evaluating and adapting to the Resolution, which determines the extinction of the documents:

•         Trial Balance and Balance Sheet - headquarters and dependence (documents 4020 and 4026);

•         Analytical Balance Sheet - Consolidated Position of Branches and Equity Interests Abroad (document 4343);

•         Balance Sheet and Balance Sheet of the Financial Conglomerate (documents 4040 and 4046);

•         Analytical Balance Sheet - Individual Position of Equity Interest Abroad (document 4313) will be simplified;

•         Prudential Conglomerate Financial Statements with Explanatory Notes / Auditor's Opinion

The resolution maintains the obligation to publish documents:

•         Analytical Balance Sheet – Prudential Conglomerate, monthly (CADOC 4060);

•         Balance Sheet – Prudential Conglomerate, semiannually (CADOC 4066), for the base dates of June 30 and December 31; and

•         Report of the Prudential Conglomerate, semiannually, for the base dates of June 30th and December 31st (which will still be the object of further details by the regulator).

The individual and Individual and Consolidated Condensed Interim Financial Statements include the Bank and its subsidiaries and the investment funds indicated in Note 13, where the companies of the Santander Conglomerate are the main beneficiaries or holders of the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories in which they were originally allocated.

In the preparation of the individual and Individual and Consolidated Condensed Interim Financial Statements, equity interests, relevant balances receivable and payable, revenues and expenses arising from transactions between branches in the country, foreign branches and subsidiaries, unrealized results between these companies and highlighted the participation of minority shareholders in equity and income.

Information on leasing operations was reclassified, in order to reflect its financial position in accordance with the financial method.

The preparation of the financial statements requires the adoption of estimates by Management, impacting certain assets and liabilities, disclosures on provisions and contingent liabilities, and revenues and expenses in the periods shown. Since Management's judgment involves estimates regarding the probability of occurrence of future events, the actual amounts may differ from these estimates, the main ones being provision for expected losses associated with credit risk, realization of deferred tax assets, provision for legal proceedings, civil, tax and labor, pension plan and the fair value of financial assets.

The Board of Directors authorized the issuance of the condensed individual and consolidated interim financial statements for the period ended September 30, 2021, at the meeting held on October 26, 2021.

The Condensed Consolidated Interim Financial Statements prepared based on the international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended September 30, 2021 were simultaneously disclosed on the website www.santander.com.br/ri.

3.     Significant Accounting Policies

There were no significant changes in the accounting practices and policies adopted by the Bank for the period ended September 30, 2021. With the exception of the changes mentioned in the following paragraphs, the other accounting practices adopted by the Bank are described in Note 3 of the Individual Financial Statements and Consolidated as of June 30, 2021.

a) Investments

CMN Resolution No. 4,817/2020, which deals with criteria for accounting measurement and recognition of investments in associates, controlled companies and jointly controlled companies, the main change brought about is the extinction of the COSIF "Shares and quotas" of the investment group, passing these to be treated as Bonds and Securities, the resolution becomes effective in January 2022 and Banco Santander continues to assess impacts and necessary changes, with no expectation of material impacts from this change.

b) Rate Conversion

CMN Resolution No. 4,924 published in June 2021, effective from January 2022, consolidates and provides for general principles for recognition, measurement, bookkeeping and accounting disclosure, of the content of the resolution, the main changes brought regarding approval of CPC 47 and the possibility of using an alternative rate to the spot exchange rate for converting transactions and statements in foreign currency into national currency. Banco Santander has already started the impact assessments and changes necessary to meet its implementation and there is no expectation of material impacts.

c) Chart of Accounts (Cosif)

Resolution BCB No. 92/2021, effective from January 2022, provides for the structure of the list of Cosif accounts to be observed by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. Among the proposed changes, the main highlight is the extinction of Group 5 – Income from Future Years, with all its amounts being consequently transferred to the Other Liabilities line.

4.     Cash and Cash Equivalents

				Bank
	9/30/2021	12/31/2020	9/30/2020	12/31/2019
Cash	15,262,858	19,522,250	15,148,271	9,543,649
Interbank Investments	15,873,824	9,668,922	15,514,365	11,877,783
Money Market Investments	12,415,635	7,348,568	10,315,860	110,746
Interbank Deposits	377,433	1,131,436	1,316,637	1,465,065
Foreign Currency Investments	3,080,756	1,188,917	3,881,868	10,301,972
Total	31,136,682	29,191,171	30,662,636	21,421,432

				Consolidated
	9/30/2021	12/31/2020	9/30/2020	12/31/2019
Cash	15,276,568	19,512,315	15,338,105	9,924,644
Interbank Investments	16,128,634	9,487,000	14,875,441	11,519,019
Money Market Investments	12,415,635	7,306,408	10,315,860	110,746
Interbank Deposits	632,243	991,675	677,713	1,105,446
Foreign Currency Investments	3,080,756	1,188,917	3,881,868	10,302,827
Total	31,405,202	28,999,315	30,213,546	21,443,663

The information related to September 30, 2020, and December 31, 2019, is shown to inform the composition of the opening balances of Cash and Cash Equivalents presented in the Cash Flow Statements.

5.     Interbank Investments

					Bank
				9/30/2021	12/31/2020
	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Money Market Investments	38,923,938	625,832	-	39,549,770	62,644,146
Own Portfolio	3,072,049	-	-	3,072,049	12,833,464
Financial Treasury Bills - LFT	152,595	-	-	152,595	2,869,850
National Treasury Bills - LTN	890,277	-	-	890,277	2,218,460
National Treasury Notes - NTN	2,029,177	-	-	2,029,177	7,745,154
Third-party Portfolio	11,660,751	516,731	-	12,177,482	6,203,774
Financial Treasury Bills - LFT	4,623,776	516,731	-	5,140,508	-
National Treasury Bills - LTN	5,864,706	-	-	5,864,706	-
National Treasury Notes - NTN	1,172,269	-	-	1,172,269	6,203,774
Sold Position	24,191,139	109,100	-	24,300,239	43,606,908
Financial Treasury Bills - LFT	8,850,004	109,100	-	8,959,105	1,498,684
National Treasury Bills - LTN	14,380,457	-	-	14,380,457	8,469,234
National Treasury Notes - NTN	960,677	-	-	960,677	33,638,990
Interbank Deposits	13,187,819	44,863,863	32,661,170	90,712,852	80,071,025
Foreign Currency Investments	3,080,756	-	-	3,080,756	1,188,917
Total	55,192,514	45,489,694	32,661,170	133,343,378	143,904,088

					Consolidated
				9/30/2021	12/31/2020
	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Money Market Investments	38,923,938	646,905	-	39,570,844	62,601,986
Own Portfolio	3,072,049	-	-	3,072,049	12,833,464
Financial Treasury Bills - LFT	152,595	-	-	152,595	2,869,850
National Treasury Bills - LTN	890,277	-	-	890,277	2,218,460
National Treasury Notes - NTN	2,029,177	-	-	2,029,177	7,745,154
Third-party Portfolio	11,660,751	537,805	-	12,198,556	6,203,774
Financial Treasury Bills - LFT	4,623,776	537,805	-	5,161,581	-
National Treasury Bills - LTN	5,864,706	-	-	5,864,706	-
National Treasury Notes - NTN	1,172,269	-	-	1,172,269	6,203,774
Sold Position	24,191,139	109,100	-	24,300,239	43,564,748
National Treasury Bills - LTN	8,850,004	109,100	-	8,959,105	1,456,524
National Treasury Notes - NTN	14,380,457	-	-	14,380,457	8,469,234
Financial Treasury Bills - LFT	960,677	-	-	960,677	33,638,990
Interbank Deposits	1,432,166	3,006,656	2,209,252	6,648,074	5,907,350
Foreign Currency Investments	3,080,756	-	-	3,080,756	1,188,917
Total	43,436,860	3,653,561	2,209,252	49,299,674	69,698,253

6.     Securities and Derivatives Financial Instruments

a)            Securities

I) By Category

					Bank					Consolidated
				9/30/2021	12/31/2020				9/30/2021	12/31/2020
		Effect of Adjustment to Fair Value on:					Effect of Adjustment to Fair Value on:
	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount
Trading Securities	48,982,307	(644,926)	-	48,337,381	65,380,859	59,975,246	(539,615)	-	59,435,631	75,006,276
Government Securities	48,247,877	(634,150)	-	47,613,727	64,621,598	57,005,563	(537,120)	-	56,468,443	72,038,263
Private Securities	734,430	(10,776)	-	723,654	759,261	2,969,683	(2,495)	-	2,967,188	2,968,013
Available-for-Sale Securities	154,403,575	(1,575,617)	(396,336)	152,431,622	134,119,306	162,657,891	(1,575,617)	(1,034,877)	160,047,397	141,924,157
Government Securities	118,722,055	(1,601,068)	(1,465,510)	115,655,477	102,157,294	127,764,952	(1,601,068)	(2,108,157)	124,055,727	110,263,140
Private Securities	35,681,520	25,451	1,069,174	36,776,145	31,962,012	34,892,939	25,451	1,073,280	35,991,670	31,661,018
Held-to-Maturity Securities	14,362,323	-	-	14,362,323	16,317,905	14,362,323	-	-	14,362,323	16,317,905
Government Securities	13,507,463	-	-	13,507,463	14,739,539	13,507,463	-	-	13,507,463	14,739,539
Private Securities	854,860	-	-	854,860	1,578,365	854,860	-	-	854,860	1,578,365
Total Securities	217,748,205	(2,220,543)	(396,336)	215,131,326	215,818,070	236,995,460	(2,115,232)	(1,034,877)	233,845,351	233,248,338

II) Trading Securities

										Bank
			9/30/2021	12/31/2020	By Maturity					9/30/2021
Trading Securities	Amortized Cost	Adjustment to Fair Value - Income	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	48,247,877	(634,150)	47,613,727	64,621,598	-	8,003,874	7,670,794	12,639,063	19,299,996	47,613,727
Financial Treasury Bills - LFT	2,542,083	2,645	2,544,728	2,208,130	-	-	923,865	856,533	764,330	2,544,728
National Treasury Bills - LTN	15,788,067	(106,070)	15,681,997	23,439,521	-	7,887,848	2,091,067	5,657,656	45,426	15,681,997
National Treasury Notes - NTN	28,254,552	(528,938)	27,725,614	38,186,441	-	110,468	3,021,523	6,110,854	18,482,769	27,725,614
Agricultural Debt Securities - TDA	28,028	292	28,320	44,820	-	5,523	4,127	14,017	4,653	28,320
Brazilian Foreign Debt Notes	1,632,660	(2,059)	1,630,601	678,533	-	-	1,630,209	3	389	1,630,601
Debentures	2,487	(20)	2,467	64,153	-	35	3	-	2,429	2,467
Private Securities	734,430	(10,776)	723,654	759,261	358,648	3,406	4,446	167,428	189,726	723,654
Shares	329,020	(4,462)	324,558	-	324,558	-	-	-	-	324,558
Investment Fund Shares	34,918	(828)	34,090	369,041	34,090	-	-	-	-	34,090
Debentures	292,171	(2,391)	289,780	273,671	-	3,401	3,531	165,039	117,809	289,780
Certificates of Real Estate Receivables - CRI	1,463	(9)	1,454	23,008	-	5	2	1,315	132	1,454
Certificates of Agribusiness Receivables - CRA	76,858	(3,086)	73,772	23,866	-	-	913	1,074	71,785	73,772
Financial Bills - LF	-	-	-	69,675	-	-	-	-	-	-
Total	48,982,307	(644,926)	48,337,381	65,380,859	358,648	8,007,280	7,675,240	12,806,491	19,489,722	48,337,381

										Consolidated
			9/30/2021	12/31/2020	By Maturity					9/30/2021
Trading Securities	Amortized Cost	Adjustment to Fair Value - Income	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	57,005,563	(537,120)	56,468,443	72,038,263	-	8,003,874	11,237,306	15,282,619	21,944,644	56,468,443
Financial Treasury Bills - LFT	9,138,118	18,711	9,156,829	7,316,112	-	-	4,490,377	3,500,089	1,166,363	9,156,829
National Treasury Bills - LTN	15,788,067	(106,070)	15,681,997	23,450,858	-	7,887,848	2,091,067	5,657,656	45,426	15,681,997
National Treasury Notes - NTN	30,416,204	(447,975)	29,968,229	40,483,786	-	110,468	3,021,523	6,110,854	20,725,384	29,968,229
Agricultural Debt Securities - TDA	28,028	292	28,320	44,820	-	5,523	4,127	14,017	4,653	28,320
Brazilian Foreign Debt Bonds	1,632,660	(2,059)	1,630,601	678,533	-	-	1,630,209	3	389	1,630,601
Debentures	2,486	(19)	2,467	64,153	-	35	3	-	2,429	2,467
Private Securities	2,969,683	(2,495)	2,967,188	2,968,013	1,947,270	3,406	139,685	167,428	709,399	2,967,188
Shares	1,869,152	3,819	1,872,971	1,339,892	1,872,971	-	-	-	-	1,872,971
Investment Fund Shares	75,127	(828)	74,299	401,442	74,299	-	-	-	-	74,299
Debentures	811,844	(2,391)	809,453	1,077,513	-	3,401	3,531	165,039	637,482	809,453
Certificates of Real Estate Receivables - CRI	1,463	(9)	1,454	23,008	-	5	2	1,315	132	1,454
Certificates of Agribusiness Receivables - CRA	76,858	(3,086)	73,772	23,866	-	-	913	1,074	71,785	73,772
Bill of Exchange	135,239	-	135,239	32,618	-	-	135,239	-	-	135,239
Financial Bills - LF	-	-	-	69,675	-	-	-	-	-	-
Total	59,975,246	(539,615)	59,435,631	75,006,276	1,947,270	8,007,280	11,376,991	15,450,047	22,654,043	59,435,631

*For the purposes of Financial Statements, Securities Held for Trading are fully presented in the Balance Sheet in the short term.

III) Available-for-Sale Securities

											Bank
				9/30/2021	12/31/2020	By Maturity					9/30/2021
		Effect of Adjustment to Fair Value on:
Available-for-Sale Securities	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	118,722,055	(1,601,068)	(1,465,510)	115,655,477	102,157,294	-	6,841,882	9,483,190	41,643,420	57,686,985	115,655,477
Treasury Certificates - CFT	1,494	-	27	1,521	1,441	-	790	731	-	-	1,521
Securitized Credit	11	-	(11)	-	460	-	-	-	-	-	-
Financial Treasury Bills - LFT	37,601,102	-	(62,484)	37,538,618	20,633,213	-	-	275,691	8,080,703	29,182,224	37,538,618
National Treasury Bills - LTN	17,603,497	(145,193)	(1,018,238)	16,440,066	34,350,939	-	-	3,292,226	13,147,840	-	16,440,066
National Treasury Notes - NTN (2)	39,902,967	(1,455,875)	(157,471)	38,289,621	45,885,764	-	29,913	686,659	10,152,848	27,420,201	38,289,621
Brazilian Foreign Debt Bonds	2,281,174	-	(57)	2,281,117	1,285,477	-	1,196,557	-	-	1,084,560	2,281,117
Spanish Foreign Debt Bonds	18,634,898	-	(315,483)	18,319,415	-	-	2,829,503	5,227,883	10,262,029	-	18,319,415
Mexican Foreign Debt Bonds	2,696,912	-	88,207	2,785,119	-	-	2,785,119	-	-	-	2,785,119
Private Securities	35,681,520	25,451	1,069,174	36,776,145	31,962,012	1,975,072	2,094,095	6,661,804	9,691,404	16,353,770	36,776,145
Shares	321	-	(271)	50	53	50	-	-	-	-	50
Investment Funds	1,696,306	-	-	1,696,306	1,894,532	1,696,306	-	-	-	-	1,696,306
Investment Fund Real Estate	196,205	-	-	196,205	200,691	196,205	-	-	-	-	196,205
Debentures (1)	19,121,793	25,451	821,191	19,968,435	14,968,154	-	332,493	2,202,216	6,029,998	11,403,728	19,968,435
Promissory Notes - NP	2,334,473	-	8,002	2,342,475	4,525,164	-	657,417	597,329	956,899	130,830	2,342,475
Financial Bills - LF	275,309	-	(4,503)	270,806	270,298	-	-	270,806	-	-	270,806
Certificates of Real Estate Receivables - CRI	2,887	-	10	2,897	23,625	-	-	-	-	2,897	2,897
Certificates of Agribusiness Receivables - CRA	161,173	-	475	161,648	171,916	-	-	-	35,008	126,640	161,648
Eurobonds	3,285,793	-	105,888	3,391,681	3,305,028	-	-	-	-	3,391,681	3,391,681
Rural Product Note - CPR	8,607,260	-	138,382	8,745,642	6,601,651	82,511	1,104,185	3,591,453	2,669,499	1,297,994	8,745,642
Total	154,403,575	(1,575,617)	(396,336)	152,431,622	134,119,306	1,975,072	8,935,977	16,144,994	51,334,824	74,040,755	152,431,622

											Consolidated
				9/30/2021	12/31/2020	By Maturity					9/30/2021
		Effect of Adjustment to Fair Value on:
Available-for-Sale Securities	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	127,764,952	(1,601,068)	(2,108,157)	124,055,727	110,263,140	-	6,841,882	11,863,452	44,195,558	61,154,835	124,055,727
Treasury Certificates - CFT	1,494	-	27	1,521	1,441	-	790	731	-	-	1,521
Securitized Credit	11	-	(11)	-	460	-	-	-	-	-	-
Financial Treasury Bills - LFT	39,618,217	-	(65,310)	39,552,907	22,684,405	-	-	1,585,417	8,431,984	29,535,506	39,552,907
National Treasury Bills - LTN	20,712,648	(145,193)	(1,113,034)	19,454,421	36,423,327	-	-	4,362,822	15,091,658	-	19,454,421
National Treasury Notes - NTN	43,819,597	(1,455,875)	(702,495)	41,661,227	49,868,030	-	29,913	686,659	10,409,886	30,534,769	41,661,227
Brazilian Foreign Debt Bonds	2,281,174	-	(57)	2,281,117	1,285,477	-	1,196,557	-	-	1,084,560	2,281,117
Spanish Foreign Debt Bonds	18,634,898	-	(315,483)	18,319,415	-	-	2,829,503	5,227,882	10,262,030	-	18,319,415
Mexican Foreign Debt Bonds	2,696,913	-	88,206	2,785,119	-	-	2,785,119	-	-	-	2,785,119
Private Securities	34,892,939	25,451	1,073,280	35,991,670	31,661,018	1,514,770	2,094,095	6,614,479	9,691,404	16,076,922	35,991,670
Shares	388	-	(271)	117	5,400	117	-	-	-	-	117
Investment Fund Shares	1,398,878	-	-	1,398,878	1,784,375	1,398,878	-	-	-	-	1,398,878
Investment Fund Real Estate	34,660	-	(1,922)	32,738	39,006	32,738	-	-	-	-	32,738
Debentures (1)	18,791,593	25,451	827,219	19,644,263	14,953,673	-	332,493	2,154,891	6,029,998	11,126,881	19,644,263
Eurobonds	3,285,793	-	105,888	3,391,681	3,285,010	-	-	-	-	3,391,681	3,391,681
Promissory Notes - NP	2,334,473	-	8,002	2,342,475	4,525,164	-	657,417	597,329	956,899	130,830	2,342,475
Financial Bills - LF	275,309	-	(4,503)	270,806	270,298	-	-	270,806	-	-	270,806
Certificates of Real Estate Receivables - CRI	2,887	-	10	2,897	23,625	-	-	-	-	2,897	2,897
Certificates of Agribusiness Receivables - CRA	161,173	-	475	161,648	171,916	-	-	-	35,008	126,640	161,648
Bank Deposit Certificates - CDB	526	-	-	526	-	526	-	-	-	-	526
Rural Product Note - CPR	8,607,259	-	138,382	8,745,641	6,601,651	82,511	1,104,185	3,591,453	2,669,499	1,297,993	8,745,641
Total	162,657,891	(1,575,617)	(1,034,877)	160,047,397	141,924,157	1,514,770	8,935,977	18,477,931	53,886,962	77,231,757	160,047,397

(1) In the Bank and in the Consolidated, includes securities issued by government-controlled companies and R$75,537 (12/31/2020 - R$287,736) in securities available for sale.

(2) On September 30, 2021, the amount of 553,000 in the amount of R$1,217,028 (12/31/2020 - 428,000 in the amount of R$1,002,731) of National Treasury Notes - NTN, are linked to the obligation assumed by the Banco Santander to cover the unamortized reserves of the Pension Plans with the entity BANESPREV.

(3) On September 30, 2021, it includes R$145,193 of National Treasury Bills and R$1,455,875 (12/31/2020 - R$0) of National Treasury Notes - NTN linked to Market Risk hedge structures.

IV) Held-to-Maturity Securities

							Bank/Consolidated
				By Maturity			9/30/2021

	Amortized Cost		Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years
Held-to-Maturity Securities (1)	9/30/2021	12/31/2020					Total
Government Securities	13,507,463	14,739,539	25,894	-	6,885,037	6,596,532	13,507,463
National Treasury Notes - NTN	4,783,220	4,549,498	25,894	-	4,757,326	-	4,783,220
Brazilian Foreign Debt Bonds	8,724,243	10,190,042	-	-	2,127,711	6,596,532	8,724,243
Private Securities	854,860	1,578,365	50,815	804,045	-	-	854,860
Certificates of Agribusiness Receivables - CRA	854,860	1,578,365	50,815	804,045	-	-	854,860
Total	14,362,323	16,317,905	76,709	804,045	6,885,037	6,596,532	14,362,323

(1) The market value of held-to-maturity securities is R$14,829,226 (12/31/2020 - R$16,322,840).

For the period ended September 30, 2021, there were no sales of federal government bonds and other securities classified in the held-to-maturity securities category.

Pursuant to the provisions of article 5 of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold until maturity the securities classified in the category held-to-maturity securities.

The market value of bonds and securities is calculated considering the average price of organized markets and their estimated cash flow, discounted to present value according to the corresponding applicable interest curves, considered as representative of the market conditions at the time of the calculation of the balances.

V) Financial Income - Securities Transactions

				Bank				Consolidated
	07/01 to 9/30/2021	01/01 to 9/30/2021	07/01 to 9/30/2020	01/01 to 9/30/2020	07/01 to 9/30/2021	01/01 to 9/30/2021	07/01 to 9/30/2020	01/01 to 9/30/2020

Income From Fixed-Income Securities (1)	13,063,482	11,942,317	7,297,844	57,462,506	13,601,140	13,010,192	7,506,636	57,982,641
Income From Interbank Investments	2,472,257	6,155,954	1,666,598	5,466,861	1,487,031	3,259,240	922,805	2,905,174
Income From Variable-Income Securities	(297)	(32,138)	697	(57,272)	90,340	103,011	18,125	(9,256)
Financial Income of Pension and Capitalization	-	-	-	-	61,433	170,896	50,661	137,897
Provision for Impairment Losses (2)	(284,860)	(34,761)	(34,581)	(194,259)	(280,293)	(30,194)	(34,581)	(194,259)
Others (3)	(371,299)	(137,181)	(417,252)	(3,590,532)	(401,459)	(174,556)	(358,037)	(3,514,196)
Total	14,879,283	17,894,191	8,513,306	59,087,304	14,558,192	16,338,589	8,105,609	57,308,001

(1) Includes exchange variation expense in the amount of R$8,614,809 in the Bank and in the Consolidated (2020 - revenue of R$40,485,350 in the Bank and in the Consolidated).

(2) Corresponds to the record of permanent loss, referring to securities classified as available for sale.

(3) Includes income from exchange variation and net appreciation of investment fund shares and equity in the amount of R$(174,555) in the Bank and in the Consolidated (2020 - exchange variation expense of R$3,824,080 and net appreciation of fund shares investments and participations in the amount of R$ 342,113 in the Bank and in the Consolidated).

b) Derivatives Financial Instruments

The main risk factors of the derivative instruments assumed are related to exchange rates, interest rates and variable income. In the management of this and other market risk factors, practices are used that include the measurement and monitoring of the use of limits previously defined in internal committees, the value at risk of the portfolios, the sensitivities to interest rate fluctuations, the exposure exchange rate, liquidity gaps, among other practices that allow for the control and monitoring of risks, which may affect Banco Santander's positions in the various markets where it operates. Based on this management model, the Bank has managed, through the use of operations involving derivative instruments, to optimize the risk-benefit ratio even in situations of great volatility.

The fair value of derivative financial instruments is determined through market price quotations. The fair value of swaps is determined using discounted cash flow modeling techniques, reflecting appropriate risk factors. The fair value of forward and futures contracts is also determined based on quoted market prices for derivatives traded on exchanges or using methodologies similar to those described for swaps. The fair value of options is determined based on mathematical models such as Black & Scholes, implied volatilities and the fair value of the corresponding asset. Current market prices are used to price volatilities. For derivatives that do not have prices directly published by exchanges, the fair price is obtained through pricing models that use market information, inferred from published prices of more liquid assets. From these prices, yield curves and market volatilities that serve as input data for the models are extracted.

I) Summary of Derivative Financial Instruments

Swap operations are presented by the balances of the differentials’ receivable and payable.

Below is a breakdown of the Derivative Financial Instruments portfolio (Assets and Liabilities) by type of instrument, shown by their market value:

				Bank				Consolidated
	9/30/2021		12/31/2020		9/30/2021		12/31/2020
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Swap - Differential Receivable	15,592,314	16,496,680	14,746,581	17,925,675	12,326,407	14,584,244	14,729,641	18,652,196
Options to Exercise Awards	1,086,089	2,756,458	4,448,585	4,511,175	1,404,624	2,898,309	4,979,011	4,926,994
Term Contract and Other Contracts	13,464,987	13,815,537	13,085,550	12,690,276	14,455,284	13,815,537	13,131,423	12,690,275
Total	30,143,390	33,068,675	32,280,716	35,127,126	28,186,315	31,298,091	32,840,075	36,269,465

II) Derivatives Recorded in Memorandum Accounts and Balance Sheets

						Bank
			9/30/2021			12/31/2020

Trading	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap	818,322,733	(1,627,613)	(904,366)	476,214,481	(2,838,239)	(3,179,094)
Assets	408,353,854	8,984,788	15,592,314	317,619,156	6,511,030	14,746,581
CDI (Interbank Deposit Rates)	92,158,466	478,987	2,714,699	52,270,726	326,585	334,690
Fixed Interest Rate - Real	114,180,157	6,087,374	9,145,778	59,799,047	4,013,562	9,607,342
Indexed to Price and Interest Rates	38,902,714	650,495	859,190	5,124,411	959,322	1,093,119
Foreign Currency	141,059,040	1,766,280	2,712,388	198,880,422	950,048	3,408,073
Others	22,053,478	1,652	160,259	1,544,550	261,513	303,357
Liabilities	409,968,879	(10,612,401)	(16,496,680)	158,595,325	(9,349,269)	(17,925,675)
CDI (Interbank Deposit Rates)	2,128,405	(7,717,062)	(29,530)	46,403,968	(6,911,747)	(14,018,319)
Fixed Interest Rate - Real	180,299,223	(2,718,855)	(7,487,715)	69,076,757	(2,183,507)	(2,772,479)
Indexed to Price and Interest Rates	23,289,965	(12,165)	(2,576,837)	33,026,691	(25)	(450,958)
Foreign Currency	182,197,891	(162,750)	(6,242,340)	7,906,521	(231,185)	(327,145)
Others	22,053,395	(1,569)	(160,259)	2,181,388	(22,805)	(356,774)
Options	991,699,730	(1,997,900)	(1,670,368)	1,963,194,665	(282,109)	(62,590)
Purchased Position	164,637,332	1,021,646	1,086,089	969,622,684	1,869,805	4,448,585
Call Option - Foreign Currency	8,720,687	438,939	496,484	1,188,387	47,898	39,201
Put Option - Foreign Currency	6,218,338	204,527	98,011	1,948,673	79,019	109,077
Call Option - Other	34,177,576	292,080	413,078	101,568,876	558,794	563,157
Interbank Market	31,277,764	240,276	356,969	101,421,659	557,167	556,039
Others (2)	2,899,812	51,805	56,108	147,217	1,627	7,118
Put Option - Other	115,520,732	86,100	78,517	864,916,748	1,184,094	3,737,150
Interbank Market	114,251,434	58,384	48,044	864,852,555	1,183,630	3,733,690
Others (2)	1,269,297	27,716	30,472	64,193	464	3,460
Sold Position	827,062,398	(3,019,547)	(2,756,458)	993,571,981	(2,151,914)	(4,511,175)
Call Option - Foreign Currency	11,790,862	(1,500,229)	(1,595,599)	1,537,669	(70,201)	699,243
Put Option - Foreign Currency	7,959,074	(366,247)	(156,607)	2,315,918	(137,061)	(192,334)
Call Option - Other	357,905,201	(868,845)	(857,593)	120,254,124	(588,023)	(464,404)
Interbank Market	349,882,423	(254,155)	(372,421)	120,156,285	(566,813)	(464,404)
Others (2)	8,022,777	(614,690)	(485,172)	97,839	(21,210)	-
Put Option - Other	449,407,261	(284,226)	(146,658)	869,464,270	(1,356,629)	(4,553,680)
Interbank Market	446,190,175	(177,755)	(53,236)	869,328,317	(1,350,314)	(4,597,426)
Others (2)	3,217,087	(106,472)	(93,422)	135,953	(6,315)	43,746
Futures Contracts	203,736,949	-	-	268,807,002	-	-
Purchased Position	137,813,807	-	-	109,940,706	-	-
Exchange Coupon (DDI)	44,861,537	-	-	12,438,698	-	-
Interest Rates (DI1 and DIA)	40,066,137	-	-	97,502,008	-	-
Foreign Currency	42,826,979	-	-	-	-	-
Indexes (3)	10,059,155	-	-	-	-	-
Sold Position	65,923,142	-	-	158,866,295	-	-
Exchange Coupon (DDI)	14,281,994	-	-	73,114,013	-	-

Interest Rates (DI1 and DIA)	38,253,568	-	-	67,323,206	-	-
Foreign Currency	10,454,875	-	-	18,172,817	-	-
Indexes (3)	2,932,705	-	-	256,260	-	-
Forward Contracts and Others	137,196,107	2,487,009	(350,550)	102,561,361	894,559	395,274
Purchased Commitment	86,136,898	4,872,278	13,464,987	64,787,891	1,303,693	13,085,550
Currencies	74,733,515	2,152,839	10,147,807	57,121,562	1,303,693	13,077,413
Others	11,403,383	2,719,439	3,317,179	7,666,329	-	8,137
Sell Commitment	51,059,209	(2,385,269)	(13,815,537)	37,773,470	(409,134)	(12,690,276)
Currencies	44,851,960	(886,508)	(12,082,088)	37,294,944	(408,912)	(12,692,636)
Others	6,207,249	(1,498,761)	(1,733,450)	478,526	(222)	2,360

						Consolidated
			9/30/2021			12/31/2020

Trading	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap	827,659,473	(1,627,613)	(2,257,026)	408,037,877	(2,838,239)	(3,922,555)
Assets	413,022,224	8,984,788	12,326,407	283,308,405	6,511,030	14,729,641
CDI (Interbank Deposit Rates)	92,158,466	478,987	2,714,699	45,872,335	326,585	2,686,294
Fixed Interest Rate - Real	114,180,157	6,087,374	5,879,871	54,159,847	4,013,562	9,607,343
Indexed to Price and Interest Rates	38,902,714	650,495	859,190	5,124,411	959,322	1,093,119
Foreign Currency	145,727,410	1,766,280	2,712,388	178,076,136	950,048	1,039,528
Others	22,053,478	1,652	160,259	75,676	261,513	303,357
Liabilities	414,637,249	(10,612,401)	(14,583,432)	124,729,472	(9,349,269)	(18,652,196)
CDI (Interbank Deposit Rates)	2,128,405	(7,717,062)	(29,530)	33,239,800	(6,911,747)	(14,018,319)
Fixed Interest Rate - Real	180,299,223	(2,718,855)	(5,574,468)	49,644,709	(2,183,507)	(2,772,479)
Indexed to Price and Interest Rates	23,289,965	(12,165)	(2,576,837)	33,026,691	(25)	(450,958)
Foreign Currency	186,866,261	(162,750)	(6,242,340)	6,636,884	(231,185)	153,695
Others	22,053,395	(1,569)	(160,259)	2,181,388	(22,805)	(1,564,135)
Options	991,699,730	(1,997,900)	(1,493,685)	2,043,286,079	(282,108)	52,017
Purchased Position	164,637,332	1,021,646	1,404,624	1,006,266,895	1,869,805	4,979,011
Call Option - Foreign Currency	8,720,687	438,939	496,484	1,188,387	47,898	39,201
Put Option - Foreign Currency	6,218,338	204,527	98,011	1,948,673	79,019	109,077
Call Option - Other	34,177,576	292,080	731,612	134,761,946	558,794	1,093,583
Interbank Market	31,277,764	240,276	675,504	101,421,659	557,167	556,039
Others (2)	2,899,812	51,805	56,108	33,340,287	1,627	537,544
Put Option - Other	115,520,732	86,100	78,517	868,367,889	1,184,094	3,737,150
Interbank Market	114,251,434	58,384	48,044	864,852,555	1,183,630	3,733,690
Others (2)	1,269,297	27,716	30,472	3,515,334	464	3,460
Sold Position	827,062,398	(3,019,547)	(2,898,309)	1,037,019,184	(2,151,913)	(4,926,994)
Call Option - Foreign Currency	11,790,862	(1,500,229)	(1,595,599)	1,537,669	(70,201)	699,241
Put Option - Foreign Currency	7,959,074	(366,247)	(156,607)	2,315,918	(137,061)	(192,334)
Call Option - Other	357,905,201	(868,845)	(999,445)	130,919,392	(588,022)	(453,918)
Interbank Market	349,882,423	(254,155)	(514,273)	120,156,284	(566,812)	(464,404)
Others (2)	8,022,777	(614,690)	(485,172)	10,763,108	(21,210)	10,486
Put Option - Other	449,407,261	(284,226)	(146,658)	902,246,205	(1,356,629)	(4,979,983)

Interbank Market	446,190,175	(177,755)	(53,236)	869,328,317	(1,350,314)	(4,597,426)
Others (2)	3,217,087	(106,472)	(93,422)	32,917,888	(6,315)	(382,557)
Futures Contracts	203,736,949	-	-	270,258,562	-	-
Purchased Position	137,813,807	-	-	110,275,865	-	-
Exchange Coupon (DDI)	44,861,537	-	-	12,438,695	-	-
Interest Rates (DI1 and DIA)	40,066,137	-	-	97,837,170	-	-
Foreign Currency	42,826,979	-	-	-	-	-
Indexes (3)	10,059,155	-	-	-	-	-
Sold Position	65,923,142	-	-	159,982,697	-	-
Exchange Coupon (DDI)	14,281,994	-	-	73,114,013	-	-
Interest Rates (DI1 and DIA)	38,253,568	-	-	67,958,767	-	-
Foreign Currency	10,454,875	-	-	18,653,657	-	-
Indexes (3)	2,932,705	-	-	256,260	-	-
Forward Contracts and Others	137,196,107	2,487,009	639,747	107,761,737	2,693,758	441,148
Purchased Commitment	86,136,898	4,872,278	14,455,284	67,378,024	1,370,653	13,131,423
Currencies	74,733,515	2,152,839	11,138,105	59,711,695	1,370,653	13,077,412
Others	11,403,383	2,719,439	3,317,179	7,666,329	-	54,011
Sell Commitment	51,059,209	(2,385,269)	(13,815,537)	40,383,713	1,323,105	(12,690,275)
Currencies	44,851,960	(886,508)	(12,082,088)	39,905,187	1,323,327	(12,692,635)
Others	6,207,249	(1,498,761)	(1,733,450)	478,526	(222)	2,360

(1) Nominal value of the updated contracts.
(2) Includes options of indexes, mainly being options involving US treasury, shares and stock indexes.
(3) Includes Bovespa and S&P indexes.

III) Derivative Financial Instruments by Counterparty, Opening by Maturity and Trading Market

								Bank
								Notional
					By Counterparty			By Maturity
				9/30/2021	12/31/2020			9/30/2021
		Related	Financial			Up to	From 3 to	Over
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months
Swap	268,970,379	119,394,751	19,988,723	408,353,854	317,619,156	39,535,850	89,320,973	279,497,032
Options	990,695,781	1,003,949	-	991,699,730	1,963,194,665	164,985,674	794,391,864	32,322,192
Futures Contracts	202,796,431	940,519	-	203,736,949	268,807,002	79,046,951	35,137,251	89,552,747
Forward Contracts and Others	65,304,315	71,137,300	754,491	137,196,107	102,561,361	50,284,159	47,582,880	39,329,068

								Consolidated
								Notional
					By Counterparty			By Maturity
				9/30/2021	12/31/2020			9/30/2021
		Related	Financial			Up to	From 3 to	Over
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months
Swap	268,970,379	119,394,751	24,657,093	413,022,224	283,308,405	39,535,850	93,989,343	279,497,032
Options	990,695,781	1,003,949	-	991,699,730	2,043,286,079	164,985,674	794,391,864	32,322,192

Futures Contracts	202,796,431	940,519	-	203,736,949	270,258,562	79,046,951	35,137,251	89,552,747
Forward Contracts and Others	65,304,315	71,137,300	754,491	137,196,107	107,761,737	50,284,159	47,582,880	39,329,068

(1) Includes operations whose counterparty is B3 S.A. - Brazil, Bolsa, Balcão (B3) and other stock and commodity exchanges.

IV) Hedge Accounting

The effectiveness determined for the hedge portfolio is in accordance with Bacen Circular 3,082/2002 and the following hedge accounting structures were established:

IV.I) Market Risk Hedge

The Bank's market risk hedging strategies consist of protection structures against changes in market risk, receipts and payments of interest related to recognized assets and liabilities.

The market risk hedge management methodology adopted by the Bank segregates transactions by risk factor (e.g.: Real/Dollar exchange risk, risk of pre-fixed interest rate in reais, risk of dollar exchange coupon, risk of inflation, interest risk, etc.). Transactions generate exposures that are consolidated by risk factor and compared to pre-established internal limits.

In order to protect the market risk variation in the receipt and payment of interest, the Bank uses interest rate swaps and futures contracts related to fixed-rate assets and liabilities.

The Bank applies the market risk hedge as follows:

•         Designates Foreign Currency swaps + Coupon versus % CDI and Pre-Real Interest Rate or US Dollar futures (DOL, DDI/DI) as a derivative instrument in Hedge Accounting structures, with foreign currency loan operations as the object.

•         The Bank has a portfolio of assets indexed to the Euro and traded at the Offshore agency. In the transaction, the value of the asset in Euro will be converted to Dollar at the exchange contract rate for entering the transaction. After the conversion, the principal amount of the operation, already expressed in dollars, will be adjusted by a floating or pre-fixed rate. The assets will be hedged with Swap Cross Currency, in order to transfer the risk in Euro to LIBOR + Coupon.

•         The Bank has pre-fixed interest rate risk generated by government bonds (NTN-F and LTN) in the portfolio of Financial Assets available for sale. To manage this mismatch, the entity contracts DI futures on the Exchange and designates them as a hedging instrument in a hedge accounting framework.

•         The Bank has risk to the IPCA index generated by debentures in the portfolio of securities available for sale. To manage this mismatch, the Bank contracts IPCA futures (DAP) on the Exchange and designates them as a protection instrument in a Hedge Accounting structure.

•         Santander Leasing has pre-fixed interest rate risk generated by government bonds (NTN-F) in the portfolio of securities available for sale. To manage this mismatch, the entity enters into interest rate swaps and designates them as a hedging instrument in a hedge accounting framework.

•         The Bank has a pre-fixed interest rate risk on its liabilities through issues of real estate letters of credit (LCI). To manage this mismatch, the entity contracts DI futures on the Exchange and designates them as a hedging instrument in a hedge accounting framework.

•         The Bank has a risk related to the IPCA index generated by the issuance of a Guaranteed Real Estate Bill. To manage this mismatch, the Bank contracts IPCA futures (DAP) on the Exchange and designates them as a protection instrument in a Hedge Accounting structure.

In market risk hedge, the results, both on hedging instruments and on the objects (attributable to the type of risk being hedged) are recognized directly in the income statement.

IV.II) Cash Flow Hedge

The Bank's cash flow hedge strategies consist of hedging exposure to variations in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates relating to recognized assets and liabilities and changes exchange rates of unrecognized assets and liabilities.

The Bank applies cash flow hedge as follows:

• Contracts fixed dollar-indexed asset swaps and liabilities in foreign currency and designates them as a hedging instrument in a Cash Flow Hedge structure, having as object foreign currency loan transactions negotiated with third parties through offshore agencies and securities of the Brazilian external debt held to maturity.

• Contracts Dollar futures or DDI + DI Futures (Synthetic Dollar Futures) and designates them as a hedging instrument in a Cash Flow Hedge structure, having as object the Bank's credit portfolio in Dollars and Promissory Notes in portfolio of securities available for sale.

• Banco RCI Brasil SA has hedge operations whose purpose is funding operations with financial bills (LF), bills of exchange (LC) and Interbank Deposit Certificates (CDI) indexed to CDI and uses interest rate swaps to make the pre-fixed funding and predicting future cash flows.

In cash flow hedge, the effective portion of the variation in the value of the hedging instrument is temporarily recognized in equity under equity valuation adjustments until the forecast transactions occur, at which time this portion is recognized in the income statement. The ineffective portion of the variation in the value of foreign exchange hedge derivatives is recognized directly in the income statement. On September 30, 2021 and December 31, 2020, no results referring to the ineffective portion were recorded.

								Bank
				9/30/2021				12/31/2020
Strategies	Accounting Value		Notional		Accounting Value		Notional
Market Risk Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Contracts	158,720	136,486	1,013,146	742,279	-	-	-	-
Credit Operations Hedge	158,720	136,486	1,013,146	742,279	-	-	-	-
Futures Contracts	80,902,005	67,604,264	69,905,987	76,626,196	45,331,727	46,649,331	46,178,734	30,985,609
Securities Hedge	80,902,005	67,604,264	69,905,987	76,626,196	45,331,727	46,649,331	46,178,734	30,985,609

Cash Flow Hedge
Swap Contracts					6,786,840	6,622,857	5,316,632	4,502,378
Securities Hedge	-	-	-	-	1,302,666	1,428,053	1,302,666	1,428,053
Funding Hedge	-	-	-	-	5,484,174	5,194,804	4,013,966	3,074,325
Futures Contracts	39,152,251	36,988,688	42,031,834	40,603,943	23,447,934	19,500,234	23,447,934	19,333,230
Credit Operations Hedge	33,136,417	30,009,738	35,787,330	35,330,791	23,447,934	19,500,234	23,447,934	19,333,230
Securities Hedge	6,015,834	6,978,950	6,244,504	5,273,152	-	-	-	-

								Consolidated
				9/30/2021				12/31/2020
Strategies	Accounting Value		Notional		Accounting Value		Notional
Market Risk Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Contracts	158,720	136,486	1,013,146	742,279	-	-	-	-
Credit Operations Hedge	158,720	136,486	1,013,146	742,279	-	-	-	-
Futures Contracts	80,902,005	67,604,264	69,905,987	76,626,196	45,331,727	46,649,331	46,178,734	30,985,609
Securities Hedge	80,902,005	67,604,264	69,905,987	76,626,196	45,331,727	46,649,331	46,178,734	30,985,609

Cash Flow Hedge
Swap Contracts	4,437,194	5,409,997	3,846,202	4,142,270	6,786,840	6,622,857	5,316,632	4,502,378
Securities Hedge	-	-	-	-	1,302,666	1,428,053	1,302,666	1,428,053
Funding Hedge	4,437,194	5,409,997	3,846,202	4,142,270	5,484,174	5,194,804	4,013,966	3,074,325
Futures Contracts	39,152,251	36,988,688	42,031,834	40,603,943	23,447,934	19,500,234	23,447,934	19,333,230
Credit Operations Hedge	33,136,417	30,009,738	35,787,330	35,330,791	23,447,934	19,500,234	23,447,934	19,333,230

Securities Hedge	6,015,834	6,978,950	6,244,504	5,273,152	-	-	-	-

(*) The Bank has cash flow hedge strategies, whose objects are assets in its portfolio, which is why we demonstrate the liability position of the respective instruments. For structures whose instruments are futures, we show the notional balance, recorded in a memorandum account.

(1) Creditor amounts refer to asset transactions and debtor transactions to liability transactions.

					Bank					Consolidated
				9/30/2021	12/31/2020				9/30/2021	12/31/2020
	Up to	From 3 to	Over			Up to	From 3 to	Over
Strategies	3 Months	12 Months	12 Months	Total	Total	3 Months	12 Months	12 Months	Total	Total
Market Risk Hedge
Swap Contracts	-	103,878	53,436	157,314	-	-	103,878	53,436	157,314	-
Credit Operations Hedge	-	103,878	53,436	157,314	-	-	103,878	53,436	157,314	-
Futures Contracts	-	32,986,977	41,220,300	74,207,276	30,985,609	-	32,986,977	41,220,300	74,207,276	30,985,609
Securities Hedge	-	-	-	-	30,985,609	-	-	-	-	30,985,609
Funding Hedge	-	32,986,977	41,220,300	74,207,276	-	-	32,986,977	41,220,300	74,207,276	-

Cash Flow Hedge
Swap Contracts	-	-	-	-	1,428,053	1,194,003	1,940,391	2,275,603	5,409,997	4,502,378
Securities Hedge	-	-	-	-	1,428,053	-	-	-	-	1,428,053
Funding Hedge	-	-	-	-	-	1,194,003	1,940,391	2,275,603	5,409,997	3,074,325
Futures Contracts	23,237,589	-	6,978,950	30,216,539	19,333,230	23,237,589	-	6,978,950	30,216,539	19,333,230
Credit Operations Hedge	23,237,589	-	-	23,237,589	19,333,230	23,237,589	-	-	23,237,589	19,333,230
Securities Hedge	-	-	6,978,950	6,978,950	-	-	-	6,978,950	6,978,950	-

In the Bank and in the Consolidated, the mark-to-market effect of the active swap and futures contracts corresponds to a credit in the amount of R$221,674 (12/31/2020 - R$11,528) and is recorded in shareholders' equity, net of tax effects, of which R$145,603 will be realized against revenue in the next twelve months.

V) Information on Credit Derivatives

Banco Santander uses credit derivatives for the purposes of managing counterparty risk and meeting the demands of its customers, carrying out operations of purchase and sale of protection through credit default swaps and total return swaps, primarily related to securities with Brazilian sovereign risk.

Total Return Swaps - TRS

They are credit derivatives where the return of the reference obligation is exchanged for a cash flow and in which, in the event of a credit event, the protection buyer usually has the right to receive from the protection seller the equivalent to the difference between the updated value and the fair value (market value) of the reference obligation on the contract settlement date.

Credit Default Swaps - CDS

They are credit derivatives where, in the event of a credit event, the protection buyer is entitled to receive from the protection seller the equivalent to the difference between the face value of the CDS contract and the fair value (market value) of the reference obligation on the settlement date of the contract. In return, the seller receives a fee for the sale of the protection.

Below, the composition of the Credit Derivatives portfolio shown by its reference value and effect on the calculation of Required Shareholders' Equity (PLE).

				Bank/Consolidated
				Nominal Value
		9/30/2021		12/31/2020
	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap
Credit Swaps	3,391,681	-	-	519,670
Total	3,391,681	-	-	519,670

Amount referring to the premium paid on CDS for use as collateral (risk transfer) in the amount of R$0 (12/31/2020 – R$1,506).

During the period, we did not have credit swap transactions or occurrence of credit event related to triggering events provided for in the contracts.

		9/30/2021		12/31/2020
Maximum Potential for Future Payments - Gross	Over 12 Months	Total	Over 12 Months	Total
Per Instrument: CDS	3,883,649	3,883,649	4,003,298	4,003,298
Per Risk Classification: Below Investment Grade	3,883,649	3,883,649	4,003,298	4,003,298
Per Reference Entity: Brazilian Government	3,883,649	3,883,649	4,003,298	4,003,298

VI) Derivative Financial Instruments - Margin Given in Guarantee

The margin given as collateral for transactions traded on B3 with its own and third party derivative financial instruments is composed of federal government securities.

		Bank		Consolidated
	9/30/2021	12/31/2020	9/30/2021	12/31/2020
Financial Literature of the Treasury - LFT	3,336,299	3,702,213	3,788,250	4,363,665
National Treasury Bills - LTN	6,165,419	6,155,275	6,325,723	6,155,275
National Treasury Notes - NTN	4,244,077	2,814,273	6,544,865	2,814,273
Total	13,745,794	12,671,761	16,658,838	13,333,213

7.     Interbank Accounts

The balance of the interbank relationship item is composed of restricted credits represented mainly by deposits made at Bacen to fulfill the requirements of compulsory on demand deposits, savings deposits and time deposits and by payments and receipts to be settled, represented by checks and other papers sent to the clearing service and payment transactions (active and passive position).

8.     Credit Portfolio and Allowance for Expected Losses Associated with Credit Risk

a) Loan Portfolio

		Bank		Consolidated
	9/30/2021	12/31/2020	9/30/2021	12/31/2020
Lending Operations	311,762,367	279,580,267	375,968,143	338,110,717
Loans and Discounted Titles	204,993,921	179,058,116	206,975,795	179,172,031
Financing	39,450,048	41,034,126	101,673,950	99,450,661
Rural and Agroindustrial - Financing	13,820,158	13,659,898	13,820,158	13,659,898
Real Estate Financing	53,498,240	45,828,127	53,498,240	45,828,127
Leasing Operations	-	-	2,567,245	2,471,384
Advances on Foreign Exchange Contracts (1)	6,626,964	6,310,254	6,626,964	6,310,254
Other Receivables (2)	61,782,891	61,569,706	65,016,430	64,758,539
Credits for Avals and Sureties Honored	164,024	228,754	542,844	228,754
Income Receivable from Advances Granted - Foreign Exchange Portfolio	131,349	150,513	131,349	150,513
Other Receivables – Other	61,487,518	61,190,439	64,342,237	64,379,272
Total	380,172,222	347,460,227	450,178,782	411,650,894

(1) Advances on foreign exchange contracts are classified as a reduction of other obligations.

(2) Debtors for purchase of securities and assets and securities and credits receivable (Note 11).

Sale or Transfer of Financial Assets

Pursuant to CMN Resolution No. 3,533/2008 and subsequent amendments, credit assignment operations with substantial retention of risks and benefits, from January 1, 2012 on, began to remain recorded in the credit portfolio. For credit assignment operations carried out until December 31, 2011, regardless of the retention or substantial transfer of risks and benefits, the financial assets were derecognized from the registration of the original operation and the result determined in the assignment was appropriated to the result for the period.

(i) With Substantial Transfer of Risks and Benefits

In the Bank and in the Consolidated, during the period ended September 30, 2021, credit assignment operations without recourse were carried out in the amount of R$7,553,594,240 (12/31/2020 - R$1,338,253), of which R$26,250 in Active Portfolio, generating a result of R$5,233 (12/31/2020 - R$12,233), and R$444,599 in Loss Portfolio. These amounts were transacted with companies not belonging to the Group.

(ii) With Substantial Retention of Risks and Benefits

In December 2011, the Bank assigned credits with co-obligation related to real estate financing in the amount of R$688,821, maturing in October 2041. On September 30, 2021, the present value of the assigned operations is R$44,292 (12/31/2020- R$55,284).

These assignment operations were carried out with a co-obligation clause, with mandatory repurchase in the following situations:

- Non-performing contracts for a period exceeding 90 consecutive days;

- Contracts subject to renegotiation;

- Contracts subject to portability, pursuant to CMN Resolution No. 3401/2006; and

- Contracts subject to intervention.

The compulsory repurchase amount will be calculated by the debit balance of the credit duly updated on the respective repurchase date.

From the date of assignment, the cash flows from the assigned operations will be paid directly to the assignee.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	9/30/2021	12/31/2020	9/30/2021	12/31/2020
Overdue	7,288,127	5,015,638	8,348,603	5,842,250
Due to:
Up to 3 Months	107,013,243	101,913,270	116,300,036	111,058,613
From 3 to 12 Months	90,629,581	80,400,014	113,709,015	100,998,401
Over 12 Months	175,241,271	160,131,305	211,821,128	193,751,630
Total	380,172,222	347,460,227	450,178,782	411,650,894

c) Loan Portfolio by Business Sector

		Bank		Consolidated
	9/30/2021	12/31/2020	9/30/2021	12/31/2020
Private Sector	379,131,957	346,441,422	449,137,539	410,630,891
Industry	67,052,255	65,984,136	68,485,807	67,264,749
Commercial	45,947,091	43,967,769	50,069,531	47,902,610
Financial Institutions	974,532	2,140,177	851,565	2,157,962
Services and Others (1)	64,092,609	58,085,560	70,054,978	60,971,259
Individuals	196,308,337	172,102,567	254,832,065	228,089,977
Credit Cards	40,210,028	37,427,267	40,210,028	37,427,267
Mortgage Loans	51,583,967	43,993,132	51,583,967	43,993,132
Payroll Loans	52,044,106	47,029,722	52,044,106	47,029,722
Financing and Vehicles Lease	1,968,153	2,249,094	56,320,419	55,874,243
Others (2)	50,502,083	41,403,352	54,673,545	43,765,613
Agricultural	4,757,133	4,161,213	4,843,593	4,244,334
Public Sector	1,040,265	1,018,805	1,041,243	1,020,003
State	378,410	399,669	378,410	399,669
Municipal	661,855	619,136	662,833	620,334
Total	380,172,222	347,460,227	450,178,782	411,650,894

(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.

(2) Includes personal loans, overdraft among others.

d) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

													Bank
							9/30/2021						12/31/2020
	%	Loan Portfolio					Allowance	Loan Portfolio					Allowance
Risk Level	Minimum Allowance Required	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	0.0%	180,764,402	-	180,764,402	-	-	-	162,569,532	-	162,569,532	-	-	-
A	0.5%	101,911,632	-	101,911,632	509,558	2	509,560	98,084,064	-	98,084,064	490,420	331,959	822,379
B	1.0%	33,985,506	2,329,918	36,315,424	363,154	157	363,311	31,497,816	1,989,791	33,487,607	334,876	572,154	907,030
C	3.0%	26,245,107	2,568,232	28,813,339	864,400	1,387,414	2,251,814	23,128,620	1,789,539	24,918,159	747,545	1,561,868	2,309,413
D	10.0%	8,850,250	2,741,213	11,591,463	1,159,146	2,040,988	3,200,134	8,215,630	1,943,697	10,159,327	1,015,933	1,763,634	2,779,567
E	30.0%	2,224,311	1,945,513	4,169,824	1,250,946	654,304	1,905,250	2,254,334	1,547,171	3,801,505	1,140,451	600,261	1,740,712
F	50.0%	1,784,963	1,728,239	3,513,202	1,756,601	543,912	2,300,513	1,831,369	1,335,331	3,166,700	1,583,350	503,804	2,087,154
G	70.0%	1,748,447	1,618,972	3,367,419	2,357,193	694,051	3,051,244	1,771,853	1,069,343	2,841,196	1,988,837	764,272	2,753,109
H	100.0%	3,678,966	6,130,160	9,809,126	9,809,126	-	9,809,126	3,390,140	5,045,940	8,436,080	8,436,080	-	8,436,080
Total	-	361,193,584	19,062,247	380,255,831	18,070,124	5,320,828	23,390,952	332,743,358	14,720,812	347,464,170	15,737,492	6,097,952	21,835,444

													Consolidated
							9/30/2021						12/31/2020
		Loan Portfolio					Allowance	Loan Portfolio					Allowance
Risk Level	% Minimum Allowance Required	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	0.0%	201,060,888	-	201,060,888	-	-	-	174,672,176	-	174,672,176	-	-	-
A	0.5%	136,018,880	981	136,019,861	680,099	2	680,101	136,895,625	-	136,895,625	684,478	331,960	1,016,438
B	1.0%	40,247,370	3,713,814	43,961,184	439,612	157	439,769	37,161,806	2,947,768	40,109,574	401,096	572,154	973,250
C	3.0%	27,942,542	3,832,152	31,774,694	953,241	1,387,414	2,340,655	24,491,130	2,742,311	27,233,441	817,002	1,575,498	2,392,500
D	10.0%	9,330,347	3,435,819	12,766,166	1,276,617	2,120,494	3,397,111	8,768,027	2,459,727	11,227,754	1,122,775	1,927,260	3,050,035
E	30.0%	2,478,292	2,476,295	4,954,587	1,486,376	773,464	2,259,840	2,374,369	2,124,173	4,498,542	1,349,562	704,758	2,054,320
F	50.0%	2,104,949	2,141,235	4,246,184	2,123,092	640,767	2,763,859	1,929,261	1,868,256	3,797,517	1,898,759	578,271	2,477,030
G	70.0%	1,883,476	1,953,898	3,837,374	2,686,162	804,530	3,490,692	1,848,376	1,366,129	3,214,505	2,250,153	848,059	3,098,212
H	100.0%	3,968,909	7,672,544	11,641,453	11,641,453	-	11,641,453	3,661,255	6,344,449	10,005,704	10,005,704	-	10,005,704
Total		425,035,653	25,226,738	450,262,391	21,286,652	5,726,828	27,013,480	391,802,025	19,852,813	411,654,838	18,529,529	6,537,960	25,067,489

(1) Includes due and overdue installments.

(2) The additional provision is constituted mainly based on the expected realization of the loan portfolio, in addition to the minimum required by current regulations.

(3) In the Bank and in the Consolidated, the total loan portfolio includes the amount of R$83,609 (12/31/2020 - R$3,944), referring to the adjustment to market value of credit operations that are object of protection, recorded in accordance with article 5 of Circular Letter 3,624 of Bacen of December 26, 2013 and which are not included in the note on risk levels (Note 6. b.VI.a).

Emergency Employment Support Program (PESE)

Pursuant to CMN Resolution No. 4,846/20, we demonstrate below the operations related to the Emergency Employment Support Program (PESE), classified by risk level and together with the amount of the provision made for each risk level:

Bank	Consolidated
			9/30/2021		9/30/2021
Risk Level	% Minimun Required Provision	Assets	Provision Required	Assets	Provision Required
A	0.5%	463,192	338	463,192	338
B	1.0%	332,326	498	332,326	498
C	3.0%	322,357	1,451	322,357	1,451
D	10.0%	240,108	3,602	240,108	3,602
E	30.0%	16,869	765	16,869	765
F	50.0%	23,502	1,763	23,502	1,763
G	70.0%	92,275	13,032	92,275	13,032
H	100.0%	14,122	1,483	14,122	1,483
Total	-	1,504,751	22,932	1,504,751	22,932

Bank	Consolidated
			9/30/2020		9/30/2020
Risk Level	% Minimun Required Provision	Assets	Provision Required	Assets	Provision Rquired
AA	0.5%	10,776	-	10,776	-
A	1.0%	411,749	309	411,749	309
B	3.0%	376,211	564	376,211	564
C	10.0%	392,438	1,766	392,438	1,766
D	30.0%	199,584	2,994	199,584	2,994
E	50.0%	1,797	89	1,797	89
F	70.0%	175	21	175	21
H	100.0%	246	37	246	37
Total	-	1,392,976	5,780	1,392,976	5,780

e) Changes in Allowance for Loan Losses

		Bank		Consolidated
	01/01 to 9/30/2021	01/01 to 9/30/2020	01/01 to 9/30/2021	01/01 to 9/30/2020
Opening Balance	21,835,445	18,661,967	25,067,489	21,408,092
Allowances Recognized	9,589,479	10,719,910	11,436,662	13,501,276
Write-offs	(8,033,972)	(7,398,270)	(9,490,671)	(9,908,695)
Closing Balance	23,390,952	21,983,607	27,013,480	25,000,673
Recoveries Credits	2,332,944	1,782,654	2,621,011	2,060,762

f) Renegotiated Credits

		Bank		Consolidated
	9/30/2021	12/31/2020	9/30/2021	12/31/2020
Renegotiated Credits	19,240,686	18,197,875	22,887,505	22,987,914
Allowance for Loan Losses	(10,119,291)	(9,196,227)	(11,308,664)	(10,411,547)
Percentage of Coverage on Renegotiated Credits	52.6%	50.5%	49.4%	45.3%

g) Loan Portfolio Concentration

				Consolidated
		9/30/2021		12/31/2020
Loan Portfolio and Credit Guarantees (1), Securities (2) and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Largest Debtor	7,823,698	1.4%	6,782,322	1.3%
10 Largest	42,525,166	7.5%	33,571,246	6.5%
20 Largest	63,801,806	11.2%	54,105,883	10.5%
50 Largest	99,935,403	17.6%	89,753,598	17.4%
100 Largest	131,470,588	23.1%	119,028,823	23.1%

(1) Includes installments of credit to builders/developers.

(2) Refers to debentures, promissory notes and certificates of real estate receivables – CRI.

(3) Refers to credit of derivatives risk.

9.     Other Financial Assets

		Bank
	9/30/2021	12/31/2020
	Total	Total
Exchange Portfolio	57,017,937	91,438,544
Trading and Intermediation of Values	4,004,374	3,824,827
Interbank Accounts	83,124,855	75,810,738
Receipts and Payments Pending Settlement	-	728
Credits for Avals and Sureties Honored	164,024	228,754
Total	144,311,190	171,303,591

		Consolidated
	9/30/2021	12/31/2020
Exchange Portfolio	57,017,937	91,438,544
Trading and Intermediation of Values	11,796,966	6,859,624
Interbank Accounts	83,418,534	91,368,033
Receipts and Payments Pending Settlement	-	728
Credits for Avals and Sureties Honored	649,544	51,583
Total	152,882,981	189,718,512

10.   Tax Assets and Liabilities

a) Tax Assets

a.1) Nature and Origin of Recorded Deferred Tax Assets

	Origins					Bank
			Balances on			Balances on
	9/30/2021	12/31/2020	12/31/2020	Recognition (4)	Realization	9/30/2021
Allowance for Loan Losses	33,524,216	38,275,701	17,224,066	4,395,330	(6,533,499)	15,085,897
Reserve for Legal and Administrative Proceedings - Civil	4,041,916	4,004,582	1,802,063	1,250,143	(1,233,343)	1,818,863
Reserve for Tax Risks and Legal Obligations	3,663,039	3,580,550	1,574,966	63,709	(26,588)	1,612,087
Reserve for Legal and Administrative Proceedings - Labor	5,711,599	5,345,668	2,405,551	698,098	(533,429)	2,570,220
Goodwill	113,814	127,511	57,380	739	(6,904)	51,215
Adjustment to Fair Value of Trading Securities and Derivatives (1)	2,963,173	4,643,314	2,208,244	1,498,813	(2,140,333)	1,566,724
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	3,679,653	414,355	197,057	1,638,235	-	1,835,292
Accrual for Pension Plan (2)	2,200,699	1,223,801	1,363,434	178,593	(551,713)	990,314
Profit Sharing, Bonuses and Personnel Gratuities	860,289	1,010,089	435,588	602,429	(676,721)	361,296
Other Temporary Provisions (3)	6,875,413	6,661,588	2,898,461	173,191	(59,811)	3,011,841
Total Tax Assets on Temporary Differences	63,633,811	65,287,159	30,166,810	10,499,280	(11,762,341)	28,903,749
Tax Losses and Negative Social Contribution Bases	10,563,063	12,023,746	5,407,013	-	(597,031)	4,809,982
Social Contribution Tax - Executive Act 2,158/2001	-	-	175,158	3,131	-	178,289
Balance of Recorded Deferred Tax Assets	74,196,874	77,310,905	35,748,981	10,502,411	(12,359,372)	33,892,020

	Origins					Consolidated
			Balances on			Balances on
	9/30/2021	12/31/2020	12/31/2020	Recognition (4)	Realization	9/30/2021
Allowance for Loan Losses	39,625,152	43,906,296	19,481,029	5,183,341	(7,109,743)	17,554,627
Reserve for Legal and Administrative Proceedings - Civil	4,301,062	4,243,712	1,893,379	1,311,272	(1,286,069)	1,918,582
Reserve for Tax Risks and Legal Obligations	5,966,051	5,923,272	2,482,770	82,775	(49,355)	2,516,190
Reserve for Legal and Administrative Proceedings - Labor	6,083,295	5,737,510	2,553,076	723,327	(566,266)	2,710,137
Goodwill	113,814	127,511	57,380	740	(6,904)	51,216
Adjustment to Fair Value of Trading Securities and Derivatives (1)	2,979,194	4,742,032	2,215,268	1,529,151	(2,140,945)	1,603,474
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	4,300,249	657,120	255,286	1,910,102	(57,974)	2,107,414
Accrual for Pension Plan (2)	2,224,911	1,264,591	1,377,669	178,593	(557,715)	998,547
Profit Sharing, Bonuses and Personnel Gratuities	952,304	1,198,427	492,880	645,303	(736,912)	401,271
Other Temporary Provisions (3)	7,746,060	7,594,777	3,233,166	236,498	(145,402)	3,324,262
Total Tax Assets on Temporary Differences	74,292,092	75,395,248	34,041,903	11,801,102	(12,657,285)	33,185,720

Tax Losses and Negative Social Contribution Bases	10,823,223	12,425,981	5,703,772	3,879	(647,117)	5,060,534
Social Contribution Tax - Executive Act 2,158/2001	-	-	175,158	3,131	-	178,289
Balance of Recorded Deferred Tax Assets	85,115,315	87,821,229	39,920,833	11,808,082	(13,304,402)	38,424,543

(1) Includes deferred tax assets of IRPJ, CSLL, PIS and COFINS.

(2) Includes deferred tax assets of IRPJ and CSLL, on adjustments to the employee benefit plan.

(3) Mainly composed of provisions of an administrative nature.

(4) Includes the effects of the change in the CSLL rate.

On September 30, 2021, unrecorded tax credits totaled R$106,138 (12/31/2020 – R$41,418) in the Consolidated.

The accounting record of Deferred Tax Assets in Santander Brasil's financial statements was made at the rates applicable to the expected period of their realization and is based on the projection of future results and on a technical study prepared pursuant to CMN Resolution No. 4,842/2020 and BCB Resolution No. 15.

a.2) Expected Realization of Recorded Tax Assets

						Bank
						9/30/2021
	Temporary Differences			Tax Loss - Carryforwards		Total
Year	IRPJ	CSLL	PIS/COFINS		CSLL 18%	Recorded
2021	3,067,414	2,462,498	51,585	-		5,581,497
2022	2,342,855	1,913,718	206,340	3,342,307	178,289	7,983,509
2023	4,847,082	3,899,539	154,755	1,467,675	-	10,369,051
2024	3,898,112	3,134,909	-	-	-	7,033,021
2025	1,078,286	805,207	-	-	-	1,883,493
2026 to 2030	509,084	428,407	-	-	-	937,491
Over 2031	57,755	46,203	-	-	-	103,958
Total	15,800,588	12,690,481	412,680	4,809,982	178,289	33,892,020

						Consolidated
						9/30/2021
	Temporary Differences			Tax Loss - Carryforwards		Total
Year	IRPJ	CSLL	PIS/COFINS		CSLL 18%	Recorded
2021	3,314,452	2,574,158	54,234	40,905		5,983,749
2022	3,063,721	2,348,857	216,937	3,398,997	178,289	9,206,801
2023	5,516,891	4,307,742	162,702	1,493,647	-	11,480,638
2024	4,365,723	3,423,800	-	26,009	-	7,815,210
2025	1,633,339	1,115,373	-	11,862	-	2,760,409
2026 to 2030	536,760	446,456	-	89,114	-	1,072,319
Over 2031	58,208	46,367	-	-	-	104,575
Total	18,489,094	14,262,753	433,873	5,060,534	178,289	38,424,543

(1) Social Contribution on Net Income to be offset pursuant to Article 8 of Provisional Measure No. 2158-35 of 08/24/2021.

Due to the differences between accounting, tax and corporate criteria, the expected realization of deferred tax assets should not be taken as an indication of the value of future results.

Based on CMN Resolution 4818/2020 and BCB Resolution 2/2020, Tax Credits must be fully presented in the long term, for balance sheet purposes.

a.3) Present Value of Deferred Tax Assets

The present value of deferred tax assets recorded is R$32,403,781 (12/31/2020 - R$33,863,523) in the Bank and R$36,694,714 (12/31/2020 - R$37,749,808) in the Consolidated, calculated in accordance with the expected realization of temporary differences, tax loss, negative CSLL bases, Social Contribution 18% - MP 2158/2001 and the average funding rate, projected for the corresponding periods.

b) Other Liabilities - Tax and Social Security

		Bank		Consolidated
	9/30/2021	12/31/2020	9/30/2021	12/31/2020

Deferred Tax Liabilities	2,559,674	4,433,050	3,207,108	5,042,170
Provision for Taxes and Contributions on Income	32,773	22,562	1,244,081	214,506
Taxes Payable	671,422	933,223	1,002,069	2,051,704
Total	3,263,869	5,388,835	5,453,258	7,308,380

b.1) Nature and Origin of Deferred Tax Liabilities

	Origins					Bank
			Balances on			Balances on
	9/30/2021	12/31/2020	12/31/2020	Recognition	Realization	9/30/2021
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,028,599	10,099,545	1,626,237	3,648,090	(4,761,295)	513,032
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	3,811,080	16,595,256	2,672,182	50,271	(821,609)	1,900,844
Excess Depreciation of Leased Assets	21,466	21,619	5,405	-	(38)	5,367
Others	312,474	287,581	129,226	12,356	(1,151)	140,431
Total	5,173,619	27,004,001	4,433,050	3,710,717	(5,584,093)	2,559,674

	Origins					Consolidated
			Balances on			Balances on
	9/30/2021	12/31/2020	12/31/2020	Recognition	Realization	9/30/2021
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,464,581	10,524,275	1,826,233	3,692,703	(4,789,142)	729,794
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	3,977,954	16,871,322	2,672,182	126,496	(892,782)	1,905,896
Excess Depreciation of Leased Assets	1,319,792	1,287,747	318,336	48,226	(36,659)	329,903
Others	568,280	534,252	225,419	21,610	(5,514)	241,515
Total	7,330,607	29,217,596	5,042,170	3,889,035	(5,724,097)	3,207,108

(1) Includes IRPJ, CSLL, PIS and Cofins.

b.2) Expected Realization of Deferred Tax Liabilities

				Bank
				9/30/2021
	Temporary Differences			Total
Year	IRPJ	CSLL	PIS/COFINS	Recorded
2021	153,640	367,650	29,503	550,793
2022	614,561	490,199	118,010	1,222,770
2023	463,321	127,223	88,508	679,052
2024	9,153	6,231	-	15,384
2025	7,812	6,231	-	14,043
2026 to 2030	39,059	31,156	-	70,215
After 2031	5,859	1,558	-	7,417
Total	1,293,405	1,030,248	236,021	2,559,674

				Consolidated
				9/30/2021
	Temporary Differences			Total
Year	IRPJ	CSLL	PIS/COFINS	Recorded
2021	310,171	380,045	31,770	721,986
2022	827,751	535,753	127,079	1,490,583
2023	559,128	163,453	95,490	818,071
2024	46,893	12,654	725	60,272
2025	12,877	7,144	725	20,746
2026 to 2030	47,519	34,633	3,624	85,776
After 2031	7,080	2,050	544	9,674
Total	1,811,419	1,135,732	259,957	3,207,108

c) Income Tax and Social Contribution

				Bank
	01/07 to 9/30/2021	01/01 to 9/30/2021	07/01 to 9/30/2020	01/01 to 9/30/2020
Income Before Taxes on Income and Profit Sharing	3,621,435	16,312,508	4,190,742	(3,004,345)
Profit Sharing (1)	(460,459)	(1,318,592)	(411,331)	(1,291,581)
Income Before Taxes	3,160,974	14,993,916	3,779,411	(4,295,926)
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (3)	(1,580,487)	(7,496,958)	(1,700,735)	1,933,166
Equity in Subsidiaries (2)	515,697	1,397,397	186,768	1,006,768
Nondeductible Expenses, Net of Non-Taxable Income	51,207	(420,766)	38,027	29,221
Exchange Variation - Foreign Branches	800,867	469,771	986,571	9,032,479
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	(12,606)	266,445	43,254	503,511
Interest on Capital	1,323,811	1,323,812	346,500	733,500
Effects of Change in Rate of CSLL (3)	(119,171)	472,477	-	-
Other Adjustments Social Contribution Taxes 5% (4)	(109,261)	108,773	-	56,791
Other Adjustments, Including Profits Provided Abroad	193,580	204,823	64,131	687,295
Income and Social Contribution Taxes	1,063,637	(3,674,226)	(35,484)	13,982,731
Current Taxes	3,028,021	(1,787,875)	368,258	(2,042)
Income tax and social contribution for the year	3,028,021	(1,787,875)	368,258	(2,042)

Deferred Taxes	(3,362,788)	(1,289,319)	(536,417)	2,110,157
Constitution / realization in the period on temporary additions and exclusions - Result	(3,362,788)	(1,289,319)	(536,417)	2,110,157
Use of opening balances of:	1,398,404	(597,032)	-	-
Negative social contribution base	677,306	(192,174)	-	-
Tax loss	721,098	(404,858)	-	-
Constitution in the period on:	-	-	132,675	11,874,616
Negative social contribution base	-	-	58,967	5,277,607
Tax loss	-	-	73,708	6,597,009
Total deferred taxes	(1,964,384)	(1,886,351)	(403,742)	13,984,773
Income tax and social contribution	1,063,637	(3,674,226)	1,063,636	13,982,731

				Consolidated
	07/01 to 9/30/2021	01/01 to 9/30/2021	07/01 to 9/30/2020	01/01 to 9/30/2020
Income Before Taxes on Income and Profit Sharing	4,417,669	18,272,013	4,709,588	(1,520,174)
Profit Sharing (1)	(501,171)	(1,441,638)	(457,730)	(1,421,238)
Unrealized Income	3,812	4,170	8,341	68,209
Income Before Taxes	3,920,309	16,834,544	4,260,200	(2,873,202)
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (5)	(1,960,155)	(8,417,272)	(1,917,090)	1,292,941
Equity in Subsidiaries (2)	11,798	24,653	6,926	11,223
Nondeductible Expenses, Net of Non-Taxable Income	45,285	(419,454)	43,280	47,416
Exchange Variation - Foreign Branches	800,868	469,771	986,571	9,032,479
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	(34,411)	270,303	38,244	544,467
Interest on Capital	1,323,812	1,329,302	333,000	733,500
Effects of Change in Rate of CSLL (3)	50,070	878,275	64,671	237,565
Other Adjustments Social Contribution Taxes 5%	(168,847)	100,825	(9,122)	63,374
Other Adjustments, Including Profits Provided Abroad	306,434	211,573	40,895	690,282
Income and Social Contribution Taxes	374,855	(5,552,024)	(412,625)	12,653,247
Current Taxes	2,272,594	(3,853,236)	65,343	(1,805,361)
Income tax and social contribution for the year	2,272,594	(3,853,236)	65,343	(1,805,361)
Deferred Taxes	(3,275,084)	(1,054,253)	(610,643)	2,623,811
Constitution / realization in the period on temporary additions and exclusions - Result	(3,275,084)	(1,054,253)	(610,643)	2,623,811
Use of opening balances of:	1,379,874	(646,670)	-	(39,819)
Negative social contribution base	676,121	(193,358)	(18,119)	(40,241)
Tax loss	703,753	(453,312)	(49,371)	(67,068)
Constitution in the period on:	(2,529)	2,135	132,675	11,874,616
Negative social contribution base	(598)	565	58,967	5,277,607
Tax loss	(1,931)	1,570	73,708	6,597,009
Total deferred taxes	(198,951)	(1,698,788)	(477,968)	14,458,608
Income tax and social contribution	374,855	(5,552,024)	(412,625)	12,653,247

(1) The calculation basis is net income, after income tax and social contribution.

(2) Interest on equity received and receivable is not included in the result of interests in affiliates and subsidiaries.

(3) Effect of the rate differential for other non-financial and financial companies, whose social contribution rate is 9% and 20%.

(4) Increase in the CSLL rate, as of July 2021, until December 31, 2021.

Exchange Hedge of Grand Cayman Agency, Luxembourg Agency

Banco Santander operates branches in the Cayman Islands and Luxembourg, which are used mainly to raise funds in the international capital and financial markets, to provide the Bank with lines of credit that are extended to its customers for financing foreign trade and working capital (Note 12).

To cover exposure to exchange variations, the Bank uses derivatives and funding. According to Brazilian tax rules, gains or losses arising from the impact of the appreciation or devaluation of the Real on foreign investments were not taxable, but as of January 2021 they became taxable or deductible for IR/CSLL purposes, while that the gains or losses on derivatives used as hedging are taxable or deductible. The purpose of these derivatives is to protect net income after taxes.

Law 14,031, of July 28, 2020, determined that as of January 2021, 50% of the exchange rate variation of investments abroad must be computed in the determination of the taxable income and in the calculation basis of the Social Contribution on Net Income (CSLL) of the investing legal entity domiciled in the country. As of 2022, the exchange variation will be fully computed on the tax bases of IRPJ and CSLL.

The different tax treatment of such exchange differences results in volatility in “Operating Income before Taxation” and in the “Income Taxes” caption. Below are the effects of the transactions carried out, as well as the total effect of the exchange hedge for the periods ended September 30, 2021 and 2020:

R$	01/01 to 9/30/2021	01/01 to 9/30/2020
Financial Operations
Result generated by the exchange rate variations on the Bank's investment in the Cayman and EFC Agency	2,436	21,807,261
Result generated by derivative contracts used as hedge	(4,058)	(40,098,666)
Tax Expenses
Tax effect of derivative contracts used as hedge - PIS/COFINS	167	772,189
Income Tax and Social Contribution
Tax effect of derivative contracts used as hedge - IR/CS	1,455	17,519,216

(1) Banco Santander maintained an investment in a subsidiary abroad called Santander Brasil, Establecimiento Financiero de Credito, S.A., which was dissolved and liquidated on December 15, 2020.

11.   Other Assets

		Bank		Consolidated
	9/30/2021	12/31/2020	9/30/2021	12/31/2020
Notes and Credits Receivable (Note 8.a)
Credit Cards	33,640,905	31,861,356	33,640,894	31,861,356
Receivables (1)	27,260,084	28,706,517	31,402,187	32,476,841
Escrow Deposits for:
Tax Claims	5,795,756	5,756,068	7,566,134	7,507,557
Labor Claims	1,870,192	1,978,893	1,998,306	2,144,435
Others - Civil	1,089,081	1,108,009	1,260,217	1,330,431
Contract Guarantees - Former Controlling Stockholders (Note 19.f)	496	496	496	496
Reimbursable Payments	138,559	164,809	151,142	223,676
Salary Advances/Others	160,131	120,339	554,217	263,997
Employee Benefit Plan	316,016	291,012	386,565	361,149
Debtors for Purchase of Assets (Note 8.a)	586,540	622,564	636,754	687,565
Receivable from Affiliates	79,434	19,049	196,041	18,195
Income Receivable	2,520,390	2,546,048	2,563,042	2,356,322
Other Values and Assets	1,675,162	1,809,180	1,894,480	2,131,653
Others	1,562,457	1,291,091	1,773,540	3,590,911
Total	76,695,203	76,275,432	84,028,046	84,954,584

(1) It consists of operations with credit assignment characteristics substantially composed of "Confirming" operations with companies’ subject to credit risk and analysis of loan losses by segment in accordance with the Bank risk policies.

12.   Dependences Information and Foreign Subsidiary

Branches:

Grand Cayman Branch (Cayman Branch)

The Grand Cayman Branch is licensed under the Banking and Trust Company Act and is duly registered as a Foreign Company with the Grand Cayman, Cayman Islands Corporate Registry Officer. The agency, therefore, is duly authorized to carry out banking business in the Cayman Islands, and is currently involved in fundraising business in the international banking and capital market to provide lines of credit to Banco Santander, which are then extended to the Bank's customers. Santander for working capital and foreign trade financing. It also takes deposits in foreign currency from corporate and individual clients and grants credit to Brazilian and foreign clients, primarily to support commercial operations with Brazil.

Luxembourg

On June 9, 2017, Banco Santander obtained authorization from Bacen to set up a branch in Luxembourg, with outstanding capital of US$1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows the expansion of the funding capacity. The opening of the branch was authorized by the Minister of Finance of Luxembourg on March 5, 2018. On April 3, 2018, after the Cayman Branch's capital was reduced by an equivalent amount, the amount of US$1 billion was allocated to the capital. seconded company from the Luxembourg agency.

Subsidiary:

Banco Santander had a subsidiary in Spain, Santander Brasil, Establecimiento Financiero de Credito, SA (Santander Brasil EFC), to complement the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer products and services through an offshore entity that is not established in a tax-favorable jurisdiction.

On November 12, 2020, by decision of its sole partner, the dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, S.A. (which had its corporate name changed to Santander Brasil, S.A.U.) was approved. The capital invested abroad was repatriated in November 2020. The company's dissolution and liquidation deed were registered in the Madrid Registry with effect from December 15, 2020. These activities are now carried out by the Bank's branch in Luxembourg.

The summarized financial positions of the branches and subsidiary abroad, converted at the exchange rate in effect on the balance sheet date included in the financial statements, comprise the following positions (without eliminating transactions with affiliates):

	Grand Cayman Branch (3)		Luxembourg Branch (3)		Santander Brasil EFC (3)
	9/30/2021	12/31/2020	9/30/2021	12/31/2020	9/30/2021	12/31/2020
Assets	177,247,526	160,340,976	67,041,710	37,555,040	-	1,303
Current and Long-term Assets	177,247,501	160,340,976	67,041,507	37,554,771	-	1,303
Cash	6,687,964	10,992,918	2,067,908	1,116,505	-	1,253
Interbank Investments	38,793,389	38,123,942	6,644,013	8,542,030	-	-
Securities and Derivatives Financial Instruments	90,520,945	77,537,745	14,428,175	1,872,724	-	-
Lending Operations (1)	23,721,959	21,216,364	40,418,708	24,813,536	-	-
Foreign Exchange Portfolio	13,187,022	6,800,895	2,864,389	884,473	-	-
Others	4,336,222	5,669,112	618,314	325,503	-	50
Permanent Assets	25	-	203	269	-	-
Liabilities	177,247,526	160,340,976	67,041,710	37,555,040	-	1,303
Current and Long-term Liabilities	122,970,713	108,823,123	59,498,786	30,939,233	-	18
Deposits and Money Market Funding	28,805,676	31,461,468	4,465,045	4,161,763	-	-
Funds from Acceptance and Issuance of Securities	20,982,086	19,454,058	30,437,141	10,784,221	-	-
Debt Instruments Eligible to Compose Capital	13,957,208	13,119,659	-	-	-	-
Borrowings (2)	33,862,468	26,090,092	20,598,213	14,070,809	-	-
Foreign Exchange Portfolio	13,148,620	6,869,559	2,828,159	908,932	-	-
Others	12,214,655	11,828,287	1,170,228	1,013,508	-	18
Deferred Income	31,322	171	11,985	13,339	-	-
Stockholders' Equity	54,245,491	51,517,682	7,530,939	6,602,468	-	1,285

	01/01 to 9/30/2021	01/01 to 9/30/2020	01/01 to 9/30/2021	01/01 to 9/30/2020	01/01 to 9/30/2021	01/01 to 9/30/2020
Net Income	1,752,165	2,578,250	518,437	625,983	-	1,881

(1)  Refers mainly to lending and export financing operations.

(2)  Borrowings abroad regarding financing lines to exports and imports and other lines of credit.

(3)  The functional currency is Real.

13.   Investments in Affiliates and Subsidiaries Subsidiary

a) Consolidation Perimeter

		Quantity of Shares or Quotas Owned (in Thousands)			9/30/2021
Investiments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Participation
Controlled by Banco Santander
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	Recovery of Defaulted Credits	2,142,011	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	2,877	-	100.00%	100.00%
Banco RCI Brasil S.A.	Bank	81	81	39.89%	39.89%
BEN Benefícios e Serviços S.A. (BEN Benefícios)	Other Activities	90,000	-	100.00%	100.00%
Esfera Fidelidade S.A.	Other Activities	10,001	-	100.00%	100.00%
GIRA - Gestão Integrada de Recebíveis do Agronegócio S.A.	Tecnology	380	-	80.00%	80.00%
Rojo Entretenimento S.A.	Other Activities	7,417	-	94.60%	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Other Activities	30,988	-	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	436,440	-	100.00%	100.00%
Santander Brasil Tecnologia S.A.	Tecnology	45,371	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	14,067,640	14,067,640	99.99%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Other Activities	7,184	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	481,196	-	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	164	-	100.00%	100.00%
F1RST Tecnologia e Inovação Ltda.	Other Activities	5,045	-	100.00%	100.00%
Paytec Tecnologia em Pagamentos Ltda.	Other Activities	9,100		100.00%	100.00%
SX Negócios Ltda.	Other Activities	75,050	-	100.00%	100.00%
Controlled by Aymoré CFI
Banco PSA	Bank	105	-	0.00%	50.00%
Banco Hyundai Capital Brasil S.A.	Bank	150,000	-	0.00%	50.00%
Controlled by Santander Leasing
Banco Bandepe S.A.	Bank	3,589	-	0.00%	100.00%

PI Distribuidora de Títulos e Valores Mobiliários S.A.	Leasing	277	-	0.00%	100.00%
Controlled by Sancap
Santander Capitalização S.A.	Capitalization	64,615	-	0.00%	100.00%
Evidence Previdência S.A.	Private Pension	42,819,564	-	0.00%	100.00%
Controlled by Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Other Activities	17,084	-	0.00%	100.00%
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.
Return Capital Serviços de Recuperação de Créditos S.A.	Collection and Recover of Credit Management	200	-	0.00%	100.00%
Controlled by Paytec Tecnologia em Pagamentos Ltda..
Paytec Logística e Armazém Ltda.	Other Activities	100	-	100.00%	100.00%
Controlled by Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.)
Return Gestão de Recursos S.A. (current name of Gestora de Investimentos Ipanema S.A.)	Resources Management	11	-	0.00%	100.00%
Controlled by PI Distribuidora de Títulos e Valores Mobiliários S.A.
Toro Corretora de Títulos de Valores Mobiliários Ltda	Broker	19,140	-	0.00%	60.00%
Controlled by Toro Corretora de Títulos de Valores Mobiliários Ltda Toro Investimentos S.A.	Broker	90,400	-	0.00%	100.00%
Jointly Controlled by Sancap
Santander Auto S.A.	Other Activities	22,452	-	0.00%	50.00%

		Quantity of Shares or Quotas Owned (in Thousands)			9/30/2021
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Participation
Jointly Controlled Companies by Banco Santander
Estruturadora Brasileira de Projetos S.A. - EBP (EBP)	Other Activities	5,076	1,736	11.11%	11.11%
Gestora de Inteligência de Crédito S.A. (Gestora de Crédito)	Credit Bureau	3,560	3,363	20.00%	20.00%
Campo Grande Empreendimentos Ltda.	Other Activities	255	-	25.32%	25.32%
Jointly Controlled Companies by Santander Corretora de Seguros
Webmotors S.A.	Other Activities	425,126,827	-	0.00%	70.00%
Tecnologia Bancária S.A. (TecBan)	Other Activities	743,944	68,771	0.00%	18.98%
PSA Corretora de Seguros e Serviços Ltda. (PSA Corretora de Seguros)	Insurance Broker	450	-	0.00%	50.00%
Hyundai Corretora de Seguros Ltda. (Nota 2.c.j.2)	Insurance Broker	1,000	-	0.00%	50.00%
Jointly Controlled Companies by Webmotors S.A.
Loop Gestão de Pátios S.A. (Loop)	Other Activities	23,243	-	0.00%	51.00%
Jointly Controlled Companies by TecBan
Tbnet Comércio, Locação e Administração Ltda. (Tbnet)	Other Activities	542,004	-	0.00%	100.00%
Jointly Controlled Companies by Tebnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte)	Other Activities	517,505	-	0.00%	100.00%

Consolidated Investment Funds

•         Santander Investment Fund Amazonas Multimarket Private Credit for Investment Abroad (Santander FI Amazonas);

•         Santander Investment Fund Diamantina Multimercado Private Credit for Investment Abroad (Santander FI Diamantina);

•         Santander Investment Fund Guarujá Multimarket Private Credit for Investment Abroad (Santander FI Guarujá);

•         Santander Unix Multimercado Credit Privado Investment Fund (Santander FI Unix);

•         Santander Investment Fund SBAC Referenced DI Credit Privado (Santander FI SBAC);

•         Santander Paraty QIF PLC (Santander Paraty) (4);

•         Sale of Credit Rights Investment Fund Vehicles (Sale of FIDC Vehicles) (1);

•         RN Brasil Credit Rights Investment Fund - Vehicle Financing (FI RN Brasil - Vehicle Financing) (2);

•         Prime 16 – Real Estate Investment Fund (current denomination of BRL V - Real Estate Investment Fund - FII) (3);

•         Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (4);

•         NPL Ipanema VI Multisegment Credit Rights Investment Fund - Non-Standardized (Ipanema NPL VI Investment Fund) (5);

•         Santander Hermes Multimercado Private Credit Infrastructure Investment Fund (6);

•         Wholesale Credit Rights Investment Fund – Non-Standardized (7);

•         Current - Multimarket Investment Fund for Private Investment abroad (8); and

•         Verbena FCVS - Receivables Investment Fund (9).

(1) Renault automaker (an entity not belonging to the Santander Conglomerate) sells its trade bills to the Fund. This Fund exclusively purchases Renault automaker duplicates. In turn, Banco RCI Brasil S.A. holds 100% of its subordinated shares.

(2) Banco RCI Brasil S.A. sells receivables (CDC Portfolio) to FI RN Brasil - Vehicle Financing. Senior shares have only one investor. Banco RCI Brasil S.A. holds 100% of the subordinated shares.

(3) Banco Santander was the creditor of certain overdue credit operations that had real estate as collateral. The operation to recover these credits consists in the contribution of properties as guarantee to the capital of the Real Estate Investment Fund and the consequent transfer of the Fund's shares to Banco Santander, upon payment of the aforementioned credit operations.

(4) Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Subfund Santander FI Hedge Strategies, based in Ireland, and both are fully consolidated in its Individual and Consolidated Condensed Interim Financial Statements. Santander Paraty does not have its own equity position, and all records come from the financial position of Santander FI Hedge Strategies.

(5) Refers to a structure where Banco Santander sold certain credit operations, which had already been transferred to losses (operations overdue for more than 360 days) to this fund. Atual Serviços de Recovery de Créditos e Meios Digitais S.A. (current company name of Atual Companhia Securitizadora de Créditos Financeiros), a company controlled by Banco Santander, holds 100% of the shares in this fund.

(6) This fund was consolidated in December 2018 and is controlled through Aymoré Crédito Financiamento e Investimento Ltda.

(7) This fund started to be consolidated in June 2019 and is controlled through Atual Serviços de Recovery de Credits e Meios Digitais S.A.

(8) This fund started to be consolidated in August 2020 and is controlled through Atual Serviços de Recovery de Créditos e Meios Digitais S.A.

(9) This fund was consolidated in February 2021, controlled by Banco Santander, which holds 100% of the shares in this fund.

b) Composition of Investments

						Bank
	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	9/30/2021	01/01 to 9/30/2021	9/30/2021	12/31/2020	9/30/2021	01/01 to 9/30/2020
Controlled by Banco Santander
Santander Leasing	11,138,867	195,823	11,138,867	4,583,567	179,195	109,507
Banco Bandepe S.A.	-	-	-	5,369,488	36,530	74,526
Santander Brasil EFC	-	-	-	41,636	(35,574)	2,244
Santander Corretora de Seguros	4,337,705	767,808	4,342,715	3,575,295	767,808	445,516
Getnet S.A.	-	-	-	2,071,772	56,220	209,970
Ágio na Aquisição de Participação Residual da Getnet S.A.	-	-	-	949,173	-	-
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	2,637,634	44,040	2,637,634	1,740,057	62,577	58,275
Aymoré CFI	2,412,032	869,761	2,412,032	1,542,259	869,761	328,913
Sancap	989,139	231,148	989,139	1,041,810	231,148	268,122
Banco Olé Consignado	-	-	-	-	-	154,380
Bosan S.A	-	-	-	-	-	95,350
Santander Corretora de Câmbio e Valores Mobiliários (Santander CCVM)	799,176	68,818	799,175	731,344	68,818	71,329
Banco RCI Brasil S.A.	1,668,183	120,811	665,453	560,648	48,192	55,441
Santander Brasil Consórcio	925,778	248,583	925,778	677,195	248,583	175,877
Others	1,639,098	217,797	1,584,529	1,252,546	261,535	189,697
Santander Holding Imobiliária S.A.	384,884	(263)	384,884	-	(263)	-
Santander Brasil Tecnologia S.A.	197,898	3,706	199,346	-	3,706	-
Rojo Entretenimento S.A.	127,768	(3,472)	120,869	-	(3,285)	-
BEN Benefícios	67,803	(3,450)	67,803	-	(3,450)	-
Esfera Fidelidade S.A.	633,296	266,370	633,296	-	266,370	-
SX Negócios Ltda.	75,510	12,358	75,510	-	12,358	-
Jointly Controlled Companies Directly and Indirectly by Banco Santander
EBP	11,310	(147)	1,257	-	(16)	-
Gestora de Crédito	90,164	(53,236)	18,033	-	(10,647)	-
Gira - Gestão Integrada de Recebíveis do Agronegócio S.A.	3,070	(4,635)	4,358	-	(3,804)	-
Santander Tecnologia e Inovação Ltda.	8,372	(1,727)	8,372	-	(1,727)	-
SANB Promotora de Vendas e Cobrança Ltda	20,289	(133)	20,289	-	(133)	-
Paytec Tecnologia em Pagamentos Ltda.	18,734	2,426	18,181	-	2,425	-
Campo Grande Empreendimentos Ltda.	-	-	255	-	-	-
Others
Goodwill Gira	-	-	8,526	-	-	-
Goodwill Paytec	-	-	12,902	-	-	-
Goodwill on Acquisition of 100% of Santander Brasil Tecnologia S.A.	-	-	10,648	-	-	-
Total			25,495,322	24,136,790	2,794,792	2,239,147

						Consolidated
	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	9/30/2021	01/01 to 9/30/2021	9/30/2021	12/31/2020	9/30/2021	01/01 to 9/30/2020
Jointly Controlled Companies Directly and Indirectly by Banco Santander
TecBan	858,566	205,646	162,956	123,924	39,032	13,709

Gestora de Crédito	90,164	(53,236)	18,033	28,680	(10,647)	(13,581)
Webmotors S.A.	278,182	42,092	194,727	146,822	29,464	26,635
Norchem Holdings	-	-	-	-	-	(33)
Norchem Participações	-	-	-	-	-	333
EBP	11,310	(147)	1,257	1,273	(16)	16
Santander Auto	38,257	6,674	19,128	15,775	3,337	(2,356)
Hyundai Corretora de Seguros Ltda.	2,418	329	1,209	1,044	165	46
PSA Corretora	973	(107)	487	767	(54)	173
Others	-	-	255	5,266	(11,975)	-
Campo Grande Empreendimentos Ltda. -		-	255	255	-	-
Others	-	-	-	5,011	(11,975)	-
Total			398,052	323,551	49,305	24,942

c) Corporate Restructuring

During the period ended September 30, 2021 and the year ended December 31, 2020, several corporate movements were implemented in order to reorganize the operations and activities of the entities in accordance with the business plan of Banco Santander (Brasil) SA (“Banco Santander”, “Santander Brasil” or “Company”):

i) Acquisition of Equity Interest in Apê11 Tecnologia e Negócios Imobiliários Ltda.

On September 2, 2021, Santander Holding Imobiliária S.A. (“SHI”) – a wholly owned subsidiary of the Company – celebrated, with the partners of Apê11 Tecnologia e Negócios Imobiliários Ltda. (“Apê11”), certain Share Purchase and Sale Agreement and Investment Agreement, by which, once the transaction is carried out, it will hold 90% of the capital stock of Apê11 (“Transaction”). Apê11 acts as a collaborative marketplace, pioneering the digitization of the purchase journey of houses and apartments. The execution of the Transaction will be subject to the execution of the definitive instruments and the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals.

ii) Acquisition of equity interest in Liderança Serviços Especializados em Cobranças Ltda. and Fozcobra Agência de Cobranças Ltda.

On August 4, 2021, Atual Serviços de Recovery de Créditos e Meios Digitais S.A. (“Atual”) – a wholly-owned subsidiary of the Company – celebrated, with the partners of Liderança Serviços Especializados em Cobranças Ltda. (“Liderança”), a certain Agreement for the Assignment of Quotas and Other Covenants, whereby, once the transaction is carried out, it will hold 100% of the share capital of Liderança (“Transaction”). Liderança operates in the area of overdue credit recovery, providing extrajudicial collection services to financial institutions of different sizes, retail networks, telecommunications operators and automakers, among others, and has a subsidiary, Fozcobra Agência de Cobranças Ltda. The execution of the Transaction will be subject to the execution of the definitive instruments and the implementation of certain usual conditions in this type of transaction, including the applicable regulatory and antitrust approvals.

iii) Acquisition of Equity Interest in Solutions 4 Fleet Consultoria Empresarial Ltda.

On July 13, 2021, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”), celebrated with the partners of Solution 4 Fleet Consultoria Empresarial Ltda. (“Solutions4Fleet”), certain Investment Agreement and Share Purchase and Sale Agreement, by which, once the transaction is carried out, Aymoré will hold 80% of the capital stock of Solution4Fleet (“Transaction”). Solution4Fleet specializes in structuring vehicle rental and subscription businesses – long-term rental for individuals. The execution of the Transaction will be subject to the execution of the definitive instruments and the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals.

iv) Acquisition of equity interest in Car10 Tecnologia e Informação S.A. and Pag10 Fomento Mercantil Eireli.

On July 13, 2021, Webmotors S.A. (“Webmotors”), celebrated with the partners of Car10 Tecnologia e Informação S.A. (“Car10 Tecnologia”) and Pag10 Fomento Mercantil Eireli. (“Pag10” and, together with Car10 Tecnologia, “Car10”), certain Investment Agreements and Share Purchase and Sale Agreements, under which, once the transaction is carried out, Webmotors will hold approximately 66.7% of the share capital of Car10 Tecnologia, which, in turn, is the sole holder of Pag10 (“Transaction”). Car10 acts as a marketplace that brings together more than 7,000 service providers such as workshops and autocenters; auto body and Paint; and cleaning and sanitizing, as well as emergency assistance and towing. After compliance with the condition’s precedent established in the Investment Agreement for the Purchase and Sale of Shares, the closing of the Transaction was formalized on September 20, 2021.

v) Acquisition of Equity Interest in Monetus Investimentos Ltda. and Monetus Corretora de Seguros Ltda.

On June 15, 2021, Pi Distribuidora de Títulos e Valores Mobiliários SA (“Pi”), Toro Corretora de Títulos e Valores Mobiliários SA (“Toro CTVM”), and Toro Investimentos SA (“Toro Investimentos” and, together, with Toro CTVM, “Toro”) entered into, with the partners of Monetus Investimentos Ltda., and Monetus Corretora de Seguros Ltda. (jointly “Monetus”), investment agreement and other covenants, whereby, once the transaction is carried out, Toro Investimentos will hold 100% of the capital stock of Monetus (“Transaction”). Monetus, originally from Belo Horizonte, carries out its activities through an automated investment application based on objectives, after considering the client's needs and risk profile, the application automatically creates, executes and tracks a diversified and personalized investment strategy that use the platform to undertake and serve customers in the best way. The execution of the Transaction will be subject to the execution of the definitive instruments and the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals.

vi) Acquisition of Equity Interest in Mobills Labs Soluções em Tecnologia Ltda. and Mob Soluções em Tecnologia Ltda.

On June 15, 2021, Pi Distribuidora de Títulos e Valores Mobiliários SA (“Pi”), Toro Corretora de Títulos e Valores Mobiliários SA (“Toro CTVM”), and Toro Investimentos SA (“Toro Investimentos” and, together, with Toro CTVM, “Toro”) entered into, with the partners of Mobills Labs Soluções em Tecnologia Ltda., and Mob Soluções em Tecnologia Ltda (together “Mobills”), an investment agreement and other covenants, by which, once effective In the transaction, Toro Investimentos will hold 100% of the capital stock of Mobills (“Transaction”). Based in Ceará, Mobills has a variety of financial applications that have a large user base, especially related to financial planning. The execution of the Transaction will be subject to the execution of the definitive instruments and the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals.

vii) Corporate reorganization Santander Leasing S.A. Arrendamento Mercantil and Banco Bandepe S.A.

On May 11, 2021, Banco Santander (Brasil) SA (“Banco Santander”) and Banco Bandepe SA (“Bandepe”) entered into a Share Purchase Agreement through which Banco Santander acquired the entire interest shareholding held by Bandepe in Santander Leasing SA Arrendamento Mercantil (“Santander Leasing”), which corresponds to 21.42%. In this operation, Banco Santander became the sole shareholder of Santander Leasing. On May 27, 2021, the merger of all the shares of Bandepe by Santander Leasing was resolved, in order to convert Bandepe into a wholly owned subsidiary of Santander Leasing (“Incorporation of Shares”). The Merger of Shares resulted in an increase in the capital stock of Santander Leasing of R$ 5,365,189,080.65 (five billion, three hundred and sixty-five million, one hundred and eighty-nine thousand, eighty reais and sixty-five cents), in reason for the merger of shares issued by Banco Bandepe held by Banco Santander.

viii) Partial spin-off and segregation of Getnet Adquirência e Serviços para Meios de Pagamento S.A.

After the approval of the studies and favorable proposal of the Board of Directors of Santander Brasil, on March 31, 2021, the shareholders of Santander Brasil approved the partial spin-off of Santander Brasil, for the segregation of shares owned by them issued by Getnet Acquirência e Serviços for Meios de Pagamentos SA (“Getnet”), with a version of the split portion for Getnet itself. Upon completion of the spin-off, the shareholders of Santander Brasil became direct shareholders of Getnet in proportion to their participation in the capital of Santander Brasil and the shares and Units of Santander Brasil started to be traded with the right to receive the shares and Units of issue of Getnet.

As a result of the Spin-off, Santander Brasil's share capital was reduced in the total amount of 2,000,000 (two billion reais), without the cancellation of shares, with Santander Brasil's share capital increasing to 57,000,000 (fifty-seven billion reais) to 55,000,000 (fifty-five billion reais).

ix) Signing of an agreement for the Acquisition of Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística e Armazém EIRELI

On December 8, 2020, Banco Santander celebrated, with the partners and owners of Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística and Armazém Eireli (together “Paytec”), a share purchase and sale agreement, transfer of ownership and other covenants, whereby, once the transaction is carried out, it will hold 100% of the share capital of Paytec. Paytec acts as a logistics operator with national coverage and focused on the payments market. After approval of the transaction by the Central Bank of Brazil, the transaction was carried out on March 12, 2021, with Banco Santander now holding 100% of the share capital of the Paytec companies.

x) Dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, S.A.

On November 12, 2020, by decision of its sole partner, the dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, SA (which had its corporate name changed to Santander Brasil, SAU), an offshore entity headquartered in Spain, was approved. fully owned by Banco Santander Brasil, which acted to complement the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and to offer financial products and services. The capital invested abroad was repatriated in November 2020. The company's dissolution and liquidation deed were registered in the Madrid Registry with effect from December 15, 2020. These activities are now carried out by the Bank's branch in Luxembourg.

xi) Disposal of Investments in Norchem Holding e Negócios S.A. and Norchem Participações e Consultoria S.A.

On October 8, 2020, Banco Santander (Brasil) SA withdrew from the shareholder structure of Norchem Participações e Consultoria SA (NPC) and Norchem Holding e Negócios SA (NHN), upon capital reduction in the amounts of R$19,950 million and R$14,770 million, respectively, and consequent cancellation of shares held by Banco Santander (Brasil) S.A.

xii) Acquisition of Equity Interest in Toro Controle

On September 29, 2020, Pi Distribuidora de Títulos e Investimentos SA (“Pi”), which is indirectly controlled by Banco Santander, entered into an investment agreement with the shareholders of Toro Controle e Participações SA (“Toro Controle”) and other covenants. Toro Controle had been a holding company that, ultimately, had controlled Toro Corretora de Títulos e Valores Mobiliários Ltda. (“Toro CTVM”) and Toro Investimentos S.A. (“Toro Investimentos” and, together, “Toro”). Toro is an investment platform founded in Belo Horizonte in 2010. In 2018, it received the necessary authorizations and started its operation as a securities brokerage aimed at the retail public. After compliance with all applicable conditions precedent, including approval by the Central Bank of Brazil, the transaction was carried out on April 30, 2021, with the acquisition of shares representing 60% of the capital stock of Toro Controle and its immediate incorporation by Toro CTVM, so that Pi became the direct holder of the equivalent of 60% of the share capital of Toro CTVM which, in turn, holds 100% of the share capital of Toro Investimentos.

xiii) Signing of an Agreement for the Acquisition of Equity Interest in Gira – Gestão Integrada de Recebíveis do Agronegócio S.A.

On August 11, 2020, Banco Santander signed a share purchase and sale agreement and other agreements with the shareholders of Gira – Integrated Management of Receivables of Agronegócio S.A. Gira is a technology company that operates in the management of agribusiness receivables and has a robust technological platform, capable of adding greater security to agricultural credit operations. Upon compliance with the conditions established in the contract, in particular the applicable regulatory approvals, the parties formalized the definitive instruments on January 8, 2021. With the completion of the transaction, Banco Santander now holds 80% of Gira's share capital.

xiv) Acquisition of direct equity interest in Toque Fale Serviços de Telemarketing Ltda.

On March 24, 2020, the Bank acquired the shares representing the entire share capital of Toque Fale Serviços de Telemarketing Ltda. (“Toque Fale”) for R$1,099 million, corresponding to the book value of the shares on February 29, 2020, previously held by Getnet Acquirência e Serviços para Meios de Pagamento S.A. and Auttar HUT Processamento de Dados Ltda. As a result, the Bank became a direct shareholder of Toque Fale and holder of 100% of its capital.

xv) Disposal of the equity interest held in Super Pagamentos e Administração de Meios Eletrônicos S.A.

On February 28, 2020, the equity interest held in Super Pagamentos e Administração de Meios Eletrônicos SA was sold to Superdigital Holding Company, SL, a company indirectly controlled by Banco Santander, SA, of the shares representing the totality of the share capital of Super Payments and Administration of Meios Eletrônicos SA (“Superdigital”) for the amount of R$270 million. As a result, the Bank is no longer a shareholder of Superdigital.

xvi) Acquisition of Summer Empreendimentos Ltda.

On May 14, 2019, Banco Santander (Brasil) S.A. and its wholly owned subsidiary Santander Holding Imobiliária S.A. (“SHI”) entered into a binding document with the partners of Summer Empreendimentos Ltda. (“Summer”) establishing the terms of the negotiation of purchase and sale of shares representing the entirety of Summer's capital stock. The acquisition was approved by BACEN on September 16, 2019 and concluded on September 20, 2019, so that SHI now holds 99.999% and Banco Santander 0.001% of the shares representing Summer's capital stock. Due to the Entity's short-term sale plan, Summer was initially recorded as a Non-Current Asset Held by Sale, at its cost value. In June 2020, with the non-execution of the established plan, Summer became part of the scope of Banco Santander's Individual and Consolidated Condensed Interim Financial Statements.

xvii) Sale option of interest in Banco Olé Consignado S.A. and merger of Banco Olé Consignado S.A. and Bosan Participações S.A.

On March 14, 2019, the minority shareholder of Banco Olé Consignado SA (“Banco Olé”) formalized its interest in exercising the put option provided for in the Investment Agreement, entered into on July 30, 2014, for the sale of its interest in 40% in the share capital of Olé Consigned to Banco Santander (Brasil) SA (“Banco Santander”).

On December 20, 2019, the parties entered into a binding agreement for the acquisition, by Banco Santander, of all shares issued by Bosan Participações SA (holding whose only asset are shares representing 40% of Banco Olé's share capital), for the amount total of R$1.6 billion (“Transaction”), to be paid on the closing date of the Transaction.

On January 31, 2020, the Bank and the shareholders of Bosan Participações SA (“Bosan”) concluded the definitive agreement and signed the purchase and sale agreement for 100% of the shares issued by Bosan, through the transfer of Bosan's shares to Bank and payment to sellers in the total amount of R$1,608,772. As a result, Banco Santander became, directly and indirectly, the holder of 100% of the shares of Banco Olé.

On August 31, 2020, Banco Santander shareholders approved the merger by the Bank of Banco Olé Consignado S.A. and Bosan Participações S.A. The mergers did not result in an increase in the share capital of Santander Brasil.

14.   Fixed Assets

				Bank
			9/30/2021	12/31/2020
	Cost	Depreciation	Net	Net
Real Estate	2,465,280	(905,014)	1,560,266	1,595,073
Land	641,512	-	641,512	640,650
Buildings	1,823,768	(905,014)	918,754	954,423
Others Fixed Assets	12,882,929	(8,584,592)	4,298,337	4,507,465
Installations, Furniture and Equipment	5,057,410	(3,172,076)	1,885,334	1,999,855
Data Processing Equipment	2,340,681	(1,500,022)	840,659	926,251
Leasehold Improvements	4,406,322	(3,140,118)	1,266,204	1,359,694
Security and Communication Equipment	773,747	(522,969)	250,778	171,178
Others	304,769	(249,407)	55,362	50,486
Total	15,348,209	(9,489,606)	5,858,603	6,102,538

				Consolidated
			9/30/2021	12/31/2020
	Cost	Depreciation	Net	Net
Real Estate	2,755,003	(967,427)	1,787,576	1,841,529
Land	713,299	-	713,299	715,969
Buildings	2,041,704	(967,427)	1,074,277	1,125,560
Others Fixed Assets	13,105,172	(8,716,946)	4,388,226	5,205,157
Installations, Furniture and Equipment	5,084,445	(3,197,193)	1,887,252	2,088,388
Data Processing Equipment	2,398,250	(1,537,364)	860,886	1,054,923
Leasehold Improvements	4,513,313	(3,204,567)	1,308,746	1,398,841
Security and Communication Equipment	777,753	(526,286)	251,467	586,394
Others	331,411	(251,536)	79,875	76,610
Total	15,860,175	(9,684,373)	6,175,802	7,046,686

15.   Intangibles

				Bank
			9/30/2021	12/31/2020
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	27,220,515	(26,468,090)	752,425	1,876,197
Other Intangible Assets	10,155,162	(6,043,733)	4,111,429	4,220,582
Acquisition and Development of Software	6,185,095	(3,822,816)	2,362,279	2,100,607
Exclusivity Contracts for Provision of Banking Services	3,796,689	(2,126,003)	1,670,686	1,964,771
Others	173,378	(94,914)	78,464	155,203
Total	37,375,677	(32,511,823)	4,863,854	6,096,779

				Consolidated
			9/30/2021	12/31/2020
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	27,886,642	(26,665,151)	1,221,491	2,018,698
Other Intangible Assets	10,455,976	(6,262,014)	4,193,962	4,452,919
Acquisition and Development of Software	6,472,556	(4,012,640)	2,459,916	2,313,156
Exclusivity Contracts for Provision of Banking Services	3,796,689	(2,126,003)	1,670,686	1,964,771
Others	186,731	(123,371)	63,360	174,992
Total	38,342,618	(32,927,165)	5,415,453	6,471,617

(*) For the period ended September 30, 2021, there was no impairment.

16.   Funding

a) Opening of Equity Accounts

						Bank
					9/30/2021	12/31/2020
	Without Maturity	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Deposits	104,134,345	100,299,113	91,258,057	103,912,119	399,603,634	392,471,480
Demand Deposits	38,839,465	-	-	-	38,839,465	42,236,911
Savings Deposits	65,225,736	-	-	-	65,225,736	63,306,504
Interbank Deposits	-	1,351,115	5,346,231	189,048	6,886,394	5,003,476
Time Deposits (1)	69,144	98,947,998	85,911,826	103,723,071	288,652,039	281,924,587
Other Deposits	-	-	-	-	-	2
Money Market Funding	-	104,418,884	9,492,419	19,406,768	133,318,071	159,971,460
Own Portfolio	-	92,365,667	808,462	5,386	93,179,515	101,687,723
Government Securities	-	78,077,753	768,329	-	78,846,082	90,892,803

Debt Securities in Issue	-	4,646	-	-	4,646	824
Others	-	14,283,268	40,133	5,386	14,328,787	10,794,096
Third Parties	-	12,053,217	-	-	12,053,217	6,283,007
Linked to Trading Portfolio Operations	-	-	8,683,957	19,401,382	28,085,339	52,000,730
Funds from Acceptance and Issuance of Securities	-	5,112,730	23,881,241	77,277,737	106,271,708	87,059,806
Exchange Acceptance Resources	-	-	-	-	-	101,493
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	-	4,909,274	15,536,277	43,631,514	64,077,065	54,340,629
Real Estate Credit Notes - LCI (1)	-	1,707,428	5,594,546	17,793,483	25,095,457	25,710,531
Agribusiness Credit Notes - LCA	-	1,458,609	5,690,748	7,901,714	15,051,071	14,746,831
Treasury Bills - LF (2)	-	1,534,228	3,622,580	16,728,232	21,885,040	12,749,911
Guaranteed Real Estate Credit Notes - LIG (3)	-	209,009	628,403	1,208,085	2,045,497	1,133,356
Securities Issued Abroad	-	-	7,413,071	31,621,368	39,034,439	30,233,240
Funding by Structured Operations Certificates	-	203,456	931,893	2,024,855	3,160,204	2,384,444
Borrowings and Onlendings	-	27,812,372	44,994,172	11,814,047	86,620,591	67,720,151
Foreign Borrowings	-	25,573,297	44,952,174	4,456,592	74,982,063	54,971,763
Import and Export Financing Lines	-	16,534,750	27,929,716	414,194	44,878,660	54,971,763
Other Credit Lines	-	9,038,547	17,022,458	4,042,398	30,103,403	-
Domestic Onlendings	-	2,239,075	2,041,998	7,357,455	11,638,528	12,748,388
Total	104,134,345	237,643,099	171,625,889	212,410,671	725,814,004	707,222,897

						Consolidated
					9/30/2021	12/31/2020
	Without Maturity	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Deposits	103,692,414	100,471,963	89,117,056	104,545,367	397,826,800	390,051,798
Demand Deposits	38,397,534	-	-	-	38,397,534	41,821,289
Savings Deposits	65,225,736	-	-	-	65,225,736	63,306,504
Interbank Deposits	-	1,356,270	3,166,164	900,836	5,423,270	5,145,425
Time Deposits (1)	69,144	99,115,693	85,950,892	103,644,531	288,780,260	279,778,578
Other Deposits	-	-	-	-	-	2
Money Market Funding	-	100,468,820	9,108,134	19,406,768	128,983,722	154,997,017
Own Portfolio	-	88,415,604	424,177	5,386	88,845,167	96,713,280
Government Securities	-	74,127,525	384,044	-	74,511,569	85,918,360
Debt Securities in Issue	-	300	-	-	300	824
Others	-	14,287,779	40,133	5,386	14,333,298	10,794,096
Third Parties	-	12,053,216	-	-	12,053,216	6,283,007
Linked to Trading Portfolio Operations	-	-	8,683,957	19,401,382	28,085,339	52,000,730
Funds from Acceptance and Issuance of Securities	-	5,244,076	17,834,968	58,811,919	81,890,963	70,627,767
Exchange Acceptances	-	131,345	258,527	927,865	1,317,737	1,175,794
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	-	4,909,275	16,312,625	46,429,160	67,651,060	57,668,252
Real Estate Credit Notes - LCI (1)	-	1,707,428	5,594,546	17,793,483	25,095,457	25,710,531
Agribusiness Credit Notes - LCA	-	1,458,609	5,690,748	7,901,714	15,051,071	14,746,831
Treasury Bills - LF (2)	-	1,534,229	4,398,928	19,525,878	25,459,035	16,077,534
Guaranteed Real Estate Credit Notes - LIG (3)	-	209,009	628,403	1,208,085	2,045,497	1,133,356
Securities Issued Abroad	-	-	331,923	9,430,038	9,761,961	9,399,277
Funding by Structured Operations Certificates	-	203,456	931,893	2,024,856	3,160,205	2,384,444
Borrowings and Onlendings	-	27,812,372	46,996,027	11,814,047	86,622,446	67,759,950
Domestic Borrowings	-	-	1,855	-	1,855	39,799
Foreign Borrowings	-	25,573,297	44,952,174	4,456,592	74,982,063	54,971,763
Import and Export Financing Lines	-	16,534,750	27,929,716	414,194	44,878,660	54,971,763
Other Credit Lines	-	9,038,547	17,022,458	4,042,398	30,103,403	-
Domestic Onlendings	-	2,239,076	2,041,998	7,357,454	11,638,528	12,748,388
Total	103,692,414	233,997,231	163,056,185	194,578,101	695,323,931	683,436,532

(1) Consider the maturities established in the respective investments, with the possibility of immediate withdrawal, in advance of its maturity.

(2) Real estate credit bills are fixed-income securities backed by real estate credits and guaranteed by mortgage or fiduciary sale of real estate. As of September 30, 2021, the maturity dates range between 2021 and 2027.

(3) The main characteristics of the financial bills are a minimum term of two years, a minimum face value of R$50 and an early redemption permit of only 5% of the issued amount. As of September 30, 2021, the maturity dates range between 2021 and 2026.

(4) Guaranteed Real Estate Bills are fixed-income securities backed by real estate credits guaranteed by the issuer and by a pool of real estate credits separated from the other assets of the issuer. On September 30, 2021, they have a maturity period between 2021 and 2035 (12/31/2020 - with a maturity period between 2021 and 2023).

(5) Funding made under the Special Compulsory Liquidity line pursuant to Resolution 4,795/20.

In the Bank and in the Consolidated, the export and import financing lines are funds raised from financial institutions abroad, intended for investment in commercial exchange operations, related to the discount of export bills and pre-financing to export and import, whose maturities go up to the year 2031 (12/31/2020 - until the year 2024) and are subject to financial charges, corresponding to the exchange rate variation plus interest ranging from 0.42% to 5.7% pa (12/31/2020 - from 0.35% pa to 4.3% pa).

Obligations for onlendings from the country - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the BNDES currency basket or the exchange variation of the US dollar, plus interest, in accordance with the operational policies of the BNDES System.

					Bank		Consolidated
Eurobonds	Issuance	Maturity	Currency	Interest Rate (p.a)	9/30/2021	12/31/2020	9/30/2021	12/31/2020
Eurobonds	2017	2021	BRL	4.4%	-	14,469	-	14,469
Eurobonds	2017	2021	USD	4.4%	10,615	-	-	-
Eurobonds	2017	2024	USD	2.4% to 10.0%	-	857,678	-	853,929
Eurobonds	2018	2024	USD	6.6% to 6.7%	-	1,625,192	-	1,625,192
Eurobonds	2018	2025	USD	Until 9%	226,609	1,841,240	112,999	1,720,186
Eurobonds	2019	2021	USD	0% to 4,4%	58,102	-	-	-
Eurobonds	2019	2022	USD	0% to 4,4%	286,857	-	-	-
Eurobonds	2019	2022	USD	CDI+6,4%	3,066	-	-	-
Eurobonds	2019	2023	USD	4.4%	125,147	-	-	-
Eurobonds	2019	2023	USD	CDI+6,4%	36,378	-	-	-
Eurobonds	2019	2024	USD	0% to 4,4%	1,487,643	-	-	-
Eurobonds	2019	2024	USD	CDI+6,4%	1,187,059	-	-	-
Eurobonds	2019	2025	USD	0% to 4,4%	346,406	-	218,245	-
Eurobonds	2019	2025	USD	CDI+6,4%	24,565	-	-	-
Eurobonds	2019	2026	USD	4.4%	348,380	-	75,451	-
Eurobonds	2019	2026	USD	0% to 4,4%	21,877	-	-	-
Eurobonds	2019	2027	USD	4.4%	671,899	-	660,447	-
Eurobonds	2019	2027	USD	CDI + 6,4%	-	6,513,222	-	1,279,507
Eurobonds	2020	2021	USD	0% to 4,4%	1,063,179	10,061,315	477,528	3,252,485
Eurobonds	2020	2021	USD	CDI + 1,9%	77,038	170,257	-	170,257
Eurobonds	2020	2022	USD	0% to 4,4%	2,569,118	4,800,393	300,715	16,923
Eurobonds	2020	2022	USD	CDI + 1,9%	123,150	121,925	-	121,925
Eurobonds	2020	2023	USD	0% to 8%	-	1,527,334	-	22,887
Eurobonds	2020	2023	USD	0% to 4,4%	1,271,511	-	447,525	-
Eurobonds	2020	2023	USD	CDI + 1,9%	227,429	223,435	-	223,435
Eurobonds	2020	2024	USD	0% to 4,4%	661,363	-	-	-
Eurobonds	2020	2024	USD	CDI + 1,9%	134,329	2,476,780	-	98,082
Eurobonds	2020	2025	USD	0% to 4,4%	1,239,443	-	45,470	-
Eurobonds	2020	2026	USD	0% to 4,4%	25,164	-	-	-
Eurobonds	2020	2027	USD	0% to 4,4%	19,615	-	-	-
Eurobonds	2021	2021	USD	0% to 4,4%	1,448,040	-	1,170,853	-
Eurobonds	2021	2021	USD	CDI + 2,65%	38,129	-	-	-
Eurobonds	2021	2022	USD	0% to 4,4%	2,008,333	-	1,422,111	-
Eurobonds	2021	2022	USD	Até 9%	680,085	-		-
Eurobonds	2021	2022	USD	CDI + 2,65%	585,459	-	333,676	-
Eurobonds	2021	2023	USD	0% to 4,4%	1,312,159	-	181,139	-
Eurobonds	2021	2023	USD	CDI + 2,65%	421,794	-	-	-
Eurobonds	2021	2023	USD	Until 9%	562,845	-	336,968	-
Eurobonds	2021	2024	USD	0% to 4,4%	2,564,329	-	65,299	-
Eurobonds	2021	2024	USD	Until 9%	762,574	-		-
Eurobonds	2021	2024	USD	CDI + 2,65%	813,446	-	-	-
Eurobonds	2021	2025	USD	0% to 4,4%	863,572	-	-	-
Eurobonds	2021	2025	USD	Until 9%	1,004,341	-	-	-

Eurobonds	2021	2025	USD	CDI + 2,65%	197,971	-	-	-
Eurobonds	2021	2026	USD	0% to 4,4%	7,338,102	-	2,319,764	-
Eurobonds	2021	2026	USD	Until 9%	2,411,623	-	1,668,261	-
Eurobonds	2021	2026	USD	CDI + 2,65%	578,867	-	-	-
Eurobonds	2021	2027	USD	0% to 4,4%	308,798	-	-	-
Eurobonds	2021	2028	USD	0% to 4,4%	317,502	-	-	-
Eurobonds	2021	2028	USD	Until 9%	26,016	-	-	-
Eurobonds	2021	2031	USD	0% to 4.4%	2,214,924	-	2,214,924	-
Eurobonds	2021	2028	USD	CDI + 6.4%	329,587	-	329,587	-
Total					39,034,438	30,233,240	12,380,962	9,399,277

b) Opening profit and loss accounts

				Bank				Consolidated
	07/01 to 9/30/2021	01/01 to 9/30/2021	07/01 to 9/30/2020	01/01 to 9/30/2020	07/01 to 9/30/2021	01/01 to 9/30/2021	07/01 to 9/30/2020	01/01 to 9/30/2020

Time Deposits (1) (2)	5,616,883	7,600,422	2,271,273	11,115,742	5,036,473	7,826,121	2,554,234	11,854,151
Savings Deposits	557,376	1,260,320	299,101	1,093,765	557,376	1,260,320	299,101	1,093,765
Interbank Deposits	66,414	137,214	34,548	135,468	71,997	147,612	52,383	177,558
Money Market Funding	1,360,778	3,117,631	985,996	5,264,892	1,323,157	3,004,801	909,536	5,122,401
Upgrade and Provisions Interest and Pension Plans and Capitalization	-	-	-	-	47,115	136,148	36,518	103,121
Acceptance and Issuance of Securities	-	-	-	-	-	-	1,370,960	27,457,838
Others (3)	9,753,381	9,448,063	2,984,784	29,584,970	9,819,635	9,588,914	1,640,704	2,248,460
Total	17,354,832	21,563,650	6,575,702	47,194,837	16,855,753	21,963,916	6,863,436	48,057,294

(1) In the Bank and in the Consolidated, includes the recording of interest in the amount of R$658,163 (2020 - R$697,465), referring to the issuance of an Eligible Debt Instrument for Tier I and II Capital (Note 17).

(2) Includes exchange variation expense in the amount of R$1,432,382 in the Bank and in the Consolidated (2020 - exchange variation expense in the amount of R$2,994,329 in the Bank and in the Consolidated).

(3) As of September 30, 2021, includes exchange variation income in the amount of R$1,493,123 in the Bank and in the Consolidated (2020 – Exchange variation expense in the amount of R$7,593,239).

17.   Other Financial Liabilities

a) Composition

	Bank
	9/30/2021	12/31/2020
	Total	Total
Foreign Exchange Portfolio	50,862,431	84,875,959
Trading and Intermediation of Values	248,825	315,940
Debt Instruments Eligible to Compose Capital	13,957,208	13,119,660
Collected Taxes and Other	2,958,331	94,975
Third-Party Funds in Transit	2,520,434	25,223
Receipts and Payments Pending Settlement	4,641,689	4,831,517
Total	75,188,918	103,263,274

	Consolidated
	9/30/2021	12/31/2020
	Total	Total
Foreign Exchange Portfolio	50,862,431	84,875,959
Trading and Intermediation of Values	8,547,740	3,993,631
Debt Instruments Eligible to Compose Capital	13,957,208	13,119,660
Collected Taxes and Other	3,009,978	97,453
Third-Party Funds in Transit	2,520,434	435,173
Receipts and Payments Pending Settlement	4,641,689	4,831,517
Total	83,539,480	107,353,393

b) Debt Instruments Eligible to Capital

The details of the balance of the item Debt Instruments Eligible to Capital referring to the issuance of equity instruments to compose Level I and Level II of the PR due to the Capital Optimization Plan, are as follows:

Bank/Consolidated
9/30/2021	12/31/2020

Debt Instruments Eligible to Compose Capital	Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (1)	Total	Total
Tier I (2)	November - 18	No Maturity (Perpetual)	$1,250	7.25%	6,993,690	6,554,451
Tier II (2)	November - 18	November - 28	$1,250	6.13%	6,963,518	6,565,209
Total					13,957,208	13,119,660

(1) Interest paid semiannually, as of May 8, 2020.

(2) Issues were made through the Cayman Branch and there is no Withholding Income Tax.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand which exceeds such minimum value;

(b) The Notes may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary from the date of issue of the Notes, at the Bank's sole discretion or due to changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

18.   Other Payables – Other

		Bank		Consolidated
	9/30/2021	12/31/2020	9/30/2021	12/31/2020
Provision Technical for Capitalization Operations	-	-	3,583,516	3,178,674
Payables for Credit Cards	34,766,384	31,177,114	34,970,544	44,825,229
Provision for Tax Risks and Legal Obligations (Note 19.b) (2)	4,281,602	4,249,744	6,694,797	6,707,293
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 19.b) (2)	5,264,045	5,921,882	5,578,652	6,342,280
Provision for Financial Guarantees	338,418	-	338,418	255,179
Employee Benefit Plans	3,116,601	3,887,144	3,144,890	3,929,265
Payables for Acquisition of Assets and Rights	22,115	28,538	22,115	28,538
Reserve for Legal and Administrative Proceedings - Responsibility of Former Controllers Stockholders (Note 19.f) (2)	496	496	496	496
Accrued Liabilities
Personnel Expenses	1,730,969	1,718,919	1,952,145	1,990,309
Administrative Expenses	518,476	407,652	619,629	588,276
Others Payments	64,917	33,120	338,438	504,451
Creditors for Unreleased Funds	1,989,391	2,356,760	1,989,391	2,356,760
Provision of Payment Services	560,587	637,907	560,587	637,907
Suppliers	614,860	571,880	1,044,489	958,713
Social and Statutory	386,231	1,502,039	409,721	1,589,096
Others (1)	6,650,724	7,232,564	12,581,125	13,651,559
Total	60,305,816	59,725,759	73,828,952	87,544,024

(1) Includes impacts of the exchange variation referring to Notes.

a) Provision for Financial Guarantees Provided

The classification of operations involving guarantees provided for the constitution of provisions is based on the estimate of the risk involved. It results from the process of evaluating the quality of customers and operations, by a statistical model based on quantitative and qualitative information or by a specialized credit analyst, who allows them to be classified according to their probability of default, based on objective internal and market variables (bureaus), previously identified as predictors of the probability of default. After this assessment, operations are classified according to provisioning ratings, based on CMN Resolution No. 2682/1999. Through this analysis, the provision amounts to cover each operation are recorded, considering the type of guarantee provided, as required by CMN Resolution No. 4,512/2016.

				Bank/Consolidated
		9/30/2021		12/31/2020
Type of Financial Guarantee	Balance Guarantees Provided	Provision	Balance Guarantees Provided	Provision
Linked to International Merchandise Trade	3,756,197	22,522	1,813,620	4,121
Linked to Bids, Auctions, Provision of Services or Execution of Works	6,914,436	12,469	5,602,995	5,403
Linked to the Supply of Goods	1,993,712	2,558	1,361,792	1,846
Guarantee in Legal and Administrative Proceedings of Fiscal Nature	11,817,968	243,888	12,082,480	175,443
Other Guarantees	2,679,002	1,849	335,281	1,689
Other Bank Guarantees	18,788,348	41,724	16,532,462	33,055
Other Financial Guarantees	4,099,444	13,407	5,047,032	33,622
Total	50,049,107	338,417	42,775,662	255,179

Changes in Allowances for Financial Guarantees

Bank/Consolidated

	07/01 to 9/30/2021	01/01 a 9/30/2021	07/01 to 9/30/2020	01/01 to 9/30/2020
Balance at Beginning	324,067	255,179	178,469	166,105
Constitution (Note 26)	28,933	103,652	7,844	33,793
Reversal (1) (Note 26)	(14,583)	(20,414)	(3,062)	(16,647)
Balance at End	338,417	338,417	183,251	183,251

(1) Corresponds to the honored bond, change in rating and provision recorded in the allowance for doubtful accounts.

19.   Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and in the Consolidated, on September 30, 2021 and December 31, 2020, no contingent assets were recognized.

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

		Bank		Consolidated
	9/30/2021	12/31/2020	9/30/2021	12/31/2020
Reserve for Tax Contingencies and Legal Obligations (Note 18)	4,281,603	4,249,744	6,694,796	6,707,293
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 18)	5,264,045	5,921,882	5,578,652	6,342,280
Labor	2,436,159	2,656,098	2,608,016	2,900,835
Civil	2,827,886	3,265,784	2,970,636	3,441,445
Total	9,545,648	10,171,626	12,273,448	13,049,573

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to 9/30/2021			01/01 to 9/30/2020
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	4,249,744	2,656,098	3,265,784	4,346,769	3,216,008	2,963,877
Recognition Net of Reversal (1)	63,539	764,512	204,473	(199,760)	719,819	463,488
Inflation Adjustment	63,958	64,546	261,302	73,518	13,480	161,062
Write-offs Due to Payment	(95,639)	(1,048,997)	(903,673)	(33,285)	(996,411)	(350,049)
Balance at End	4,281,602	2,436,159	2,827,886	4,187,242	2,952,896	3,238,378
Escrow Deposits - Other Receivables	1,385,995	776,438	687,128	1,549,160	1,099,381	720,320
Escrow Deposits - Securities	3,078	3,796	1,311	5,079	18,504	16,747
Total Escrow Deposits (2)	1,389,073	780,234	688,439	1,554,239	1,117,885	737,067

						Consolidated
			01/01 to 9/30/2021			01/01 to 9/30/2020
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	6,707,293	2,900,835	3,441,445	6,630,722	3,517,431	3,222,557
Recognition Net of Reversal (1)	95,683	783,688	318,563	(203,992)	756,160	570,942
Inflation Adjustment	96,426	71,425	265,403	106,720	16,370	163,409
Write-offs Due to Payment	(204,605)	(1,147,932)	(1,054,775)	(44,460)	(1,088,017)	(532,717)
Balance at End	6,694,797	2,608,016	2,970,636	6,488,990	3,201,944	3,424,191
Escrow Deposits - Other Receivables	2,610,286	836,842	698,355	2,636,886	1,195,465	728,367
Escrow Deposits - Securities	4,037	3,796	1,311	5,916	18,504	16,747
Total Escrow Deposits (2)	2,614,323	840,638	699,666	2,642,802	1,213,969	745,114

(1) Tax risks include the constitution of provisions for taxes related to legal and administrative proceedings and legal obligations, recorded in other operating income and other operating expenses and IR and CSLL.

(2) Refer to escrow deposit amounts, limited to the amount of the provision and do not include escrow deposits related to possible and/or remote contingencies and appeal deposits.

d) Tax and Social Security, Labor and Civil Provisions

Banco Santander and its subsidiaries are parties to legal and administrative proceedings of a tax, social security, labor and civil nature, arising from the normal course of their activities.

Provisions were set up based on the nature, complexity and history of the actions and on the assessment of loss of the companies' shares based on the opinions of internal and external legal advisors. Banco Santander has a policy of fully provisioning the value at risk of actions whose assessment is probable loss. Legal obligations of a tax and social security nature are fully recognized in the financial statements.

Management understands that the provisions made are sufficient to meet legal obligations and any losses arising from legal and administrative proceedings as follows:

d.1) Lawsuits and Administrative Proceedings related to Tax and Social Security

Main lawsuits and administrative proceedings related to legal obligations, tax and social security

PIS and COFINS - R$1,957,420 in the Bank and R$4,056,671 in the Consolidated (12/31/2020 - R$1,934,120 in the Bank and R$4,008,137 in the Consolidated): Banco Santander and its subsidiaries filed legal measures to remove the application of Law No. 9,718/1998, which modified the calculation basis of PIS and COFINS so that they were levied on all corporate income and not only on those arising from the provision of services and sale of goods. Regarding the Banco Santander lawsuit, on April 23, 2015, a decision of the Federal Supreme Court (STF) was published, admitting the Extraordinary Appeal filed by the Union regarding the PIS and denying the continuation of the Extraordinary Appeal of the Federal Public Ministry regarding the COFINS. Both appealed this decision, without any success, so that the claim referring to COFINS is defined, prevailing the decision of the Regional Federal Court of the 4th Region of August 2007, favorable to Banco Santander. The PIS of Banco Santander is still pending a final judgment by the STF, as well as the enforceability of the PIS and COFINS of the other subsidiaries.

CSLL Rate Increase – R$115,974 in the Consolidated (12/31/2020 - R$114,449 in the Consolidated): Banco Santander and its subsidiaries filed lawsuits seeking to rule out the increase in the CSLL rate imposed by MP 413/ 2008, converted into Law No. 11.727/2008. Financial institutions were previously subject to the 9% rate for CSLL, however, the new legislation established the rate of 15%, as of April 2008. In 2018, in view of the success rating and the unfavorable scenario in the Courts, we opted for the payment of the amounts discussed, except for the company Renault do Brasil Credit, Financing and Investment Company (RCI), which is still awaiting judgment.

Main legal and administrative proceedings with probable risk of loss

Banco Santander and its subsidiaries are parties to legal and administrative proceedings related to tax and social security disputes, which are classified, based on the opinion of legal advisors, as a probable risk of loss.

Provisional Contribution on Financial Transactions (CPMF) in Customer Operations - R$936,954 (12/31/2020 - R$924,457) in the Bank and Consolidated: in May 2003, the Federal Revenue Service of Brazil issued a tax assessment notice at Santander Distribuidora of Bonds and Securities Ltd. (Santander DTVM) and another notice at Banco Santander (Brasil) SA The object of the case was the collection of CPMF on transactions carried out by Santander DTVM in the management of its customers' funds and clearing services provided by the Bank to Santander DTVM, which occurred during the years 2000, 2001 and 2002. The administrative process ended unfavorable for both Companies. On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to annul both tax debts. Said action had an inadmissible sentence and decision, which gave rise to the filing of a Special Appeal to the STJ and an Extraordinary Appeal to the STF, which are awaiting judgment. Based on the assessment of the legal advisors, a provision was made to cover the loss considered probable in the lawsuit.

National Institute of Social Security (INSS) - R$51,823 in the Bank and R$51,823 in the Consolidated (12/31/2020 - R$51,402 in the Bank and R$51,409 in the Consolidated): Banco Santander and its subsidiaries are discussing administratively and judicially the collection of social security contribution and education salary on various amounts that, according to the assessment of legal advisors, do not have a salary nature.

Tax on Services (ISS) - Financial Institutions - R$264,056 Bank and R$289,518 in the Consolidated (12/31/2020 - R$239,370 in the Bank and R$263,183 in the Consolidated): Banco Santander and its subsidiaries are discussing administratively and judicially the requirement, by several municipalities, of the payment of ISS on various revenues arising from operations that are not usually classified as provision of services. In addition, other actions involving ISS, classified as possible loss risk, are described in note 20.h.

d.2) Legal and Administrative Lawsuits of a Labor Nature

These are lawsuits filed by Unions, Associations, the Public Ministry of Labor and former employees claiming labor rights they deem to be due, in particular the payment of “overtime” and other labor rights, including lawsuits related to retirement benefits.

For lawsuits considered common and similar in nature, provisions are recorded based on the historical average of closed proceedings. Claims that do not meet the above criteria are provisioned based on an individual assessment carried out, and the provisions are set up based on the probable risk of loss, in the law and in case law, in accordance with the assessment of loss carried out by the legal advisors.

Former employees of Banespa. Action distributed in 1998 by the Association of Retired Persons of Banespa (AFABESP) requesting the payment of a semiannual bonus provided for in the regulations of Banco Banespa for approximately 8,400 former employees (retirees), according to which the payment will be made in the event that the Bank makes a profit and the distribution of this profit is approved by the board of directors. The bonus was not paid in 1994 and 1995 because Banespa bank did not make a profit during these years. Partial payments were made between 1996 and 2000 as approved by the board of directors. Said clause was excluded from the regulation in 2001. The Regional Labor Court and the Superior Labor Court ordered Santander Brasil, as successor to Banespa, to pay the semiannual bonus for the periods relating to the second semester of 1996 and the semesters of 1997. On March 20, 2019, a decision of the Federal Supreme Court (Supreme Federal Court, or “STF”) rejected the extraordinary appeal filed by Banco Santander, which did not resolve the merits of the case. We filed a rescission action to annul the sentence due to the lack of legitimacy of AFABESP (second precedent No. 573.232 of the STF) or to recognize the nullity of the TRT judgment that did not notify Banco Santander about the modifying effects of the decision, as well as to suspend the execution in the main process. The rescission action was dismissed, and this decision was filed a motion for clarification, due to the absence of an explicit statement about the arguments brought by the Bank. Regarding the Motions for Clarification, the points of omission were not answered as required by law, which is why an Extraordinary Appeal was filed, which was denied by the TST. From this decision, the Bank filed an interlocutory appeal, which is pending admissibility, considering that the decisions rendered by the Superior Labor Court contradict the already peaceful position in the STF (precedent No. 573,232), according to which the Association needs a specific power of attorney to sue in judgment, and also the decision affronts constitutional precepts about access to justice (item XXXV of art. 5 of the CF) by determining excessive collection of costs. In relation to the main action, in August 2021, a decision was rendered that determined that the execution be carried out individually in the court corresponding to each defendant and AFABESP filed an appeal, however, so far there has been no decision in this regard.

Our legal advisors classified the risk of loss as probable. The current decisions of the court, and neither of the court in the main proceedings, do not define a specific amount to be paid by the substituted, and the amounts must be calculated in regular settlement of the sentence.

On September 30, 2021, the case is classified as probable loss and the provision was constituted based on the estimated loss.

d.3) Civil Judicial and Administrative Proceedings

These provisions generally arise from: (1) lawsuits requesting revision of contractual terms and conditions or requests for monetary adjustments, including alleged effects of the implementation of various government economic plans, (2) lawsuits arising from financing contracts, (3) execution actions; and (4) damages claims. For civil actions considered common and similar in nature, provisions are recorded based on the historical average of closed proceedings. Claims that do not meet the above criteria are provisioned based on an individual assessment carried out, and the provisions are set up based on the probable risk of loss, in the law and in case law, in accordance with the assessment of loss carried out by the legal advisors.

The main lawsuits classified as risk of probable loss are described below:

Indemnity Actions - These refer to compensation for material and/or moral damage, relating to the consumer relationship, dealing mainly with issues relating to credit cards, direct consumer credit, checking accounts, collection and loans and other matters. In the actions related to causes considered similar and usual for the business, in the normal course of the Bank's activities, the provision is constituted based on the historical average of closed processes. Claims that do not meet the above criteria are provisioned based on an individual assessment carried out, and the provisions are set up based on the probable risk of loss, in the law and in case law, in accordance with the assessment of loss carried out by the legal advisors.

Economic Plans - Refer to legal disputes, claiming alleged inflationary purges arising from Economic Plans (Bresser, Verão, Collor I and II), as they understand that such plans violated acquired rights related to the application of inflation indices supposedly due to Savings Accounts, Judicial Deposits and Time Deposits (CDBs). The lawsuits are provisioned based on the individualized assessment of loss carried out by the legal advisors.

Banco Santander is also party to public civil actions, on the same matter, filed by consumer protection entities, the Public Ministry or Public Defenders. The constitution of a provision is made only for cases with probable risk, based on requests for individual executions. The issue is still under review at the STF. There is jurisprudence in the STF favorable to Banks regarding economic phenomenon similar to that of savings, as in the case of correction of time deposits (CDBs) and corrections applied to contracts (table).

However, the jurisprudence of the STF has not yet been consolidated on the constitutionality of the norms that modified the monetary standard in Brazil. On April 14, 2010, the Supreme Court of Justice (STJ) ruled that the deadline for bringing public civil actions discussing the purges is 5 years from the date of the plans, but this decision has not yet become final. Thus, with this decision, a large part of the actions, as they were proposed after a period of 5 years, will probably be dismissed, reducing the amounts involved. The STJ also decided that the period for individual savers to qualify for Public Civil Actions is also 5 years, counted from the final and unappealable decision of the respective sentence. Banco Santander believes in the success of the theses defended before these courts for their content and foundation.

At the end of 2017, the Federal General Counsel (AGU), Bacen, the Consumer Defense Institute (Idec), the Brazilian Savings Front (Febrapo) and the Brazilian Federation of Banks (Febraban) signed an agreement that seeks to end the legal disputes over the Economic Plans.

Discussions focused on defining the amount that would be paid to each author, according to the balance in the passbook on the date of the plan. The total value of the payments will depend on the number of subscriptions, and also on the number of savers who have proven in court the existence of the account and the balance on the anniversary date of the change in the indices. The term of agreement negotiated between the parties was approved by the STF.

In a decision handed down by the STF, there was a national suspension of all processes that deal with the issue for the period of validity of the agreement, with the exception of cases in which the sentence was definitively complied with.

On March 11, 2020, the agreement was extended by means of an amendment, with the inclusion of actions that involve only the discussion of the Collor I Plan. June 2020

Management considers that the provisions made are sufficient to cover the risks involved with the economic plans, considering the approved agreement.

e) Tax and Social Security, Labor and Civil Contingent Liabilities Classified as Risk of Possible Loss

These are legal and administrative proceedings of a tax, social security, labor and civil nature classified, based on the opinion of legal advisors, as a possible risk of loss, and therefore not provisioned.

Tax lawsuits classified as possible losses totaled R$28,071 million in the Consolidated, with the main lawsuits being as follows:

INSS on Profit Sharing (PLR) - the Bank and its subsidiaries have legal and administrative proceedings arising from questionings by the tax authorities regarding the collection of social security contributions on payments made as profit sharing. As of September 30, 2021, the amount was approximately R$6,217 million.

Tax on Services (ISS) - Financial Institutions - Banco Santander and its subsidiaries are discussing administratively and in court the demand, by several municipalities, of payment of ISS on various revenues arising from operations that are not usually classified as services rendered. As of September 30, 2021, the amount was approximately R3,997 million.

Non-Approved Compensation - the Bank and its affiliates are discussing administratively and judicially with the Federal Revenue Service the non-approval of tax offsets with credits arising from overpayments or undue payments. As of September 30, 2021, the amount was approximately R$5,212 million.

Amortization of Banco Real's Goodwill - the Federal Revenue Service of Brazil issued a tax assessment notice against the Bank to demand the payment of IRPJ and CSLL, including late payment charges, for the 2009 base period. The Tax Authorities considered that the goodwill related to the acquisition of Banco Real, amortized before its merger, could not be deducted by Banco Santander for tax purposes. The tax assessment notice was duly challenged and we are currently awaiting judgment before the CARF. As of September 30, 2021, the amount was approximately R$1,456 million.

Losses on Credit Operations - the Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue of Brazil alleging the improper deduction of losses on credit operations from the IRPJ and CSLL calculation bases for allegedly not complying with the requirements of applicable laws. As of September 30, 2021, the amount was approximately R$1,166 million.

Use of CSLL Tax Loss and Negative Basis– Tax assessment notices issued by the Brazilian Federal Revenue Service in 2009 for alleged undue compensation of CSLL tax loss and negative basis, as a result of tax assessment notices issued in previous periods. Awaiting judgment at the administrative level. As of September 30, 2021, the amount was approximately R$1,084 million.

Amortization of Banco Sudameris Goodwill- the tax authorities issued tax assessment notices to demand the payments of IRPJ and CSLL, including late payment charges, referring to the tax deduction of the amortization of the goodwill paid on the acquisition of Banco Sudameris, referring to the base period 2007 to 2012. Banco Santander presented the respective administrative defenses, which were judged unfavorably. Currently, the processes are awaiting judgment at CARF. As of September 30, 2021, the amount was approximately R$654 million.

IRPJ and CSLL - Capital Gain - the Internal Revenue Service of Brazil issued a tax assessment notice against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações SA (AAB Dois Par) charging income tax and social contribution related to the fiscal year de 2005. The Federal Revenue Service of Brazil claims that the capital gain on the sale of the shares of Real Seguros SA and Real Vida e Previdência SA by AAB Dois Par should be taxed at a rate of 34.0% instead of 15.0%. The assessment was challenged administratively based on the understanding that the tax treatment adopted in the transaction was in accordance with current tax legislation and the capital gain was duly taxed. The administrative proceeding ended unfavorably to the Company. In July 2020, the Company filed a lawsuit seeking to cancel the debt. The lawsuit is awaiting judgment. Banco Santander is responsible for any adverse outcome in this proceeding as the former controlling shareholder of the Zurich Santander Brasil Seguros e Previdência S.A. As of September 30, 2021, the amount was approximately R$493 million.

Labor claims classified as possible loss totaled R$249 million in the Consolidated, excluding the process below:

Readjustment of the Pension Supplements of Banesprev by the IGPDI – action filed in 2002 in the Federal Court by the Association of Retired Employees of the Bank of the State of São Paulo requesting the readjustment of the pension supplementation by the IGPDI for Banespa retirees who have been admitted until May 22 of 1975. The judgment granted the correction, but only in periods in which no other form of adjustment was applied. The Bank and Banesprev appealed this decision and the appeals are still pending judgment. In Provisional Execution, calculations were presented by the Bank and Banesprev due to the exclusion of participants who, among other reasons, appear as plaintiffs in other actions or have already had some type of readjustment. The amount involved is not disclosed due to the current procedural stage of the case and potentially affecting the progress of the action.

Liabilities related to civil lawsuits with possible risk of loss totaled R$1,620 million in the Consolidated, with the main lawsuits:

Indemnity Action Arising from Banco Bandepe - related to the loan agreement under appeal by the Superior Court of Justice (STJ).

Indemnity Action Referring to Custody Services - provided by Banco Santander at an initial stage and still without a sentence.

Action Arising from Contractual Dispute- in the acquisition of Banco Geral do Comércio SA under appeal by the Court of Justice of the State of São Paulo (TJSP).

f) Other Legal Actions for the Liability of Former Controllers

Refer to civil lawsuits, in the amount of R$496 (12/31/2020 - R$496) in the Bank and in the Consolidated, recorded in other liabilities (Note 18) for which the former controllers of Banks and acquired companies are responsible. Based on the signed contracts, these shares are guaranteed full reimbursement by the former controlling shareholders, whose respective rights were recorded in other assets (Note 11).

20.   Stockholders’ Equity

a) Capital

According to the Bylaws, Banco Santander's capital stock may be increased up to the limit of the authorized capital, regardless of statutory amendment, upon resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the legal limits established for the number of preferred shares. Any capital increase that exceeds this limit will require shareholder approval.

At the Extraordinary General Meeting held on March 31, 2021, it was approved in the context of the partial Spin-off of Santander Brasil, which resulted in the segregation of its shares issued by Getnet Adquirência e Serviços para Meios de Pagamentos SA (“Getnet”), with version from the spun-off portion to Getnet, the reduction of the share capital of Santander Brasil in the total amount of 2,000,000 (two billion reais), without the cancellation of shares, changing the share capital of Santander Brasil from 57,000,000 (fifty-seven billion reais) to 55,000,000 (fifty-five billion reais).

The share capital, fully subscribed and paid-in, is divided into registered, book-entry shares, with no par value.

						Thousands of Shares
			9/30/2021			12/31/2020
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	109,696	135,262	244,958	109,885	135,438	245,323
Foreign Residents	3,708,999	3,544,574	7,253,573	3,708,810	3,544,398	7,253,208
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(15,821)	(15,821)	(31,642)	(18,829)	(18,829)	(37,658)
Total Outstanding	3,802,874	3,664,015	7,466,889	3,799,866	3,661,007	7,460,873

b) Dividends and Interest on Capital

By-laws, shareholders are guaranteed a minimum dividend of 25% of net income for each year, adjusted in accordance with legislation. Preferred shares do not have voting rights and cannot be converted into common shares, but they have the same rights and advantages granted to common shares, in addition to priority in the distribution of dividends and an additional 10% on dividends paid to common shares, and in the reimbursement of capital, without premium, in case of dissolution of the Bank.

Dividends were calculated and paid in accordance with the Brazilian Corporate Law.

Before the Annual Shareholders' Meeting, the Board of Directors may decide on the declaration and payment of dividends on the profits earned, based on: (i) balance sheets or profit reserves existing in the last balance sheet or (ii) balance sheets issued in periods of less than six months, provided that the total dividends paid in each semester of the fiscal year does not exceed the amount of capital reserves. These dividends are fully imputed to the mandatory dividend.

CMN Resolution No. 4,885, of December 23, 2020, prohibited institutions authorized to operate by the Central Bank of Brazil to remunerate equity above the highest between: i) 30% of net income adjusted pursuant to item I of article 20 of Law No. 6.404/76; or ii) mandatory minimum dividends established by article 202 of Law 6,404/76, including in the form of Interest on Equity, until December 31, 2020. The rule also prohibited the reduction of the share capital, except in specific situations, and the increase in the remuneration of its officers, administrators and members of the Board of Directors and the Fiscal Council.

We present below the distribution of dividends and Interest on Equity made on September 30, 2021 and December 31, 2020.

9/30/2021
In Thousands	Brazilian Real per Thousand Shares/Units
of Brazilian Real	Gross			Net
	Common	Preferred	Unit	Common	Preferred	Unit

Dividends (1)(3)	3,000,000	382.9809	421.2789	804.2597	382.9809	421.2789	804.2597
Interest on Capital (2)(3)	3,400,000	434.0449	477.4494	911.4944	368.9382	405.8320	774.7702
Total	6,400,000

(1) Resolved by the Board of Directors on April 27, 2021, paid on June 2, 2021, without any remuneration as monetary restatement.

(2) Resolved by the Board of Directors on July 27, 2021, paid on September 3, 2021, without any remuneration as monetary restatement.

(3) It was fully imputed to the mandatory minimum dividends to be distributed by the Bank for the year 2021.

							12/31/2020
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
		Common	Preferred	Unit	Common	Preferred	Unit
Interest on Capital (1)(5)	890,000	113.7129	125.0842	238.7972	96.6560	106.3216	202.9776
Interest on Capital (2)(5)	770,000	98.3793	108.2172	206.5965	83.6224	91.9846	175.6070
Interest on Capital (3)(5)	1,000,000	127.7636	140.5400	268.3036	108.5991	119.4590	228.0580
Interest on Capital (4)(5)	665,000	84.9626	93.4589	178.4214	72.2182	79.4400	151.6582
Dividends (6)(5)	512,085	65.4257	71.9683	137.3940	65.4257	71.9683	137.3940
Total	3,837,085

(1) Resolved by the Board of Directors on April 27, 2020, paid on June 24, 2020, without any remuneration as monetary restatement.

(2) Resolved by the Board of Directors on July 28, 2020, paid on September 25, 2020, without any remuneration on account of monetary restatement.

(3) Resolved by the Board of Directors on October 26, 2020, paid on December 23, 2020, without any remuneration as monetary restatement.

(4) Resolved by the Board of Directors on December 28, 2020, paid from February 1, 2021, without any remuneration as monetary restatement.

(5) It was fully imputed to the mandatory minimum dividends to be distributed by the Bank for the year 2020.

(6) Resolved by the Board of Directors on February 2, 2021, paid on March 3, 2021, without any remuneration as monetary restatement.

c) Reservations

The net income calculated, after deductions and legal provisions, will have the following destination:

Legal reserve

According to the Brazilian corporate law, 5% for the constitution of the legal reserve, until it reaches 20% of the capital. This reserve is intended to ensure the integrity of the capital stock and can only be used to offset losses or increase capital.

Capital reserves

The Bank's capital reserves are composed of: share premium reserve and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves; redemption, reimbursement or acquisition of our own shares; incorporation to the share capital; or payment of dividends to preferred shares under certain circumstances.

Dividend Equalization Reserve

After the allocation of dividends, the balance, if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to the formation of a reserve for equalization of dividends, which will be limited to 50% of the capital stock. This reserve is intended to guarantee funds for the payment of dividends, including in the form of interest on equity, or its advances, in order to maintain the flow of remuneration to shareholders.

d) Treasury Shares

At a meeting held on February 2, 2021, the Board of Directors approved, in continuity with the buyback program that expired on November 4, 2020, a new buyback program for Units and ADRs issued by Banco Santander, directly or through its branch in Cayman, for maintenance in treasury or subsequent sale.

The Buyback Program encompasses the acquisition of up to 36,956,402 Units, representing 36,956,402 common shares and 36,956,402 preferred shares, which corresponded, on December 31, 2020, to approximately 1% of the Bank's capital stock. As of December 31, 2020, Banco Santander had 355,661,814 common shares and 383,466,228 preferred shares outstanding.

The repurchase is aimed at (1) maximizing the generation of value for shareholders through efficient management of the capital structure; and (2) enable the payment of administrators, management-level employees and other employees of the Bank and companies under its control, under the terms of the Long-Term Incentive Plans. The term of the Buyback Program is up to 18 months from February 3, 2021, ending on August 2, 2022.

Bank/Consolidated
Shares in Thousands
	9/30/2021	12/31/2020
	Quantity	Quantity
	Units	Units
Treasury Shares at Beginning of the Period	18,829	16,702

Shares Acquisitions	90	5,052
Payment - Share-Based Compensation	(3,098)	(2,925)
Treasury Shares at Beginning of the Period	15,821	18,829
Subtotal - Treasury Shares in Thousands of Reais	713,068	789,587
Issuance Cost in Thousands of Reais	1,771	1,771
Balance of Treasury Shares in Thousands of Reais	714,839	791,358

Cost/Share Price	Units	Units
Minimum Cost (*)	7.55	7.55
Weighted Average Cost (*)	33.85	33.24
Maximum Cost (*)	49.55	49.55
Share Price	40.50	44.83

(*) Considering since the beginning of operations on the stock exchange.

e) Minority Interest

	Stockholders’ Equity			Non Controlling Interest
	9/30/2021	12/31/2020	07/01 a 9/30/2021	01/01 to 9/30/2021	07/01 a 9/30/2020	01/01 to 9/30/2020
Banco RCI Brasil S.A.	1,002,729	844,805	18,396	72,618	23,462	83,540
Banco Hyundai Capital Brasil S.A.	174,456	162,010	3,044	12,331	2,017	10,246
Banco PSA	137,243	136,806	1,951	7,937	2,666	7,878
Rojo Entretenimento S.A.	6,899	7,087	(45)	(187)	(61)	(96)
Santander Leasing	-	-	-	-	-	(444)
GIRA	614	-	(559)	(831)	-	-
TORO Corretora	22,547	-		(4,803)	-	-
Total	1,344,490	1,150,708	19,147	87,065	28,084	101,124

(1) Investment funds closed during 2019.

21.   Related Parties

a) Remuneration of Key Management Personnel

The Bank's Board of Directors' Meeting held on March 26, 2021 approved, in accordance with the favorable recommendation of the Compensation Committee, the proposal for maximum global compensation for Managers (Board of Directors and Executive Board) for the year 2021, in the amount of up to R$433,940 (four hundred and thirty-three million, nine hundred and forty thousand reais), comprising fixed, variable and share-based compensation and other benefits. The proposal was discussed at the Annual General Meeting (AGM) held on April 30, 2021.

a.1) Long Term Benefits

The Bank, like Banco Santander Spain, as well as other subsidiaries around the world of Grupo Santander, has long-term remuneration programs linked to the performance of the market price of its shares, based on the achievement of targets.

a.2) Short Term Benefits

The table below shows the salaries and fees of the Board of Directors and Executive Board and refers to the amount recognized as an expense in the periods ended September 30, 2021 and 2020, by Banco Santander and its subsidiaries to its Directors for the positions they hold at Banco Santander and other companies of the Santander Conglomerate.

The amounts related to the Variable and Share-Based Compensation will be paid in subsequent periods.

	07/01 to 9/30/2021	01/01 to 9/30/2021	07/01 to 9/30/2020	01/01 to 9/30/2020
Fixed Compensation	23,688	68,537	21,715	67,348
Variable Compensation - in cash	21,349	76,475	11,621	71,808
Variable Compensation - in shares	16,049	70,574	19,379	67,953
Others	22,718	47,482	12,202	35,362
Total Short-Term Benefits	83,804	263,068	64,917	242,471
Variable Compensation - in cash	11,984	82,946	8,950	86,933
Variable Compensation - in shares	13,663	87,107	28,277	84,422
Total Long-Term Benefits	25,647	170,053	37,227	171,355
Total	109,451	433,121	102,144	413,826

Additionally, in 2021, charges on Administration in the amount of R$23,728 (2020 - R$21,525) were collected.

b) Termination of the Agreement

The termination of the employment relationship with the Administrators, in the event of non-compliance with obligations or by the contractor's own will, does not entitle the holder to any financial compensation and the benefits acquired will be discontinued.

c) Credit Operations

The Bank and its subsidiaries may carry out transactions with related parties, in line with current legislation regarding articles 6 and 7 of CMN Resolution No. 4,693/18, article 34 of the "Law of Corporations" and the Policy for Transactions with Parties Santander Related, published on the Investor Relations website, being considered as related parties:

(1) its controllers, natural or legal persons, pursuant to art. 116 of the Corporations Law;

(2) its officers and members of statutory or contractual bodies;

(3) in relation to the persons mentioned in items (i) and (ii), their spouse, partner and relatives, consanguineous or related, up to the second degree;

(4) natural persons with a qualified equity interest in its capital;

(5) legal entities with a qualified equity interest in its capital;

(6) legal entities in whose capital, directly or indirectly, a Santander Financial Institution holds a qualified shareholding;

(7) legal entities in which a Santander Financial Institution has effective operational control or preponderance in resolutions, regardless of ownership interest; and

(8) legal entities that have a director or member of the Board of Directors in common with a Santander Financial Institution.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

						Shares in Thousands
						9/30/2021
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	4,909	0.1%	4,969	0.1%	9,878	0.1%
Others	357,795	9.4%	385,539	10.5%	743,334	9.9%
Total Outstanding	3,802,874	99.6%	3,664,015	99.6%	7,466,889	99.6%
Treasury Shares	15,821	0.4%	15,821	0.4%	31,642	0.4%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	357,795	9.4%	385,539	10.5%	743,334	9.9%

						Shares in Thousands
						12/31/2020
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
GES (1)	1,627,891	42.6%	1,539,863	41.8%	3,167,755	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	4,034	0.1%	4,034	0.1%	8,067	0.1%
Others	355,662	9.3%	383,466	10.4%	739,128	9.8%
Total Outstanding	3,799,866	99.5%	3,661,007	99.5%	7,460,873	99.5%
Treasury Shares	18,829	0.5%	18,829	0.5%	37,658	0.5%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	355,662	9.3%	383,466	10.4%	739,128	9.9%

(1) Companies of the Santander Spain Group.

(2) Composed of Officials and Others.

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

e) Related Party Transactions

Santander has a Policy for Transactions with Related Parties approved by the Board of Directors, which aims to ensure that all transactions defined in the policy are carried out with the interests of Banco Santander and its shareholders in mind. The policy defines powers for approval of certain transactions by the Board of Directors. The rules provided for are also applied to all employees and managers of Banco Santander and its subsidiaries.

Transactions and remuneration for services with related parties are carried out in the normal course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve greater risks than normal collection risks or present other disadvantages.

						Bank						Consolidated
	Assets		Income	Assets		Income	Assets		Income	Assets		Income
	(Liabilities)		(Expenses)	(Liabilities)		(Expenses)	(Liabilities)		(Expenses)	(Liabilities)		(Expenses)
	09/30/2021	07/01 to 9/30/2021	01/01 to 9/30/2021	12/31/2020	07/01 to 9/30/2020	01/01 to 09/30/2020	09/30/2021	07/01 to 9/30/2021	01/01 to 9/30/2021	12/31/2020	07/01 to 9/30/2020	01/01 to 09/30/2020
Cash	2,217,558	-	-	12,913,526	-	-	2,217,558	-	-	12,896,899	-	-
Banco Santander Espanha (1)	963,516	-	-	2,475,959	-	-	963,516	-	-	2,459,332	-	-
Santander Bank, National Association	1,087,880	-	-	10,315,450	-	-	1,087,880	-	-	10,315,450	-	-
Others	166,162	-	-	122,117	-	-	166,162	-	-	122,117	-	-
Interbank Investments	84,634,778	1,173,468	2,870,057	74,635,984	912,223	2,493,734	-	3,495	4,966	-	190	8,094
Aymoré CFI (2)	53,119,388	770,698	2,001,604	45,970,236	615,836	1,844,679	-	-	-	-	-	-
Banco Santander Espanha (1)	-	3,495	4,966	-	191	8,067	-	3,495	4,966	-	190	8,094
Banco PSA	892,406	4,738	30,993	1,012,276	-	-	-	-	-	-	-	-
Banco RCI Brasil S.A. (2)	2,570,664	48,319	120,027	3,565,452	-	-	-	-	-	-	-	-
Santander Leasing (2)	144,215	1,230	1,230	-	-	-	-	-	-	-	-	-
Bandepe (2)	24,411,563	293,722	584,666	21,429,296	120,632	412,731	-	-	-	-	-	-
Banco Olé Consignado	-	-	-	-	-	-	-	-	-	-	-	-
Others	3,496,542	51,266	126,571	2,658,724	175,564	228,257	-	-	-	-	-	-
Securities	1,333,759	67,849	122,814	312,469	1,671	8,189	1,011,767	38,884	69,372	-	-	-
Santander Leasing (2)	320,303	3,869	7,834	312,469	1,671	8,189	-	-	-	-	-	-
Apolo Fundo de Investimento em Direitos Creditórios	1,011,767	38,884	69,372	-	-	-	1,011,767	38,884	69,372	-	-	-
Verbena FCVS - Fundo de Investimento em Direitos Creditórios	1,689	25,096	45,608	-	-	-	-	-	-	-	-	-
Derivatives Financial Instruments - Net	515,328	(978,719)	(645,162)	(2,584,973)	(461,687)	774,070	5,492	(1,094,989)	78,202	(1,103,558)	115,302	(1,708,155)
Fundo de Investimento Santillana (3)	9,864	(12,207)	113,093	(130,038)	170,660	(373,448)	9,864	(12,207)	113,093	(130,038)	170,660	(373,448)
Banco Santander Espanha (1)	(4,372)	(1,082,787)	(35,015)	(978,700)	(57,555)	(1,265,171)	(4,372)	(1,082,787)	(35,015)	(973,520)	(55,502)	(1,334,989)
Santander FI Amazonas (2)	301,964	(55,569)	137,887	162,513	-	-	-	-	-	-	-	-
Santander FI Hedge Strategies (2) (Note 2)	594,525	891,813	(136,678)	(1,052,385)	93,464	1,466,751	-	-	-	-	-	-
Santander Hermes Multi Créd Priv Infra Fundo de Investimentos	58,278	(11,299)	(13,602)	92,370	-	-	-	-	-	-	-	-
Santander FI Diamantina (2)	(444,931)	(708,675)	(710,971)	(678,733)	(580,800)	884,716	-	-	-	-	-	-
Key Management Personnel	-	5	124	-	144	282	-	5	124	-	144	282
Others	-	-	-	-	(87,600)	60,940	-	-	-	-	-	-
Interfinancial Relations	19,784,751	1,042	2,959	17,447,264	(1,620)	8,259	19,782,698	1,042	1,719	-	-	-
Getnet S.A. (5)	19,782,698	1,042	1,719	17,444,497	292	5,595	19,782,698	1,042	1,719	-	-	-
Santander Leasing (2)	2,053	-	1,240	2,767	(1,912)	2,664	-	-	-	-	-	-
Loan Operations	2,499,901	1,237	2,160	1,149,718	270	716	2,368,989	374	1,297	98,522	277	738
Getnet S.A.	2,273,278	-	-	1,051,358	-	-	2,273,278	-	-	-	-	-
Gestora de Inteligência de Crédito	66,667	-	-	66,667	-	-	66,667	-	-	66,667	-	-
Loop Gestão de Pátios S.A.	10,264	-	-	11,966	-	-	10,264	-	-	11,966	-	-
PI Distribuidora de Títulos e Valores Mobiliários S.A.	-	863	863	-	-	-	-	-	-	-	-	-
Gestão Integrada de Recebíveis do Agronegócio S.A.	131,339	-	-	-	-	-	-	-	-	-	-	-
Key Management Personnel	18,353	374	1,297	19,727	270	716	18,780	374	1,297	19,889	277	738
Dividends and Bonuses Receivables	-	-	-	260,899	-	-	-	-	-	18,568	-	-
Aymoré CFI (2)	-	-	-	176,537	-	-	-	-	-	-	-	-
Santander CCVM (2)	-	-	-	5,179	-	-	-	-	-	-	-	-
Bandepe (2)	-	-	-	855	-	-	-	-	-	-	-	-
Banco RCI Brasil S.A. (2)	-	-	-	20,536	-	-	-	-	-	-	-	-
Santander Brasil Tecnologia S.A. (2)	-	-	-	13,438	-	-	-	-	-	-	-	-
Santander Leasing (2)	-	-	-	3,507	-	-	-	-	-	-	-	-
Santander Corretora de Seguros (2)	-	-	-	5,459	-	-	-	-	-	-	-	-
Webmotors S.A.	-	-	-	-	-	-	-	-	-	18,455	-	-
Getnet S.A.	-	-	-	29,488	-	-	-	-	-	-	-	-
Others	-	-	-	5,900	-	-	-	-	-	113	-	-
Trading Account	599,594	295	936	342,974	666	4,782	599,594	295	936	342,974	666	90,030
Banco Santander Espanha (1)	599,594	295	936	342,974	666	4,782	599,594	295	936	342,974	666	90,030
Foreign Exchange Portfolio - Net	(28,744)	(3,045)	(96,069)	(353,445)	(105,557)	775,828	(28,744)	(3,045)	(96,069)	(353,445)	(105,557)	775,828
Banco Santander Espanha (1)	(28,744)	(3,110)	(96,339)	(353,445)	(105,622)	775,703	(28,744)	(3,110)	(96,339)	(353,445)	(105,622)	775,703
Key Management Personnel	-	65	270	-	65	125	-	65	270	-	65	125
Income Receivable	906,976	497,205	1,412,040	892,761	582,722	1,542,352	915,085	827,794	2,410,808	915,137	1,085,719	2,199,978
Zurich Santander Brasil Seguros e Previdência S.A. (6)	828,920	388,827	1,180,275	835,680	524,463	1,374,213	837,029	716,975	2,170,705	858,056	1,113,342	2,076,659
Zurich Santander Brasil Seguros S.A. (6)	78,056	108,378	231,765	57,081	58,259	168,139	78,056	110,819	240,103	57,081	(27,623)	123,319
Receivables from Affiliates	80,696	205,298	521,329	18,749	136,545	453,301	60,649	55,771	101,195	13,681	1,083	6,130
Santander Capitalização S.A. (2)	-	4,589	4,589	-	-	-	-	-	-	-	-	-
Aymoré CFI (2)	-	110,964	291,450	-	84,217	304,949	-	-	-	-	-	-
Santander Brasil Gestão de Recursos Ltda. (3)	169	705	2,468	169	1,057	5,500	169	705	2,468	169	1,057	5,500
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	-	-	-	-	-	606	1,793	532	-	-
Santander CCVM (2)	873	19,845	55,373	-	17,348	50,394	-	-	-	-	-	-
Gesban Servicios Administrativos Globales, S.L.	-	-	-	-	-	-	23	-	-	23	-	-
Santander Brasil Consórcio (2)	1,054	7,980	24,164	419	5,739	16,257	-	-	-	-	-	-
Santander Corretora de Seguros (2)	-	11,084	35,904	-	8,400	25,199	-	-	-	-	-	-
Esfera Fidelidade S.A.	2,094	1,004	2,877	4,757	770	2,310	-	-	-	-	-	-
Banco Santander Espanha (1)	4,516	-	-	4,516	-	-	4,516	-	-	4,516	-	-
Santander Digital Assets, SL	-	-	-	-	-	-	-	-	-	8,105	-	-
Santander FI Hedge Strategies (2)	13,294	3,500	6,499	6,795	1,035	3,464	-	-	-	-	-	-
Getnet S.A. (5)	55,266	29,454	58,486	632	1,609	4,612	55,601	52,451	92,322	-	-	-
Santander Brasil Tecnologia S.A. (2)	-	244	733	-	244	733	-	-	-	-	-	-
Santander fundo de Investimento Diamantina Multimercado Crédito Privado Investimento no exterior (2)	1,969	6,001	15,872	-	10,337	25,118	-	-	-	-	-	-
Santander Caceis Brasil DTVM S.A. (3)	-	974	2,923	-	-	-	-	974	2,923	-	-	-
Others	1,461	8,954	19,991	1,461	5,789	14,765	340	1,035	1,689	336	26	630
Non Operating Income	-	-	-	-	-	168,588	-	-	-	-	-	168,588
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	-	-	-	168,588	-	-	-	-	-	168,588
Other Receivables - Others	1,647,184	30,091	88,071	1,452,382	32,803	187,577	1,637,833	73,976	164,377	1,486,386	125,228	163,187
Gesban Servicios Administrativos Globales, S.L.	-	-	-	-	-	-	-	-	-	1,486,341	-	8,006
Banco Santander Espanha (1)	1,560,290	-	-	1,444,376	-	-	1,560,387	-	-	-	-	(35)
Santander Capitalização S.A. (2)	5,326	18,110	52,349	4,416	18,802	148,786	-	-	-	-	-	-
Banco Santander International (3)	-	11,119	33,653	-	10,506	34,227	-	11,119	33,653	-	10,506	34,227
Santander Caceis Brasil DTVM S.A. (3)	-	414	1,164	-	374	1,124	-	414	1,164	-	2,131	6,394
Santander Brasil Gestão de Recursos Ltda. (3)	-	-	-	-	-	-	-	291	752	-	-	-
Santander Global Thechnology, S.L., SOCI	77,429	-	-	-	-	-	77,429	-	-	-	-	-
Key Management Personnel	2	89	273	-	25	118	2	89	273	45	43	186
Others	4,137	359	632	3,590	3,096	3,322	15	62,063	128,535	-	112,548	114,409
Deposits	(29,750,176)	(593,765)	190,257	(23,503,316)	269,259	679,534	(254,243)	4,025	(2,969)	(946,054)	(682)	(17,285)
Bandepe	-	-	-	-	-	-	-	-	-	-	-	-
Santander Leasing (2)	(58,701)	(536)	(960)	(81,354)	(1,438)	(2,522)	-	-	-	-	-	-
Banco Santander Espanha (1)	(11,001)	-	-	(13,156)	-	-	(11,001)	-	-	(55,059)	-	-
Aymoré CFI (2)	(2,230,784)	(11,191)	(16,595)	(190,480)	(4,293)	(24,141)	-	-	-	-	-	-
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(39,590)	-	-	(64,836)	-	-	(39,590)	-	-	(64,836)	-	-
Zurich Santander Brasil Seguros S.A. (6)	(4,712)	-	-	(6,443)	-	-	(4,712)	-	-	(6,443)	-	-
Santander Brasil Gestão de Recursos Ltda. (3)	(43,781)	(368)	(372)	(335)	(583)	(3,757)	(43,781)	(368)	(372)	(335)	(583)	(3,757)
Fundo de Investimento Santillana (3)	(70)	-	-	(44)	3,314	-	(70)	-	-	(44)	3,314	-
Santander Brasil Tecnologia S.A. (2)	(107)	-	-	(780)	-	-	-	-	-	-	-	-
Banco RCI Brasil S.A. (2)	(75,799)	(998)	(4,225)	(226,046)	-	-	-	-	-	-	-	-
Santander Caceis Brasil DTVM S.A. (3)	(5,594)	-	-	(581,543)	(2,864)	(11,962)	(5,594)	-	-	(581,543)	(2,864)	(11,962)
Getnet S.A.	(30,244)	-	-	(242,391)	-	-	(30,244)	-	-	-	-	-
Santander FI Diamantina (2)	(26,822,173)	(583,983)	218,156	(21,416,222)	282,270	734,880	-	-	-	-	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	(14,270)	-	-	(36,390)	-	(1)	(14,270)	-	-	(36,390)	-	(1)
Banco Santander (Suisse), S.A.	-	5,447	-	-	-	-	-	5,447	-	-	-	-
Key Management Personnel	(40,713)	(443)	(893)	(36,705)	(148)	(700)	(40,713)	(443)	(893)	(36,762)	(148)	(700)
Others	(372,637)	(1,693)	(4,854)	(606,591)	(6,999)	(12,263)	(64,268)	(611)	(1,704)	(164,642)	(401)	(865)
Repurchase Commitments	(6,656,796)	(64,692)	(182,799)	(7,160,549)	(83,136)	(170,503)	(2,322,365)	(27,167)	(59,940)	(2,186,105)	(11,551)	(34,375)
Santander FI Amazonas (3)	(320,677)	(4,312)	(12,508)	(501,984)	(2,350)	(5,560)	-	-	-	-	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	-	-	(4,357)	(6,163)	-	-	-	-	(4,357)	(6,163)
Santander Leasing (2)	-	(776)	(1,221)	(151,438)	(9,540)	(29,997)	-	-	-	-	-	-
Santander CCVM (2)	(238,859)	(2,687)	(5,075)	(202,222)	(862)	(2,936)	-	-	-	-	-	-
Santander FI SBAC (2)	(1,722,371)	(21,574)	(59,054)	(2,797,429)	(51,443)	(71,027)	-	-	-	-	-	-
Santander FI Guarujá (2)	(458,197)	(4,866)	(9,643)	(472,220)	(2,173)	(9,034)	-	-	-	-	-	-
Santander FI Diamantina (2)	(179,000)	13,291	(2,694)	(460,034)	4,914	(1,148)	-	-	-	-	-	-
Santander FI Unix (2)	(26,271)	(317)	(640)	(25,457)	(130)	(2,462)	-	-	-	-	-	-
Fundo de Investimento Santillana (3)	(2,322,365)	(27,205)	(59,936)	(2,186,104)	(6,602)	(27,613)	(2,322,365)	(27,205)	(59,936)	(2,186,104)	(6,602)	(27,613)
Pessoal Chave da Administração	-	(1)	(4)	-	-	(7)	-	(1)	(4)	-	-	(7)
Others	(1,389,056)	(16,245)	(32,024)	(363,661)	(10,593)	(14,556)	-	39	-	(1)	(592)	(592)
Funds from Acceptance and Issuance of Securities	121,427	(1,650)	(4,042)	(117,368)	(869)	(2,828)	121,427	(1,650)	(4,042)	(117,368)	(869)	(2,828)
Key Management Personnel	121,427	(1,650)	(4,042)	(117,368)	(869)	(2,828)	121,427	(1,650)	(4,042)	(117,368)	(869)	(2,828)
Loan and Onlendings	(19,822,063)	(76,498)	(89,815)	(10,401,564)	(1,629)	(3,012)	(19,822,063)	(76,498)	(88,585)	(10,401,564)	(1,629)	(3,012)
Banco Santander Espanha (1)	(13,609,044)	(76,498)	(88,585)	(10,401,564)	(1,629)	(3,012)	(13,609,044)	(76,498)	(88,585)	(10,401,564)	(1,629)	(3,012)
Banco Santander México (4)	(779)	-	-	-	-	-	(779)	-	-	-	-	-
Getnet S.A.	(6,212,240)	-	-	(5,576,635)	-	-	(6,212,240)	-	-	-	-	-
Dividends and Bonuses in Paying	-	-	-	(508,491)	1,042	(9,098)	-	-	-	(508,491)	1,042	(9,098)
Banco Santander Espanha (1)	-	-	-	(195)	-	-	-	-	-	(195)	-	-
Sterrebeeck B.V. (2)	-	-	-	(268,406)	-	-	-	-	-	(268,406)	-	-
GES (1) (3)	-	-	-	(239,890)	-	-	-	-	-	(239,890)	-	-
Key Management Personnel	-	-	-	-	1,042	(9,098)	-	-	-	-	1,042	(9,098)
Payables from Affiliates	1,143,458	(916,714)	(1,513,340)	(361,599)	(207,333)	(1,307,507)	(274,671)	(700,074)	(1,279,834)	(82,479)	(221,427)	(992,597)
Santander Brasil Tecnologia S.A. (2)	-	(61,565)	(192,343)	(4,353)	51,473	(165,113)	-	-	-	-	-	-
Banco Santander Espanha (1)	(145,463)	(35,883)	(146,309)	(202,787)	(57,049)	(668,504)	(145,463)	(35,883)	(146,309)	(21)	(57,049)	(668,504)
Santander Corretora de Seguros, Investimento e Serviços S.A.	(18,787)	(53,807)	(139,670)	-	-	-	-	-	-	-	-	-
Santander Corretora de Seguros (2)	-	-	-	(14,751)	(29,790)	(121,559)	-	-	-	-	-	-
Getnet S.A.	(17,562)	(143,256)	(346,145)	(17,573)	(5,895)	(17,175)	(17,974)	(150,150)	(354,006)	-	-	-
Santander Caceis Brasil DTVM S.A. (3)	(11,656)	(14,596)	(44,246)	(9,373)	(12,271)	(35,234)	(11,656)	(14,596)	(44,246)	(9,373)	(12,271)	(35,234)
Santander Leasing (2)	(79,374)	-	-	(79,374)	-	-	-	-	-	-	-	-
Santander Tecnologia e Inovação Ltda	-	(42,737)	(109,155)	-	-	-	-	-	-	-	-	-
Santander Brasil Asset Management DTVM S.A (3)	-	-	-	-	-	-	-	-	-	(95)	(170)	(429)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	-	-	-	-	-	-	-	(236)	14,195	(40,550)	-	-
Santander Global Technology, S.L., SOCI	(98,439)	(125,260)	(351,073)	(31,774)	(104,500)	(224,003)	(98,439)	(125,260)	(351,073)	(31,774)	(104,726)	(224,618)
Santander Fundo de Investimentos SBAC Referenciado	1,516,703	20,479	35,836	-	-	-	-	-	-	-	-	-
Others	(1,964)	(460,089)	(563,201)	(1,614)	(49,301)	(75,919)	(1,139)	(373,949)	(398,395)	(666)	(47,211)	(63,812)
Subordinated Debts	(13,957,208)	(1,430,975)	(1,577,165)	(13,119,660)	(754,411)	(5,060,110)	(13,957,208)	(1,430,975)	(1,577,165)	(13,119,660)	(754,411)	(5,060,110)
Banco Santander Espanha (1) (4)	(13,957,208)	(1,430,975)	(1,577,165)	(13,119,660)	(754,411)	(5,060,110)	(13,957,208)	(1,430,975)	(1,577,165)	(13,119,660)	(754,411)	(5,060,110)
Donations	-	4,000	12,200	-	(4,100)	(12,400)	-	3,260	12,200	-	(4,430)	(13,560)
Fundação Sudameris	-	4,000	12,200	-	(4,100)	(12,400)	-	4,000	12,200	-	(4,100)	(12,400)
Fundação Santander	-	-	-	-	-	-	-	(260)	-	-	(330)	(1,160)
Other Payables - Others	(605,386)	(801,531)	(1,399,439)	(633,416)	(384,135)	(1,314,195)	(647,663)	(282,004)	(499,079)	(672,658)	(203,645)	(752,886)
Banco Santander Espanha (1)	-	-	-	-	-	(1,837)	-	-	-	-	(24)	(1,967)
TecBan	-	-	-	-	(88,161)	(274,477)	-	-	-	-	(88,161)	(274,477)
Santander Brasil Tecnologia S.A. (2)	-	(53,264)	(159,738)	-	(57,248)	(168,228)	-	-	-	-	-	-
Aquanima Brasil Ltda. (3)	-	(6,672)	(24,086)	-	(7,726)	(22,334)	-	(17,134)	(371,000)	-	(7,771)	(22,468)
Santander Caceis Brasil DTVM S.A. (3)	-	(8,994)	(11,158)	-	(508)	(2,528)	-	(8,994)	(11,158)	-	(508)	(2,528)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	-	-	-	(17,713)	-	-	(26,218)	(8,912)	(23,339)	(38,135)	(4,432)	(16,633)
Getnet S.A.	(388,714)	(320,372)	(478,861)	-	(142,969)	(461,325)	(389,132)	(135,150)	(23,339)	-	-	-
Santander Global Technology, S.L., SOCI	-	-	-	-	-	-	-	-	-	-	(2,858)	(9,540)
Key Management Personnel	(215,514)	(93,187)	(399,424)	(615,469)	(91,494)	(371,481)	(231,809)	(109,478)	(433,160)	(633,276)	(102,144)	(413,826)
Others	(1,158)	(319,042)	(326,172)	(234)	3,971	(11,985)	(504)	(2,336)	(7,712)	(1,247)	2,253	(11,447)
Guarantees and Limits	17,658	22	63	11,038	15	42	17,658	22	63	11,038	15	42
Key Management Personnel (7)	17,658	22	63	11,038	15	42	17,658	22	63	11,038	15	42

(1) Controlling - Banco Santander is indirectly controlled by Banco Santander Spain (Notes 1 and 30.d), through its subsidiaries GES and Sterrebeeck B.V.

(2) Direct or indirect subsidiary of Banco Santander.

(3) Direct or indirect subsidiary of Banco Santander Spain.

(4) Refers to the portion acquired by the Controller from the PR Optimization Plan carried out in the first half of 2018.

(5) Corresponds to amounts receivable related to Acquisition.

(6) Significant influence of Banco Santander Spain.

(7) Refers to the registration in clearing accounts of Guarantees and Limits of credit operations with Key Management Personnel.

22.   Income from Services Rendered and Banking Fees

				Bank				Consolidated
	07/01 to 9/30/2021	01/01 to 9/30/2021	07/01 to 9/30/2020	01/01 to 9/30/2020	07/01 to 9/30/2021	01/01 to 9/30/2021	07/01 to 9/30/2020	01/01 to 9/30/2020

Asset Management	188,250	572,555	142,750	435,962	340,849	1,013,290	261,984	740,246
Checking Account Services	940,719	2,864,857	1,020,037	2,903,486	943,489	2,868,335	1,021,553	2,907,836
Lending Operations and Income from Guarantees Provided	301,806	866,736	275,271	787,311	397,636	1,148,562	378,176	1,048,531
Lending Operations	122,460	353,784	94,299	311,167	218,290	635,610	197,204	572,387
Income Guarantees Provided	179,346	512,952	180,972	476,144	179,346	512,952	180,972	476,144
Insurance Fees	510,361	1,457,333	471,867	1,546,511	919,913	2,555,015	745,333	2,209,539
Cards (Debit and Credit) and Acquiring Services	1,228,771	3,390,108	954,141	2,696,950	1,258,819	3,893,850	1,406,512	3,968,519
Collection	368,706	1,116,792	375,573	1,091,346	365,523	1,108,718	368,629	1,086,272
Brokerage, Custody and Placement of Securities	327,725	890,235	293,575	628,794	408,579	1,127,535	361,015	838,477
Others	85,600	274,413	83,265	183,412	196,327	639,543	203,142	531,269
Total	3,951,938	11,433,029	3,616,479	10,273,772	4,831,135	14,382,859	4,746,344	13,330,689

23.   Personnel Expenses

				Bank				Consolidated
	07/01 to 9/30/2021	01/01 to 9/30/2021	07/01 to 9/30/2020	01/01 to 9/30/2020	07/01 to 9/30/2021	01/01 to 9/30/2021	07/01 to 9/30/2020	01/01 to 9/30/2020

Compensation	877,643	2,576,783	931,392	2,758,105	1,003,896	2,962,816	1,045,482	3,112,134
Charges	356,207	1,016,656	334,987	993,298	413,747	1,181,511	386,393	1,161,786
Benefits	294,051	888,194	301,594	932,903	366,693	1,073,310	344,688	1,069,051
Training	12,013	31,465	6,128	29,316	14,119	36,387	7,893	33,335
Others	340	714	841	3,669	22,554	52,760	13,938	43,714
Total	1,540,254	4,513,812	1,574,942	4,717,291	1,821,009	5,306,784	1,798,394	5,420,020

24.   Other Administrative Expenses

				Bank				Consolidated
	07/01 to 9/30/2021	01/01 to 9/30/2021	07/01 to 9/30/2020	01/01 to 9/30/2020	07/01 to 9/30/2021	01/01 to 9/30/2021	07/01 to 9/30/2020	01/01 to 9/30/2020

Depreciation and Amortization	667,800	2,956,878	679,635	1,937,155	687,788	3,101,776	773,634	2,285,648
Outsourced and Specialized Services	576,842	1,648,184	484,077	1,367,295	626,695	1,894,888	613,164	1,785,083
Communications	107,918	283,338	94,596	277,680	112,028	294,094	98,516	293,226
Data Processing	852,039	2,290,397	770,293	2,089,172	768,596	2,056,241	739,835	2,061,273
Advertising, Promotions and Publicity	99,153	300,113	112,561	323,764	146,665	404,418	141,949	417,621
Rentals	211,832	606,976	197,506	592,771	213,822	612,027	199,936	604,073
Transportation and Travel	22,690	59,840	16,303	62,279	31,130	78,865	19,755	78,308
Financial System Services	75,855	226,112	61,443	190,877	95,503	282,119	75,542	244,055
Security and Money Transport	133,457	406,529	141,933	433,675	133,822	407,997	142,223	434,497
Asset Maintenance and Upkeep	73,461	218,475	75,364	206,704	79,431	236,298	82,632	229,756
Water, Electricity and Gas	40,284	135,491	39,997	139,265	41,118	138,439	40,634	142,006
Materials	28,251	62,279	4,258	44,461	32,766	73,324	8,829	53,946
Others	262,603	672,948	194,722	487,443	256,722	690,677	273,354	713,993
Total	3,152,185	9,867,560	2,872,688	8,152,541	3,226,086	10,271,163	3,210,003	9,343,485

(1) Includes amortization of goodwill on investment in Getnet, recognized in profit or loss in March 2021, upon the spin-off of Banco Santander and transfer of the spun-off portion to Getnet (see note 13.c).

25.   Other Operating Income

				Bank				Consolidated
	07/01 to 9/30/2021	01/01 to 9/30/2021	07/01 to 9/30/2020	01/01 to 9/30/2020	07/01 to 9/30/2021	01/01 to 9/30/2021	07/01 to 9/30/2020	01/01 to 9/30/2020

Net Income Pension and Capitalization	-	-	-	-	150,861	423,245	156,350	404,024
Reversal of Operating Provisions - Fiscal (Note 19.c)	-	-	187,282	199,760	-	-	183,709	203,992
Reversal of Provision for Financial Guarantees Provided (Note 18.a)	-	-	7,327	7,327	-	-	7,327	7,327
Monetary Adjustment of Escrow Deposits	155,234	244,390	9,562	203,662	226,913	333,061	12,592	235,032
Recoverable Taxes	8,159	155,565	8,371	112,621	14,168	169,741	12,009	133,143
Recovery of Charges and Expenses	216,416	806,832	208,814	809,875	160,231	594,908	184,229	658,510
Active Monetary Changes	-	-	-	-	-	-	-	3
Others	407,118	1,083,985	712,893	2,134,235	423,057	2,112,077	959,637	3,052,795
Total	786,927	2,290,772	1,134,249	3,467,480	975,230	3,633,032	1,515,853	4,694,826

26.   Other Operating Expenses

				Bank				Consolidated
	07/01 to 9/30/2021	01/01 to 9/30/2021	07/01 to 9/30/2020	01/01 to 9/30/2020	07/01 to 9/30/2021	01/01 to 9/30/2021	07/01 to 9/30/2020	01/01 to 9/30/2020

Operating Provisions
Fiscal (Note 19.c)	36,500	63,539	-	-	60,599	95,683	-	-
Labor (Note 19.c)	287,338	764,512	205,056	719,009	301,648	783,688	221,375	756,160
Civil (Note 19.c)	25,995	204,473	250,010	442,471	87,452	318,563	296,851	570,942
Credit Cards	878,596	2,622,051	817,273	2,570,997	741,806	2,274,882	771,789	2,193,717
Actuarial Losses - Pension Plan	45,974	157,077	55,962	194,347	45,419	155,807	55,946	195,414
Legal Fees and Costs	35,050	126,145	29,856	71,756	35,662	126,670	30,425	75,308
Serasa and SPC (Credit Reporting Agency)	32,253	90,379	18,256	43,341	32,824	93,682	18,660	44,914
Brokerage Fees	11,557	50,365	20,922	61,772	11,557	49,587	20,045	60,942
Commissions	376,172	968,013	267,326	568,958	736,454	1,945,174	553,969	1,482,937
Reversal of Provision for Financial Guarantees Provided (Note 18.a)	14,374	83,238	-	-	14,374	83,238	-	-
Others (1)	1,241,294	2,800,477	421,020	2,867,006	1,800,465	4,740,025	900,128	4,332,401
Total	2,985,103	7,930,269	2,085,681	7,539,657	3,868,260	10,666,999	2,869,188	9,712,735

(1) In the periods ended September 30, 2021 and 2020, mainly includes monetary restatement on provisions for legal and administrative proceedings and legal obligations, provisions for the benefit guarantee fund and other provisions.

27.   Non-Operating Income

				Bank				Consolidated
	07/01 to 9/30/2021	01/01 to 9/30/2021	07/01 to 9/30/2020	01/01 to 9/30/2020	07/01 to 9/30/2021	01/01 to 9/30/2021	07/01 to 9/30/2020	01/01 to 9/30/2020

Result on sale of Investments	-	-	-	168,588	-	(59)	-	168,588
Result on Sale of Other Assets	13,039	61,930	15,273	45,880	11,826	57,391	14,256	35,406
Reversal (Recognition) of Allowance for Losses on Other Assets	(6,488)	(24,496)	2,367	13,027	(9,260)	(22,161)	3,334	23,742
Expense on Assets Not in Use	(9,656)	(29,619)	(13,914)	(38,020)	(9,660)	(29,779)	(13,997)	(38,196)
Gains (Losses) of Capital	1,288	(1,924)	6,776	6,037	1,307	(1,971)	6,760	3,783
Other Income (Expenses)	27,286	72,162	11,595	57,415	28,969	47,838	5,519	59,132
Total	25,469	78,053	22,098	252,928	23,182	51,259	15,872	252,455

28.   Employee Benefit Plans - Post-Employment Benefits

a) Share-Based Compensation

Banco Santander has long-term compensation programs linked to the performance of the market price of its shares. Members of Banco Santander's Executive Board are eligible for these plans, in addition to the participants who have been determined by the Board of Directors, whose choice will consider the seniority of the group. The members of the Board of Directors only participate in said plans when they hold positions on the Executive Board.

Program	Settlement Type	Period Vesting	Exercise/Settlement Period	01/01 to 9/30/2021		01/01 to 9/30/2020
Local	Santander Actions (Brazil)	01/2019 to 12/2021	2022 and 2023	R$ 4,216,667	(*)	$4,550,000
		01/2020 to 12/2022	2023	$3,668,000	(*)	$4,000,000
		01/2020 to 12/2022	2023 and 2024	$3,326,667	(*)	R$5,270,000
		01/2021 to 06/2024	2024	$10,150,000	(*)	R$ -
		01/2021 to 12/2023	2023	R$1,500,000	(*)	R$ -
		07/2019 to 06/2022	2022	123,158	SANB11	123,158
		09/2020 to 09/2022	2022	351,352	SANB11	450,737
		01/2020 to 09/2023	2023	225,961	SANB11	281,030
		01/2021 to 12/2022	2023	177,252	SANB11	-
		01/2021 to 12/2023	2024	327,065	SANB11	-
		01/2021 to 01/2024	2024	35,244	SANB11	-
Global	Santander Spain shares and stock options	2023		309,576	SAN (**)	318,478 (**)
		2023, with a limit for exercising the options until 2030		1,618,445	Options without SAN (**)	1,664,983 (**)
		02/2024		135,632	SAN (**)	-
		02/2024, com limite para exercício das opções até 02/2029		404,630	Opções s/ SAN (**)	-
Balance of Plans on September 30, 2021				R$22,861,333	(*)	R$13,820,000 (*)
				1,240,033	SANB11	854,927 SANB11
				445,208	SAN	318,478 SAN
				2,023,075	Opções s/ SAN	1,664,983 Options without SAN

(*) Plan target in Reais, to be converted into SANB11 shares according to the achievement of the plan's performance indicators at the end of the vesting period, based on the quotation of the last 15 trading sessions of the month immediately preceding the grant.

(**) Target of the plan in SAN shares and options, to be paid in cash at the end of the vesting period, according to the achievement of the plan's performance indicators.

Our long-term programs are divided into Local and Global plans, with specific performance indicators and condition of maintaining the participant's employment relationship until the payment date in order to be entitled to receive.

The calculation of payment for the plans is based on the percentage of achievement of the indicators applied to the reference value (target), with the Local plans being paid in SANB11 units and the Global plans in shares and options of Grupo Santander (SAN).

Each participant has a reference value defined in cash, converted into SANB11 units or into shares and options of Grupo Santander (SAN), normally based on the quotation of the last 15 trading sessions of the month immediately preceding the granting of each plan. At the end of the vesting period, the payment of either the resulting shares in the case of local plans, or the cash value corresponding to the shares/options of the global plans, is made with a 1-year restriction, and this payment is still subject to the application of the Malus clauses/Clawback, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks.

a.1) Impact on Income

The impacts on the result are recorded in the Personnel Expenses item, as follows:

		Bank		Consolidated
		01/01 to 9/30/2021	01/01 to 9/30/2020	01/01 to 9/30/2021	01/01 to 9/30/2020
Program	Settlement Type
Local	Santander Shares (Brazil)	13,905	-	14,682	-
Global	Santander Spain Shares and Stock Options	2,324	-	2,738	-

a.2) Variable Remuneration Referenced to Shares

The long-term incentive plan (deferral) sets forth the requirements for payment of future deferred installments of variable remuneration, considering the long-term sustainable financial bases, including the possibility of applying reductions or cancellations due to the risks assumed and fluctuations the cost of capital.

The variable remuneration plan with payment referenced in Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees. The impacts on the result are accounted for under Personnel Expenses, as follows:

			Bank		Consolidated
Program	Participant	Liquidity Type	01/01 to 9/30/2021	01/01 to 9/30/2020	01/01 to 9/30/2021	01/01 to 9/30/2020
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	9,199	3,643	6,597	2,235
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	8,224	2,771	7,488	2,716

29.   Risk Management, Capital and Sensitivity Analysis

a) Risk Management Structure

Banco Santander in Brazil follows the model based on a prudent risk management. It has specialized management structure for each risk listed below, as well as an area that carries out the Integrated Risk Management of the Group, disseminates Risk Pro Culture, manages risk self-assessment and controls Risk Appetite (RAS) - which is approved by the Board of Directors -, attending the requirements of the local regulator and the international good practices, aiming to protect capital and ensure business profitability.

The fundamental principles that rule the risk governance model are:

•     All employees are responsible for the management of risk;

•     Senior Management Engagement;

•     Independence of risk control and management functions;

•     Comprehensive approach to management and control of risks;

•     Risk management and control must be based on timely, accurate and sufficiently granular management information.

A. Credit Risk

The credit risk management is based in monitoring of credit portfolio and new credit operation indicators. Considering the economic scenario, profitability and defaults projections are estimated under control of appetite for risk. These projections are the basis for a redefinition of credit policies, which affect both the credit evaluation for a specific customer as customers with similar profile.

Another relevant aspect is the preventive management of credit, which is fundamental in maintaining the quality of Banco Santander's portfolio. The monitoring of the customer portfolio is a daily routine of the entire commercial area, with the support of the central areas.

To measure the quality of a client’s or facility’s credit, the Bank uses its own models score/rating, made by Metodology and independent Validation areas.

On credit restructuring and recovery, the Bank uses specific collection teams, which may be:

• Internal teams specializing in with direct action against defaulting clients with delays exceeding 60 days and more significant amounts; and

• External partners specializing in collecting, notifying and filing high-risk clients.

Sale of non-performing loans portfolio is a recurrent part of the recovery strategy (only credit rights), but the Santander may maintain relationships and transactional means with assigned clients.

Besides, the bank constitutes provision in accordance with the current legislation of Bacen and National Monetary System (Note 8.e).

B. Market Risk Management

The management of the market risk consists on developing, measuring and monitoring the use of limits previously approved in internal committees, relevant to the value at risk of the portfolios, the sensitivities arising from variation in market data (interest rates, indices, prices, exchange rates, etc.), liquidity gaps, among others, which might affect the positions of Banco Santander's portfolios in the various markets where it operates.

C. Operational Risk and Internal Controls

Santander's operational risk management model is based on best practices and its premise is to evaluate, monitor, control, implement improvements to reduce exposure to risks and losses, in line with the risk appetite approved by the Board of Directors and adopting the definition of the Basel Committee and Central Bank of Brazil for operational risks. Our governance model is based on the three lines of defense and has people, structures, policies, methodologies and tools to support the adequate management of operational risk.

The Internal Controls Model is based on the methodology developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), covering the strategic, operational, financial disclosure and compliance components and allows compliance with the requirements of regulators BACEN, CVM, B3, SUSEP and Sarbanes Oxley - SOX (Security Exchange Commission).

D. Bank´s business is highly dependent on the proper functioning of information technology systems.

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential data and other information in our computer systems and networks. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively.

E. Compliance and Reputational Risk Management

Compliance risk management has a proactive focus on this risk, policies, implementation of process, including monitoring, training, advisory, risk assessment and corporate communication of standards and regulations to be applied to each businesses area of the Banco Santander.

F. Unit for the Anti Money Laundering (AML) and Coutering of Financing of Terrorism (CFT)

Area responsible for promoting the development of the prevention of money laundering and combating the financing of terrorism in the different business units, as well as responsible for the Bank's Know Your Customer guidelines, establishing policies, procedures, monitoring and culture related to the subject. Moreover, analyzing the AML/CFT risks in the products and services monitoring the product´s risk and transactions carried out.

G. Social and Environmental Risk

Banco Santander’s Social and Environmental Responsibility Policy (PRSA), which complies with National Monetary Council Resolution 4,327/2014 and the SARB 14 self-regulation issued by Febraban, establishes guidelines and consolidates specific policies for social-environmental practices used in business and stakeholder relations. These practices including social and environmental risk management, impacts and opportunities related themes, such as, adequacy in the concession or use of credit, supplier management and analysis of the social and environmental risk which is carried out through the analysis of the socio-environmental practices of wholesale and segment Empresas 3 retail clients, that have limits or credit risk greater than BRL5 million and are included in one of the 14 sectors of social and environmental attention. In other to mitigate operational, capital, credit and reputational risk. Since 2009 Santander is Equator Principles signatory, which standards are applied in order to mitigate social and environmental risks when financing big projects.

The commitments assumed in the PRSA are detailed in others Bank policies, such as, the Anti-Corruption Policy, Supplier Relationships and Homologation Policies and Social-Environmental Risk Policies, besides that the Private Social Investment Policy, which aims to guide the strategy of this topic and present guidelines for social programs that strengthen this strategy.

H. Structure of Capital Management

Santander adopts a robust governance that supports all processes related to effective capital management in order to:

• Clearly define the functions of each team involved in the capital management;

• Ensure that the capital metric limits established in management, risk appetite and the Risk Profile Assessment (RPA) are fulfilled;

• Ensure that the actions related to the institution's strategy consider the impacts generated in the capital allocation;

• Ensure that the Management actively participates in the management and is regularly informed about the behavior of the capital metrics.

At Banco Santander, there is an Executive Vice-President responsible for capital management appointed by the Board of Directors; in addition, there are institutional capital policies, which act as guidelines for capital management, control and reporting (thus fulfilling all the requirements defined in CMN Resolution No. 4,557 / 2017).

For further information, see the "Risk and Capital Management Structure - Resolution nº. 4,557 / BACEN" in "Corporate Governance" and "Risk Management" at https://www.ri.santander.com.br/

b) Operational Limits

As established in CMN Resolutions No. 4,193/2013 and No. 4,783/2020, until March 2021 the PR requirement was at 10.25%, including 8.00% Minimum Reference Equity plus 1.25% Additional Conservation of Capital and 1.00% of Systemic Additional. PR Level I was 8.25% and Minimum Core Capital 6.75%.

Throughout 2021, the Capital Conservation Supplement goes through two increases, reaching 1.625% in April and 2.00% in October. Thus, in September the PR requirement is 10.625%, and at the end of 2021 it will be 11.00%. For September, 8.00% of the Minimum Reference Equity plus 1.625% of Additional Capital Conservation and 1.00% of Systemic Additional is considered, with the requirement of PR Level I of 8.625% and Minimum Principal Capital of 7.125%. By the end of 2021, the PR requirement reaches 11.0%, considering an 8.00% Minimum Reference Equity plus 2.00% Capital Conservation Additional and 1.00% Systemic Additional, with a requirement of PR Tier I and Minimum Principal Capital at the end of 2021 of 9.00% and 7.50%, respectively.

Continuing with the adoption of the rules established by CMN Resolution No. 4,192/2013, as of January 2015, the Prudential Consolidated, defined by CMN Resolution No. 4,280/2013, came into effect. The index is calculated on a consolidated basis based on information from the Prudential Consolidated, as shown below:

	9/30/2021	12/31/2020
Tier I Regulatory Capital	78,715,890	77,571,525
Principal Capital	71,722,200	71,006,316
Supplementary Capital (Note 20)	6,993,690	6,565,209
Tier II Regulatory Capital (Note 20)	6,963,518	6,554,451
Regulatory Capital (Tier I and II)	85,679,408	84,125,976
Credit Risk (1)	519,781,855	478,303,523
Market Risk (2)	20,833,251	15,846,255
Operational Risk	58,499,845	57,419,401
Total RWA (3)	599,114,951	551,569,179
Basel I Ratio	13.14	14.06
Basel Principal Capital	11.97	12.87
Basel Regulatory Capital	14.30	15.25

(1) Exposures to credit risk subject to the calculation of capital requirement under the standardized approach (RWACPAD) are based on the procedures established by Bacen Circular 3644, of March 4, 2013 and its subsequent supplements through the wording of Bacen Circular 3,174 of August 20, 2014 and Bacen Circular 3,770 of October 29, 2015.

(2) Includes the installments for market risk exposures subject to variations in foreign currency coupon rates (RWAjur2), price indices (RWAjur3) and interest rate (RWAjur1/RWAjur4), of commodity prices (RWAcom), of the price of shares classified in the trading portfolio (RWAacs) and installments for exposure to gold, foreign currency and operations subject to exchange variation (RWAcam).

(3) Risk Weighted Assets or risk weighted assets.

Banco Santander publishes the Risk Management Report with information on risk management, a brief description of the Recovery Plan, capital management, PR and RWA. The report with more details on the assumptions, structure and methodologies can be found at the electronic address www.santander.com.br/ri.

Financial institutions are required to maintain the investment of funds in permanent assets in accordance with the adjusted Reference Equity level. The funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of the value of the Reference Equity adjusted in accordance with the regulations in force. Banco Santander complies with the established requirements.

c) Financial Instruments - Sensitivity Analysis

Risk management is focused on portfolios and risk factors, in accordance with Bacen regulations and good international practices.

The financial instruments are segregated in the trading and banking portfolios, as performed in the management of market risk exposure, in accordance with the best market practices and with the operations classification and capital management criteria of the Bacen's Standardized Basel Method. The trading portfolio consists of all transactions with financial instruments and commodities, including derivatives, held with the intention of trading. The banking portfolio consists of structural operations arising from the various business lines of Banco Santander and their possible hedges. Therefore, according to the nature of Banco Santander's activities, the sensitivity analysis was divided between the trading and banking portfolios.

Banco Santander performs the sensitivity analysis of financial instruments in accordance with CVM Instruction No. 475/2008, considering market information and scenarios that would negatively affect the Bank's positions.

The summary tables presented below summarize sensitivity values generated by Banco Santander's corporate systems, referring to the trading portfolio and the banking portfolio, for each of the portfolio scenarios on September 30, 2021.

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(4,823)	(106,039)	(212,077)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interest Rate	(537)	(6,960)	(13,919)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(5,143)	(19,066)	(38,131)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(1,100)	(1,854)	(3,709)
Foreign Currency	Exposures subject to Foreign Exchange	(416)	(10,400)	(20,799)
Eurobond/Treasury/Global	Exposures subject to Interest Rate Variation on Papers Traded on the International Market	(5,091)	(5,872)	(11,744)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(5,429)	(33,574)	(67,149)
Shares and Indexes	Exposures subject to Change in Shares Price	(1,515)	(37,875)	(75,749)
Commodities	Exposures subject to Change in Commodity Price	(1,156)	(28,892)	(57,784)
Total (1)		(25,210)	(250,531)	(501,062)

(1) Amounts net of tax effects.

Scenario 1: shock of +10bps and -10bps in the interest curves and 1% for price changes (currencies and shares), considering the largest losses by risk factor.

Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses by risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(59,126)	(1,514,440)	(3,446,996)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(7,663)	(66,260)	(58,664)
Inflation	Exposições sujeitas à Variação das Taxas de Cupons de Índices de Preços	(15,386)	(175,654)	(444,097)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(10,344)	(46,252)	(90,337)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(3,811)	(4,612)	(9,267)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(30,354)	(69,752)	(143,075)
Foreign Currency	Exposures subject to Foreign Exchange	406	10,162	20,324
Total (1)		(126,277)	(1,866,809)	(4,172,112)

(1) Amounts net of tax effects.

Scenario 1: shock of +10bps and -10bps in the interest curves and 1% for price changes (currencies and shares), considering the largest losses by risk factor.

Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses by risk factor.

30.   Other information

a) Co-obligations and risks in guarantees provided to customers, recorded in memorandum accounts, reached the amount of R$51,804,910 (12/31/2020 - R$46,471,443) at the Bank and R$51,804,910 (12/31/2020 - R$46,471,443) in the Consolidated.

b) The total amount of investment funds and assets under management by the Santander Conglomerate is R$2,711,333 (12/31/2020 - R$2,716,477) and the total amount of investment funds and assets under management is R$210,223,826 (31 12/12/2020 - R$191,873,169) recorded in memorandum accounts.

c) The insurance in force on September 30, 2021, corresponding to coverage of fires, natural disasters and other risks related to properties, has a coverage value of R$9,214,986 (12/31/2020 - R$392,189) in the Bank and in the Consolidated. In addition, in the Bank and in the Consolidated on September 30, 2021, there are other policies in force to cover risks related to fraud, civil liability and other assets in the amount of R$1,546,051 (12/31/2020 - R$8,674,721).

d) In September 30, 2021 and December 31, 2020, there were no related asset transactions and no obligations for related asset transactions.

e) Clearing and Settlement of Obligations Agreements - CMN Resolution 3,263/2005 - Banco Santander has an agreement for clearing and settlement of obligations within the scope of the National Financial System (SFN), entered into with individuals and legal entities that are or are not members of the SFN, resulting in in greater guarantee of financial settlement, with the parties which have this type of agreement. These agreements establish that payment obligations to Banco Santander arising from credit and derivative transactions, in the event of default by the counterparty, will be offset against Banco Santander's payment obligations to the counterparty.

f) Other Commitments - Banco Santander has two types of lease contracts: cancelable and non-cancellable. The cancelables are properties, mainly used as branches, based on a standard contract, which can be canceled at will and includes the right of option to renew and readjustment clauses, framed in the concept of operational leasing. The total of future minimum payments for non-cancellable operating leases is shown below:

	9/30/2021	12/31/2020
Up to 1 Year	719,896	670,619
Between 1 to 5 Years	1,495,799	1,607,995
More than 5 Years	193,784	171,420
Total	2,409,480	2,450,034

Additionally, Banco Santander has contracts with an indefinite term, in the amount of R$596 (12/31/2020 - R$880) corresponding to the monthly rent of contracts with this characteristic. Operating lease payments, recognized as expenses in 2021, were in the amount of R$369,591 (2020 - R$363,338).

Rental contracts will be readjusted annually, in accordance with current legislation, with the highest percentage being in accordance with the variation of the General Market Price Index (IGPM). The lessee is assured the right to unilaterally terminate these contracts, at any time, in accordance with contractual clauses and current legislation. Market Value of Financial Assets and Liabilities

g) Market value of assets and liabilities - Banco Santander classifies measurements at market value using the market value hierarchy that reflects the model used in the measurement process, and is in accordance with the following hierarchical levels:

Level 1: Determined based on public (unadjusted) price quotations in active markets for identical assets and liabilities, include government bonds, shares and listed derivatives. Highly liquid securities with prices observable in an active market are classified at level 1. At this level, most Brazilian Government Bonds (mainly LTN, LFT, NTN-B and NTN-F), stocks on the stock exchange were classified. and other securities traded on the active market. Derivatives traded on stock exchanges are classified at level 1 of the hierarchy.

Level 2: These are derivatives of data other than quoted prices included in Level 1 that are observable for the asset or liability, directly (such as prices) or indirectly (derived from prices). When price quotations cannot be observed, Management, using its own internal models, makes its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. The best evidence of the fair value of a financial instrument at initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only observable market data, particularly interest rates. These securities are classified at level 2 of the fair value hierarchy and are mainly composed of government securities (repurchase agreements, LCI Cancelable and NTN) in a less liquid market than those classified at level 1. For over-the-counter derivatives, for the valuation of financial instruments (primarily swaps and options), observable market data are normally used, such as exchange rates, interest rates, volatility, correlation between indices and market liquidity. In the pricing of the aforementioned financial instruments, the Black-Scholes model methodology is used (exchange rate options, interest rate index options, caps and floors) and the present value method (discounting future values by curves market).

Level 3: These are derived from valuation techniques that include inputs for assets or liabilities that are not based on observable market variables (non-observable inputs). When there is information that is not based on observable market data, Banco Santander uses models developed internally to properly measure the fair value of these instruments. Level 3 mainly includes Instruments with low liquidity. Derivatives not traded on an exchange and that do not have observable information in an active market were classified as level 3, and are composed, including exotic derivatives.

In Thousands of Brazilian Real				2021
Assets	Carrying Amount	Maket Value	1	2	3

Interbank Investments	49,299,674	49,299,674	3,080,756	39,570,844	6,648,074
Securities and Debt Instruments	233,845,351	235,003,181	184,130,199	14,456,640	36,416,342
Derivatives Financial Instruments	28,186,315	28,186,315	-	27,739,085	447,230
Lending Operations	375,968,143	345,117,955	-	-	345,117,955
Total	687,299,483	657,607,125	187,210,955	81,766,569	388,629,601

In Thousands of Brazilian Real				2020
Assets	Carrying Amount	Maket Value	1	2	3

Interbank Investments	69,698,253	69,698,253	-	62,601,986	7,096,267
Securities and Debt Instruments	233,248,338	234,844,495	135,118,884	65,394,153	34,331,458
Derivatives Financial Instruments	32,840,075	32,840,075	-	32,258,845	581,230
Lending Operations	338,110,717	341,503,600	-	-	341,503,600
Total	673,897,383	678,886,423	135,118,884	160,254,984	383,512,555

We present below a comparison between the carrying amounts of the Bank's financial liabilities measured at a value other than the market value and their respective market values on September 30, 2021, and December 31, 2020:

In Thousands of Brazilian Real				2021
		Market Value
Liabilities	Carrying Amount		1	2	3

Deposits	397,826,800	397,781,250	-	-	397,781,250
Money Market Funding	128,983,722	128,971,722	-	128,971,722	-
Borrowings and Onlendings	86,622,447	86,622,447	-	-	86,622,447
Funds from Acceptance and Issuance of Securities	81,890,963	80,911,660	-	-	80,911,660
Derivatives Financial Instruments	31,298,091	31,298,091	-	30,834,586	463,505
Debt Instruments Eligible to Compose Capital	13,957,208	13,957,208	-	-	13,957,208
Total	740,579,231	739,542,378	-	159,806,308	579,736,070

In Thousands of Brazilian Real				2020
		Market Value
Liabilities	Carrying Amount		1	2	3

Deposits	390,051,798	390,093,916	-	-	390,093,916
Money Market Funding	154,997,017	154,994,486	-	154,994,486	-
Borrowings and Onlendings	67,759,950	67,759,950	-	-	67,759,950
Funds from Acceptance and Issuance of Securities	70,627,767	71,017,560	-	-	71,017,560
Derivatives Financial Instruments	36,269,465	36,269,465	-	35,642,321	627,144
Debt Instruments Eligible to Compose Capital	13,119,660	13,119,660	-	-	13,119,660
Total	732,825,657	733,255,037	-	190,636,807	542,618,230

Management revised the criteria assigned to classify the level of assets measured at market value, presented exclusively for disclosure purposes and verified the need to change between level 3 and level 1 and from level 2 to level 1 in light of the observable data of Marketplace.

h) Recurring/non-recurring results

						Bank
	2021			2020
	Recurring Income	Non-Recurring Income	01/01 to 9/30/2021	Recurring Income	Non-Recurring Income	01/01 to 9/30/2020
Income Related to Financial Operations	62,351,792	-	62,351,792	93,353,547	-	93,353,547
Expenses on Financial Operations	(37,801,703)	-	(37,801,703)	(90,733,774)	-	(90,733,774)
Gross Income Related to Financial Operations	24,550,089	-	24,550,089	2,619,773	-	2,619,773
Other Operating Revenues (Expenses) a/b	(7,153,234)	(1,162,400)	(8,315,634)	(5,501,731)	(375,315)	(5,877,046)
Operating Income	17,396,855	(1,162,400)	16,234,455	(2,881,958)	(375,315)	(3,257,273)

Non-Operating Income	78,053	-	78,053	85,928	167,000	252,928

Income Before Taxes on Income and Profit Sharing	17,474,908	(1,162,400)	16,312,508	(2,796,030)	(208,315)	(3,004,345)
Income Tax and Social Contribution a/b/c	(3,579,479)	(94,747)	(3,674,226)	13,972,419	10,312	13,982,731
Profit Sharing	(1,318,592)	-	(1,318,592)	(1,291,581)	-	(1,291,581)
Net Income	12,576,837	(1,257,147)	11,319,690	9,884,808	(198,003)	9,686,805

					Consolidated
	2021			2020
	Recurring Income	Non-Recurring Income	01/01 to 9/30/2021	Recurring Income	Non-Recurring Income	01/01 to 9/30/2020
Income Related to Financial Operations	69,809,071	-	69,809,071	101,346,732	-	101,346,732
Expenses on Financial Operations	(40,047,749)	-	(40,047,749)	(94,402,806)	-	(94,402,806)
Gross Income Related to Financial Operations	29,761,322	-	29,761,322	6,943,926	-	6,943,926
Other Operating Revenues (Expenses) a/b	(10,378,168)	(1,162,400)	(11,540,568)	(8,341,240)	(375,315)	(8,716,555)
Operating Income	19,383,154	(1,162,400)	18,220,754	(1,397,314)	(375,315)	(1,772,629)

Non-Operating Income	51,259	-	51,259	85,455	167,000	252,455

Income Before Taxes on Income and Profit Sharing	19,434,413	(1,162,400)	18,272,013	(1,311,859)	(208,315)	(1,520,174)
Income Tax and Social Contribution a/b/c	(5,457,277)	(94,747)	(5,552,024)	12,642,935	10,312	12,653,247
Profit Sharing	(1,441,638)	-	(1,441,638)	(1,421,238)	-	(1,421,238)
Non-Controlling Interest	(87,065)	-	(87,065)	(101,124)	-	(101,124)
Net Income	12,448,433	(1,257,147)	11,191,286	9,808,714	(198,003)	9,610,711

a) Amortization of goodwill on investment recognized as Other Operating Expenses in the amount before taxes of R$1,162,400 (2020 - R$275,315) in the Bank and in the Consolidated, with a net impact of R$1,093,414 (2020 - R$203,013).

b) Action to Support the Fight against COVID-19 recognized as other operating expenses in 2020, with an impact before taxes amounting to R$100,000 (net of taxes, R$94,190), in the Bank and in the Consolidated.

c) Write-off of tax loss arising from the spun-off equity of Getnet (See Note 13.) in the amount of R$163,732, and tax effect on the amortization of goodwill on investment, in the amount of R$68,986.

31.   Subsequent Events

Dividends Proposal

The Board of Directors, at a meeting held on October 26, 2021, approved the proposal of the Executive Board, ad referendum of the Annual General Meeting to be held in 2022, for the distribution of Interim Dividends, in the amount of R$3,0 billion, based on the profit for the year calculated up to the balance sheet of September 30, 2021. Shareholders who are registered in the Bank's records at the end of November 4, 2021, (inclusive) will be entitled to the Dividends. Thus, from November 5, 2021 (inclusive), the Bank's shares will be traded “Ex-Dividends”. The amount of Dividends will be paid as of December 3, 2021, and fully imputed to the mandatory dividends to be distributed by the Bank, referring to fiscal year 2021, without any remuneration by way of monetary restatement. The deliberation had the favorable opinion of the Fiscal Council, according to the meeting held on the same date.

Acquisition of Equity Interest in Liderança Serviços Especializados em Cobranças Ltda. and Fozcobra Agência de Cobranças Ltda.

On October 1, 2021, Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (Atual) acquired a 100.00% equity interest in Liderança Serviços Especializados em Cobranças Ltda. (Leadership) and, consequently, the indirect interest in its wholly owned subsidiary Fozcobra Agência de Cobranças Ltda. (Fozcobra), upon payment of R$235 million, arising from the capital increase carried out by Banco Santander at Atual on September 24, 2021. Continuous act, on October 4, 2021, the merger of Fozcobra into Liderança was formalized, with the respective extinction of Fozcobra.

Acquisition of Equity Interest in Solutions 4 Fleet Consultoria Empresarial Ltda.

On October 8, 2021, upon compliance with the applicable suspensive conditions, Aymoré Crédito, Financiamento e Investimento SA (Aymoré CFI) formalized the closing of the transaction relating to the acquisition of shares and subscription of a capital increase of Solution 4Fleet Consultoria Empresarial SA (S4F), now holding 80.00% of the shares issued by S4F.

Partial spin-off and segregation of Getnet Acquirência e Serviços para Meios de Pagamentos S.A.

After the approval of the studies and favorable proposal of the Board of Directors of Santander Brasil, on March 31, 2021, the shareholders of Santander Brasil approved the partial spin-off of Santander Brasil, for the segregation of shares owned by them issued by Getnet Adquirência e Serviços para Meios de Pagamentos S.A. (“Getnet”), with a version of the split portion for Getnet itself. The delivery of the Getnet shares to the shareholders of Santander Brasil in proportion to their participation in the capital of Santander Brasil and the shares and Units of Santander Brasil on the base date of October 15, 2021, took place on October 18, 2021.

As a result of the Spin-off, Santander Brasil's share capital was reduced by a total amount of two billion reais, without the cancellation of shares, changing Santander Brasil's share capital from fifty-seven billion reais to fifty-five billion reais.

Composition of Management Bodies

Administrative Council

Álvaro Antônio Cardoso de Souza – President (independente)

Sérgio Agapito Lires Rial - Vice-President

Deborah Patricia Wright - Counselor (independent)

Deborah Stern Vieitas - Counselor (independent)

Jose Antonio Alvarez Alvarez – Counselor

José de Paiva Ferreira – Counselor

José Garcia Cantera – Counselor

Marília Artimonte Rocca - Counselor (independent)

Pedro Augusto de Melo - Counselor (independent)

Audit Committee

Deborah Stern Vieitas - Coordinator

Maria Elena Cardoso Figueira - Qualified Technical Member

René Luiz Grande - Member

Vania Maria da Costa Borgerth - Member

Risk and Compliance Committee

Pedro Augusto de Melo - Coordinator

Álvaro Antonio Cardoso de Souza - Member

José de Paiva Ferreira - Member

Virginie Genès-Petronilho - Member

Sustainability Committee

Marilia Artimonte Rocca - Coordinator

Carlos Aguiar Neto - Member

Carlos Rey de Vicente - Member

Mario Roberto Opice Leão - Member

Tasso Rezende de Azevedo - Member

Nomination and Governance Committee

Álvaro Antonio Cardoso de Souza - Member

Deborah Patricia Wright - Member

Luiz Fernando Sanzogo Giogi - Member

Compensation Committee

Deborah Patricia Wright - Coordinator

Álvaro Antonio Cardoso de Souza - Member

Luiz Fernando Sanzogo Giogi - Member

Fiscal Council

João Guilherme de Andrade So Consiglio - Effective Member (President)

Antonio Melchiades Baldisera - Effective member

Louise Barsi - Effective Member

Manoel Marcos Madureira - Substitute

Luciano Faleiros Paolucci - Substitute

Valmir Pedro Rossi – Substitute

*The Fiscal Council was installed at the Annual General Meeting held on April 30, 2021, and the members were approved by the Central Bank of Brazil on July 22, 2021, the date on which they took office in their respective positions, with term of office until the Meeting Ordinary General Meeting of 2022.

Executive Board

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mario Roberto Opice Leão

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

João Marcos Pequeno De Biase

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Marilize Ferrazza Santinoni

Marino Alexandre Calheiros Aguiar

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sandro Kohler Marcondes

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Accountant

Diego Santos Almeida – CRC Nº 1SP316054/O-4

Declaration of directors on the financial statements

For the purposes of complying with the provisions of article 25, paragraph 1, item VI, of the Securities Commission (CVM) Instruction 480, of December 7, 2009, the members of the Executive Board of Banco Santander (Brasil) SA (Banco Santander or Company) declare that they discussed, reviewed and agreed with the Financial Statements prepared by Banco Santander´s BRGAAP criteria, for the year ended september 30, 2021, and the documents that comprise them, being: Management Report, balance sheets, statement results, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No. 6,404, of December 14, 1976 (Brazilian Corporate Law), the rules of the National Monetary Council, of the Central Bank of Brazil according to the model of Plan C of the National Financial System Institutions (COSIF) and other applicable regulations and legislation. The aforementioned Financial Statements and the documents that comprise them, were the subject of a report without reservation by the Independent Auditors regarding the recommendation for approval issued by the Company's Audit Committee and the favorable opinion of the Company's Fiscal Council.

Members of the Executive Board of Banco Santander on September 30, 2021:

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mário Roberto Opice Leão

PatríciaSoutoAudi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

João Marcos Pequeno De Biase

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Marilize Ferrazza Santinoni

Marino Alexandre Calheiros Aguiar

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Directors' Statement on Independent Auditors

For the purposes of complying with the provisions of article 25, paragraph 1, item V, of the Securities and Exchange Commission (CVM) Instruction 480, of December 7, 2009, the members of the Executive Board of Banco Santander (Brasil) SA (Banco Santander or Company) declare that they have discussed, reviewed and agreed with the Financial Statements by the Banco Santander BRGAAP criterion, which includes the Independent Auditors' Report, related to the Financial Statements by Banco Santander BRGAAP criterion, for the year ended september 30, 2021 , and the documents that comprise them, being: Performance Comments, balance sheets, income statement, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No. 6,404, of December 14, 1976 (Brazilian Corporate Law) tions), the rules of the National Monetary Council, the Central Bank of Brazil in accordance with the model of the Accounting Plan of the Institutions of the National Financial System (COSIF) and other applicable regulations and legislation. The aforementioned Financial Statements and the documents that comprise them, were the subject of a report without reservation by the Independent Auditors regarding the recommendation for approval issued by the Company's Audit Committee and the favorable opinion of the Company's Fiscal Council.

Members of the Executive Board of Banco Santander on September 30, 2021:

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mário Roberto Opice Leão

PatríciaSoutoAudi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

João Marcos Pequeno De Biase

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Marilize Ferrazza Santinoni

Marino Alexandre Calheiros Aguiar

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 26, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer